                                                  Filed pursuant to Rule 424(b)1
                         in connection with Registration Statement No. 333-93487

                                6,250,000 Shares


                          [SNOWBALL LOGO APPEARS HERE]

                                  Common Stock

                                ---------------

  This is an initial public offering of shares of common stock of Snowball.com, Inc. All of the 6,250,000 shares of common stock are being sold by Snowball.

  Prior to this offering, there has been no public market for the common stock. Snowball's common stock has been approved for quotation on the Nasdaq National Market under the symbol "SNOW".

  See "Risk Factors" beginning on page 7 to read about risks you should consider before buying shares of the common stock.

                                ---------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                          Per Share    Total
                                                          ---------    -----
Initial public offering price............................  $11.00   $68,750,000
Underwriting discount....................................  $ 0.77   $ 4,812,500
Proceeds, before expenses, to Snowball...................  $10.23   $63,937,500

  To the extent that the underwriters sell more than 6,250,000 shares of common stock, the underwriters have the option to purchase up to an additional
937,500 shares from Snowball at the initial public offering price less the underwriting discount.

                                ---------------

  The underwriters expect to deliver the shares against payment in New York, New York on March 24, 2000.

Goldman, Sachs & Co.

                                   Chase H&Q

                                                              Robertson Stephens

                                ---------------

                        Prospectus dated March 20, 2000.

   [The Snowball logo is displayed on the top left corner of the inside front cover, with the phrase "We are i" under the logo. The logos of the four Snowball networks, and a short description of each network, are staggered vertically down the right side of the page. The ChickClick network logo is at the top of the page, with the phrase "Girl Sites That Don't Fake It" to the right of the logo. The IGN network logo is beneath the ChickClick logo, with the phrase "Entertainment & Games Network" to the left of the logo. The InsideGuide network logo is beneath the IGN logo, with the phrase "For Students
    By Students" to the right of the logo. The PowerStudents network logo is beneath the InsideGuide logo, with the phrase "Maximize Your Student
                     Experience" to the left of the logo.]

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of our common stock in the offering, reflects a three-for-two stock split of our common stock completed in October 1999, and reflects the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering.

                               Snowball.com, Inc.

  Snowball operates a network of destination web sites that offer content, community and commerce to the Internet generation, or Generation i. We view Generation i as individuals between the ages of 13 and 30 who consider the Internet to be an integral part of their daily lives. The United States Census Bureau estimates that there were 67.9 million individuals in this age group in 1999, and those individuals between the ages of 15 and 24 had an aggregate mean income of $302.4 billion in 1998. We serve this group by providing its members with current content, relevant services, a forum for interacting with one another and carefully selected merchandise.

  In addition to creating original content, we continuously work to expand the breadth and depth of our content offerings by selectively adding affiliated web sites to our network. Our network and affiliate business model enables us to add content and traffic to our network rapidly and cost-effectively, while keeping the content fresh and, we believe, compatible with the evolving tastes of Generation i. To attract and retain affiliates, we provide an integrated package of sales and marketing services, technical support and audience development opportunities. As of December 31, 1999, we were affiliated with more than 150 web sites and over 100 partner college destinations organized under four networks, each targeting a specific segment of Generation i:

  . ChickClick, which provides content, community and commerce features to Generation i women;

  .  IGN, which provides information and entertainment to Generation i men;

  . InsideGuide, which offers student-generated information concerning individual colleges; and

  . PowerStudents, which provides students at all levels with information concerning college admissions, jobs and careers.

  Our networks attract a large and segmented audience by providing extensive information on a variety of narrowly focused subjects. By offering targeted access to a large audience with attractive demographic characteristics, we are able to generate marketing and advertising revenue in a variety of forms. These include promotions and sponsorships, fees for special placement of advertisements on our web sites (slotting) and lead-generation, and sales of various forms of banner, button and textlink advertising. We also generate merchandising revenue from the sale of carefully selected items within our online store, ChickShops.

  According to Media Metrix, our networks attracted over 5.9 million unique visitors in January 2000, making us one of the 30 highest-trafficked properties, or networks of affiliated web sites, on the Internet and, we believe, one of the leading online destinations for Generation i. Additionally, based on the same Media Metrix data, visitors spent more time per day during that period on our network than on all but 15 other properties among the top 50 properties. As of January 31, 2000, we had over three million registered users.

                             The Snowball Strategy

  Our goal is to be the preeminent network of content, community and commerce sites on the Internet by, for and about Generation i, by:

  . Building and developing our existing networks, while selectively adding new networks;

  . Continuing to leverage our network and affiliate business model to achieve cost-effective and viral growth of content and traffic;

  . Offering a range of value-added services to attract, retain and develop affiliated web sites;

  . Promoting affinity and community across all networks and affiliates to increase the amount of time that visitors spend on our Networks;

  . Being the premier partner for marketing, advertising and commerce directed at Generation i; and

  . Pursuing strategic alliances and acquisitions that increase content, traffic and revenue opportunities.

                             Corporate Information

  From our inception in January 1997 through December 1998, we operated as a division of Imagine Media, Inc., a California corporation. We were incorporated as an independent company in Delaware in January 1999 as Affiliation, Inc. and changed our name to Affiliation Networks, Inc. in February 1999. We then changed our name to Snowball.com, Inc. in September 1999. References in this prospectus to "Snowball," "we," "our" and "us" collectively refer to Snowball.com, Inc., a Delaware corporation, and its predecessors and subsidiaries, and not to the underwriters. Our principal executive offices are located at 250 Executive Park Boulevard, Suite 4000, San Francisco, California 94134 and our telephone number is (415) 508-2000. Our World Wide Web address is "www.snowball.com." The information on our web site is not part of this prospectus.

                                  The Offering

 Common stock offered by Snowball................ 6,250,000 shares

 Common stock to be outstanding after the
  offering....................................... 37,245,442 shares

 Use of proceeds................................. To promote our brand, expand sales and marketing, repay
                                                  any debt that may be incurred
                                                  under our credit facility and
                                                  for working capital and
                                                  general corporate purposes,
                                                  including network expansion
                                                  and content development,
                                                  relocation of our offices and
                                                  possible acquisitions of
                                                  affiliates. See "Use of
                                                  Proceeds."

 Proposed Nasdaq National Market symbol.......... "SNOW"

  The number of shares of common stock to be outstanding after the offering includes:

  .  5,585,547 shares outstanding as of December 31, 1999; and

  . 25,409,895 shares of common stock to be issued upon the automatic conversion of all outstanding shares of preferred stock upon completion of this offering.

  The shares of common stock to be outstanding exclude:

  . 10,252,737 shares of common stock reserved for issuance under our stock option plans and a stock option agreement, including 5,500,000 shares of common stock available for future issuance under our 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan, each adopted in February 2000, of which 2,358,368 shares at a weighted-average exercise price of $2.02 per share were subject to outstanding options as of December 31, 1999;

  . 322,688 shares of common stock issuable upon exercise of outstanding warrants and conversion of the shares of preferred stock underlying those warrants as of December 31, 1999 at a weighted-average exercise price of $7.84 per share; and

  .  150,000 shares of Series C preferred stock issued in January 2000.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                   Year ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
Consolidated Statements of Operations Data:
Revenue........................................... $   927  $ 3,256  $  6,674
Cost of revenue...................................     171    1,322     4,316
                                                   -------  -------  --------
Gross margin......................................     756    1,934     2,358
Total operating expenses..........................   2,035    5,594    37,565
                                                   -------  -------  --------
Loss from operations..............................  (1,279)  (3,660)  (35,207)
Interest and other income, net....................     --       --        385
                                                   -------  -------  --------
Net loss.......................................... $(1,279) $(3,660) $(34,822)
                                                   =======  =======  ========
Basic and diluted net loss per share..............                   $(186.69)
                                                                     ========
Shares used in per share calculation..............                        187
                                                                     ========
Pro forma basic and diluted net loss per share
 (unaudited)......................................                   $  (1.93)
                                                                     ========
Shares used in pro forma per share calculation
 (unaudited)......................................                     18,022
                                                                     ========

  See Note 1 of our Notes to Consolidated Financial Statements for a description of the method that we used to compute our basic and diluted net loss per share.

  The following table presents a summary of our consolidated balance sheet data as of December 31, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the automatic conversion of all shares of preferred stock into common stock immediately prior to the closing of this offering and the issuance of 150,000 shares of Series C preferred stock in January 2000 at $10.00 per share; and

  . on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 6,250,000 shares of common stock in this offering at an initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. See "Capitalization."

                                                       December 31, 1999
                                                 -----------------------------
                                                                    Pro Forma
                                                 Actual  Pro Forma As Adjusted
                                                 ------- --------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.................................... $33,489  $34,989   $ 97,627
Working capital.................................  28,263   29,763     92,401
Total assets....................................  46,718   48,218    110,856
Long-term obligations, less current portion.....   2,036    2,036      2,036
Stockholders' equity............................  34,661   36,161     98,799

                                  RISK FACTORS

  You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occurs, our business, our financial condition and the results of our operations could be seriously harmed, the trading price of our common stock could decline and you might lose all or part of your investment.

                         Risks Related to Our Business

Our business model is unproven and may fail.

  We have a limited operating history upon which you can evaluate our business model and prospects and the merits of investing in our stock. If our business model proves to be unsuccessful, the trading price of our stock will fall.

  Our IGN, ChickClick and PowerStudents networks began operating as divisions of Imagine Media in March 1997, February 1998 and August 1998, respectively. We were incorporated in January 1999, and Imagine Media contributed the IGN, ChickClick and PowerStudents assets to us in February 1999. We launched our InsideGuide network in September 1999. Accordingly, our prospects and the merits of investing in our stock must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as Internet content and services. In particular, we are implementing an evolving and unpredictable business model. Our business model is unproven and may fail, which could harm our business and diminish the value of your investment. See "Business -- The Snowball Strategy" for more information about our business model.

Our quarterly revenue and operating results may fluctuate in future periods and we may fail to meet expectations, which may reduce the trading price of our common stock.

  We cannot forecast our revenue and operating results with precision, particularly because our products and services are relatively new and our prospects uncertain. If revenue in a particular period does not meet expectations, it is likely that we will be unable to adjust our level of expenditures significantly for the period. If our operating results fail to meet expectations, the trading price of our common stock would decline.

  We believe that period-to-period comparisons are not meaningful and are not indicative of future performance. We anticipate that the results of our operations will fluctuate significantly in the future as a result of a variety of factors, including the long sales cycle we face selling advertising and promotions, seasonal trends in Internet usage, advertising placements and e-commerce and other factors discussed in this section. As a result, it is likely that in some future quarters or years our results of operations will fall below the expectations of securities analysts or investors, which would cause the trading price of our common stock to decline.

We have a history of losses and expect to incur substantial net losses for the foreseeable future.

  We have incurred net losses since the formation of our business in January 1997. At December 31, 1999, we had an accumulated deficit of approximately $39.8 million. We plan to increase our operating expenses significantly to expand our affiliate base, develop additional networks, expand our sales and marketing operations, hire more salespersons, increase our marketing and promotional activities, develop and upgrade our technology and purchase equipment for our operations and network infrastructure. We also may incur costs relating to the acquisition of content, other businesses or technologies. We may not generate sufficient revenue to offset these expenditures. As a result, we expect to incur significant operating losses on a quarterly basis for the foreseeable future, and may never be profitable. Even if we do achieve profitability, we might not be able to sustain profitability on a quarterly or annual basis in the future.

If we fail to maintain our relationships with affiliates, or incorporate new affiliates into our networks on a timely basis, our revenue will decline.

  We derive revenue primarily from advertisers who pay us to advertise on our networks because our networks attract a large number of visitors. We rely upon our affiliates to generate a significant portion of the content that attracts visitors to our networks. If we lose these affiliates and cannot replace them with affiliates having comparable traffic patterns and user demographics, or if we fail to add new affiliates to our networks on a timely basis, we will lose revenue.

  We could lose an affiliate if it were to:

  .  terminate or fail to renew its affiliate agreement with us;

  . be acquired by or otherwise form a relationship with one of our competitors;

  . demand from us a greater portion of revenue derived from advertisements placed on its web sites; or

  .  seek to require us to make payments for access to its web sites.

  We lost 46 affiliates in 1999. Twenty-nine of these losses resulted from the expiration and nonrenewal of affiliate agreements. Seventeen losses resulted from the early termination of affiliate agreements--13 by mutual consent, two because we acquired the affiliate, one because the affiliate was acquired by a third party and one because the affiliate breached the agreement. The loss of these affiliates did not have a significant impact on our revenue because during the same period we entered into agreements with 102 new affiliates and renewed agreements with 44 existing affiliates. We cannot assure you, however, that we will not lose a major affiliate in the near future, which could cause our revenue to decline.

  We also must continue to identify potential new affiliates to ensure that we keep pace with the changing interests, styles, trends and preferences of Generation i. Web sites targeting Generation i might not continue to emerge at their current pace or at all. Moreover, we may be unable to identify potential new affiliates as they emerge or to negotiate affiliate agreements with potential new affiliates on a timely basis. In addition, we will likely face increasing competition for the content and services provided by possible affiliates. If we fail to continue to identify and enter agreements with potential new affiliates on a timely basis, our networks may lose their relevance to Generation i, we will lose advertising and promotional opportunities and our revenue will decline.

If our IGN network is unsuccessful, our revenue will decline substantially.

  We rely upon IGN for a substantial portion of our traffic and advertising revenue. IGN is a network of web sites that provide information and entertainment to Generation i men. IGN accounted for approximately 70% of our consolidated page views in January 2000, approximately 13% of our registered users as of January 31, 2000 and a substantial portion of our revenue for the year ended December 31, 1999. If we are unable to anticipate changes in the interests, styles, trends or preferences of the audience targeted by IGN, if we are unable to maintain our relationship with affiliates of IGN or incorporate new affiliates into the IGN network on a timely basis or if IGN otherwise loses traffic, our ability to generate advertising revenue would be impeded to an even greater extent than if any of those events occurred with respect to any of our other networks.

If our advertising and marketing arrangements are terminated or are not renewed, our revenue will decline.

  To date, we have derived a substantial portion of our revenue from a small number of advertising and marketing customers. We expect that this will continue during the early stages of our development and may continue indefinitely. If our arrangements with these customers are terminated or are not renewed, our revenue will decline.

  In addition, many of our advertising and marketing customers enter into agreements with us that have a term of less than six months, and one or more of our material advertising agreements has a six-month term. As a result, our customers could cancel these agreements, change their advertising expenditures or buy advertising from our competitors on relatively short notice and without penalty. Because we expect to derive a large portion of our future revenue from advertising and marketing arrangements, these short-term agreements expose us to competitive pressures and potentially severe fluctuations in our financial results.

If we fail to perform in accordance with the terms of our advertising agreements, we will lose revenue.

  Our advertising agreements typically provide for minimum performance levels, such as click-throughs by web users or impressions. If we fail to perform in accordance with these terms, we typically have to provide free advertising to the customer until the minimum level is met, causing us to lose revenue. In addition, we occasionally guarantee the availability of advertising space in connection with promotion arrangements and content agreements and often guarantee exclusive placement on our network for our largest customers, which precludes us from permitting certain competitors of these customers to offer products and services on our network that are similar to those offered by our exclusive customers. If we cannot fulfill the guarantees we make to our customers, or if we lose potential customers whose advertisements, sponsorships and promotions conflict with those of other customers, we will lose revenue and our future growth may be impeded.

If we do not continue to attract and retain users we may not be able to compete successfully for advertisers, which would cause our revenue to decline.

  We currently derive substantially all of our revenue from advertisers who pay us to advertise on our networks, and our business model depends in part on increasing the amount of this revenue. The market for advertising revenue is highly competitive. We must continue to attract and retain users to compete successfully for advertising revenue. If we fail to attract and retain more users, our revenue will decline.

   Many of our current competitors, as well as a number of potential new competitors, have significantly greater editorial, financial, technical, marketing, sales and other resources than we do. Our competitors may develop content and service offerings that are superior to ours or achieve greater market acceptance than ours. Moreover, if our content and service offerings fail to achieve success in the short term, we could suffer an insurmountable loss in market share and brand acceptance. See "Business--Competition" for more detailed information about our competitors.

Technical problems with either our internal or our outsourced computer and communications systems could interrupt our service, resulting in decreased customer satisfaction, the possible loss of users and advertisers and a decline in revenue.

  Our operations depend on our ability to maintain our computer systems and equipment in effective working order. Our web sites must accommodate a high volume of traffic and deliver frequently updated information. Any sustained or repeated system failure or interruption would reduce the attractiveness of our web sites to customers and advertisers and could cause us to lose users and advertisers to our competitors. This would cause our revenue to decline. In addition, interruptions in our systems could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Unanticipated problems affecting our systems have caused from time to time in the past, and could cause in the future, slower response times and interruptions in our services.

  Our web sites reside on computer systems located in the San Francisco Bay area and in Columbia, South Carolina. Fire, earthquakes, hurricanes, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events, may damage our computer systems and interrupt service. Our computer system's continuing and uninterrupted performance is critical to our success. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

If we lose key personnel or are unable to hire additional qualified personnel, or if our management team is unable to perform effectively, we will not be able to implement our business strategy or operate our business effectively.

  Our success depends upon the continued services of our senior management and other key personnel, many of whom would be difficult to replace. The loss of any of these individuals would adversely affect our ability to implement our business strategy and to operate our business effectively. In particular, the services of Mark Jung, our chief executive officer, would be difficult to replace. None of our officers or key employees is bound by an employment agreement, nor do we have "key person" life insurance policies covering any of these individuals.

  Our success also depends upon our ability to continue to attract, retain and motivate skilled employees. Competition for employees in our industry is intense, especially in the San Francisco Bay area. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions and it is becoming increasingly difficult to hire, retain and motivate these persons. We have in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining skilled employees with appropriate qualifications. Competitors and others have in the past attempted, and may in the future attempt, to recruit our employees. We believe that we will incur increasing salaries, benefits and recruiting expenses because of the difficulty in hiring and retaining employees.

  Finally, our success depends on the ability of our management to perform effectively, both individually and as a group. Our management team has been working together for less than one year. Moreover, James Tolonen, who was hired as our Chief Operating Officer and Chief Financial Officer in October 1999, and certain other members of our management team have only recently joined us. If our management is unable to operate effectively in their respective roles or as a team, we will not be able to implement our business strategy or operate our business effectively.

Our failure to manage growth effectively could result in our inability to operate our business effectively.

  We have rapidly and significantly expanded our operations and anticipate that further expansion will be required to address potential market opportunities. If we fail to manage this expansion effectively, we will be unable to operate our business effectively. During the year ended December 31, 1999, our business grew from 44 employees to 260 employees. This rapid growth has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources. As part of this growth, we will have to implement new operational and financial systems, procedures and controls.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing would limit our operations and might cause our business to fail.

  Our operating history is too brief for us to know with certainty whether our cash reserves and any cash flows from operations will be sufficient to finance our anticipated growth. We may need to raise additional funds if our estimates of revenue or our working capital and/or capital expenditure requirements change or prove inaccurate, if we are required to respond to unforeseen technological or marketing hurdles or if we choose to take advantage of unanticipated opportunities. If adequate funds are not available to satisfy either short- or long-term capital requirements, we might be required to limit our operations significantly and our business might fail. Additional financing might not be available when required. Our future capital requirements are dependent upon many factors, including:

  .  the rate at which we expand our sales and marketing operations;

  .  the amount and timing of fees paid to affiliates;

  .  the extent to which we expand our content and service offerings;

  . the extent to which we develop and upgrade our technology and data network infrastructure; and

  .  the response of competitors to our content and service offerings.

Additional financings could disadvantage our existing stockholders and purchasers in this offering.

  If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those securities held by our stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants.

If we are unable to identify or successfully integrate potential acquisitions and investments, we may not grow as planned, our expenses may increase and our management's attention may be diverted from the operation of our business.

  Since our incorporation, we have acquired three businesses and the selected assets of two other businesses and our growth strategy includes acquiring or making investments in complementary businesses, products, services or technologies in the future. If we are unable to identify suitable acquisition or investment candidates we will not grow as planned. Even if we do identify suitable candidates, we might not be able to make acquisitions or investments on commercially acceptable terms and on a timely basis. If we buy a business, we could have difficulty in assimilating that company's personnel, operations, products, services or technologies into ours.

We may have to litigate to protect our intellectual property rights, or to defend claims that we have infringed the rights of others, which could subject us to significant liability and be time consuming and expensive.

  Our success depends significantly upon our copyrights, trademarks, service marks, trade secrets, technology and other intellectual property rights. The steps we have taken to protect our intellectual property may not be adequate and third parties may infringe or misappropriate our intellectual property. If this occurs, we may have to litigate to protect our intellectual property rights. These difficulties could disrupt our ongoing business, increase our expenses and distract our management's attention from the operation of our business.

  We have not applied for the registration of all of our trademarks and service marks, and effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our content, services and products are made available online. If we were prevented from using our trademarks, we would need to reimplement our web sites and rebuild our brand identity with our customers, users and affiliates. This would increase our operating expenses substantially.

  Companies frequently resort to litigation regarding intellectual property rights. From time to time, we have received, and we may in the future receive, notices of claims of infringement of other parties' proprietary rights. We may have to litigate to defend claims that we have infringed the intellectual properly rights of others. Any claims of this type could subject us to significant liability, be time-consuming and expensive, divert management's attention, require the change of our trademarks and the alteration of content, require us to redesign our web sites or services or require us to pay damages or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, might not be available on acceptable terms or at all. If a successful claim of infringement were made against us and we could not develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely and cost-effective basis, we might be unable to continue operating our business as planned. See "Business-- Proprietary Rights and Licensing" for more information about our intellectual property.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company, even an acquisition that would be beneficial to our stockholders.

  After this offering, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. Issuance of the preferred stock would make it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders. Without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have conversion rights and other preferences that work to the disadvantage of the holders of common stock.

  Our certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase Snowball. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving Snowball. Furthermore, our board of directors will be divided into three classes, only one of which will be elected each year. Directors will only be removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control of Snowball and may be detrimental to our stockholders. See "Description of Capital Stock--Anti-takeover Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law."

                         Risks Related to Our Industry

Since our revenue is derived primarily from selling advertisements, our revenue might decline and we might not grow if advertisers do not continue or increase their usage of the Internet as an advertising medium.

  In the past, we have derived, and we expect to continue to derive in the future, substantially all of our revenue from selling advertisements. However, the prospects for continued demand and market acceptance for Internet marketing solutions are uncertain. If advertisers do not continue or increase their usage of the Internet, our revenue might decline or we might not grow. Most advertising agencies and potential advertisers, particularly local advertisers, have only limited experience advertising on the Internet and may not devote a significant portion of their advertising expenditures to Internet advertising. Moreover, advertisers that have traditionally relied on other advertising media may not advertise on the Internet. In addition, advertising on the Internet is at a much earlier stage of development in international markets than it is in the United States and may not fully develop in these markets.

  As the Internet evolves, advertisers may find Internet advertising to be a less attractive or effective means of promoting their products and services relative to traditional methods of advertising and may not continue to allocate funds for Internet advertising. Many historical predictions by industry analysts and others concerning the growth of the Internet as a commercial medium have overstated the growth of the Internet and should not be relied upon. This growth may not occur or may occur more slowly than estimated. In addition, if a large number of Internet users use filter software programs that limit or remove advertising from the user's monitor, advertisers may choose not to advertise on the Internet. Moreover, there are no widely accepted standards for the measurement of the effectiveness of Internet advertising, and standards may not develop sufficiently to support Internet advertising as a significant advertising medium.

Our ability to implement our business strategy and our ultimate success depend on continued growth in the use of the Internet and the ability of the Internet infrastructure to support this growth.

  Our business strategy depends on continued growth in the use of the Internet and increasing the number of users who visit our networks. A decrease in the growth of web usage, particularly usage by Generation i, would impede our ability to implement our business strategy and our ultimate success.

  If the Internet continues to experience significant growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure might not be able to support the demands placed on it or the performance or reliability of the Internet might be adversely affected. Web sites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently in the future, Internet usage, as well as the usage of our web sites, could grow more slowly than expected or decline. Security and privacy concerns may also slow growth. Because our revenues ultimately depend upon Internet usage generally as well as on our web sites, our business may suffer as a result of retarded or declining growth.

We might have to expend significant capital or other resources to protect our networks from unauthorized access, computer viruses and other disruptive problems.

  Internet and online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We might be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Nevertheless, security measures that we implement might be circumvented. Eliminating computer viruses and alleviating other security problems may also require interruptions, delays or cessation of service to users accessing web pages that deliver our content and services. In addition, a party who circumvents our security measures could misappropriate proprietary information or cause interruptions in our operations.

We may be sued regarding privacy concerns, subjecting us to significant liability and expense.

  If third parties were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to significant liability and expense. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as unauthorized marketing purposes. These claims could result in costly litigation.

  The Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. In 1998, the United States Congress enacted the Children's Online Privacy Protection Act of 1998. We depend upon collecting personal information from our customers and the regulations promulgated under this act have made it more difficult for us to collect personal information from some of our customers. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated. Furthermore, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of information regarding Internet users. This directive and regulations enacted by other countries may limit our ability to target advertising or to collect and use information internationally.

Information displayed on and communication through our networks could expose us to significant liability and expense.

  We face possible liability for defamation, negligence, copyright, patent or trademark infringement and other claims, such as product or service liability, based on the nature and content of the materials published on or downloaded from our web sites. These types of claims have been brought, sometimes successfully, against Internet companies and print publications in the past, and the potential liability associated with these claims is significant. We could also be subjected to claims based upon the online content that is accessible from our web sites through links to other web sites or through content and materials that may be posted in chat rooms or bulletin boards. We do not verify the accuracy of the information supplied by third-party content providers, including affiliates. We also offer email services which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service. The law in these areas is unclear. Accordingly, we are unable to predict the potential extent of our liability. Our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed.

Changes in regulation of domain names may result in the loss or change of our domain names, a reduction in brand awareness among our customers and a diminished ability to attract advertisers and generate revenue.

  We hold various domain names relating to our networks and brands. In the United States, the National Science Foundation has appointed a limited number of entities as the current exclusive registrars for the ".com," ".net" and ".org" generic top level domains. We expect future changes in the United States to include a transition from the current system to a system controlled by a non-profit corporation and the creation of additional top level domains. Requirements for holding domain names also are expected to be affected. These changes may result in the loss or change of our domain names, a reduction in brand awareness among our customers and a diminished ability to attract advertisers and generate revenue.

  Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. In addition, we may lose our domain names to third parties with trademarks or other proprietary rights in those names or similar names.

Future regulation of the Internet may slow its growth, resulting in decreased demand for our services and increased costs of doing business.

  Although we are subject to regulations applicable to businesses generally, few laws or regulations exist that specifically regulate communications and commerce over the Internet. We expect more stringent laws and regulations relating to the Internet to be enacted due to the increasing popularity and use of the Internet and other online services. Future regulation of the Internet may slow its growth, resulting in decreased demand for our services and increased costs of doing business.

  New and existing laws and regulations are likely to address a variety of issues, including:

  .  user privacy and expression;

  .  taxation and pricing;

  .  the rights and safety of children;

  .  intellectual property; and

  .  information security.

  Currently we may be subject to Sections 5 and 12 of the Federal Trade Commission Act, which regulate advertising in all media, including the Internet, and require advertisers to have substantiation for advertising claims before disseminating advertisements. The Federal Trade Commission recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet.

  We also may be subject to the provisions of the recently enacted Communications Decency Act which, among other things, imposes substantial monetary fines and/or criminal penalties on anyone who distributes or displays certain prohibited material over the Internet or knowingly permits a telecommunications device under its control to be used for this purpose.

  In addition, several telecommunications companies and local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees. If this were to occur, the cost of communicating on the Internet could increase substantially, potentially decreasing the use of the Internet.

  Finally, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could also increase our costs of doing business, discourage Internet communications and reduce demand for our services.

We may be subject to significant liability for products sold through our web sites.

  We introduced ChickShops, our first e-commerce initiative, in December 1999 and plan to develop a range of e-commerce activities. Consumers may sue us if any of the products sold through our web sites are defective, fail to perform properly or injure the user. Liability claims resulting from our sale of products could require us to spend significant time and money in litigation or to pay significant damages.

                         Risks Related to this Offering

We expect to experience volatility in our stock price, which could negatively affect your investment.

  Our common stock has never been sold in a public market and an active trading market for our stock may not develop or be sustained. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay.

See "Underwriting." The trading price of our common stock is likely to be highly volatile in response to a number of factors, such as:

  .  actual or anticipated variations in our quarterly results of operations;

  .  the addition or loss of affiliates;

  . changes in the market valuations of other Internet content and service companies;

  . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . changes in financial estimates or recommendations by securities analysts; and

  .  additions or departures of key personnel.

  In addition, broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance. The Nasdaq National Market, and the market for Internet and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Further, the trading prices of the stocks of many Internet and technology companies are at or near historical highs and reflect price-earnings ratios substantially above those in other industries. If these trading prices and price earnings ratios are not sustained or if our stock does not trade at the same levels as other Internet or Internet-related company stock your investment will suffer.

Class action litigation resulting from volatility of the trading price of our common stock would likely result in substantial costs and a diversion of management's attention and resources.

  Volatility in the trading price of our common stock could result in securities class action litigation. Any litigation would likely result in substantial costs and a diversion of management's attention and resources.

We may apply the proceeds of this offering to uses that do not increase our operating results or the value of your investment.

  We will have broad discretion in how we use the proceeds from this offering, and we may spend these proceeds in ways that do not increase our operating results or the value of your investment. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering. See "Use of Proceeds" for more detailed information about how we intend to use the proceeds of this offering.

  Pending any of these uses, we plan to invest the proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return.

Should our stockholders sell a substantial number of shares of common stock in the public market, the price of our common stock could fall.

  Our current stockholders hold a substantial number of shares which they will be able to sell in the public market in the near future. Sales of a substantial number of shares after this offering could reduce the market price of our common stock. Even the perception that our current stockholders might sell shares of common stock could depress the trading price of the common stock. These sales, and the possibility of these sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. See "Shares Available for Future Sale."

  Holders of 25,559,895 shares of our common stock, which will represent approximately 68% of our outstanding stock after completion of this offering, have the right to require us to register their shares of common stock with the Securities and Exchange Commission. In addition, after this offering, we intend to register all shares of our common stock that we may issue under our stock option plans and employee stock purchase plan. Once we register these shares, they can be freely sold in the public market upon issuance, in some instances subject to the lock-up agreements described above. If these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise needed capital.

Our officers and directors and their affiliates will exercise significant control over us, which could disadvantage other stockholders.

  Upon completion of this offering, our executive officers and directors and their affiliates together will own approximately 63% of our outstanding common stock. Christopher Anderson, the chairman of our board of directors, will own approximately 41% of our outstanding common stock alone. As a result, these stockholders will exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of control could disadvantage other stockholders with interests different from those of our officers, directors and their affiliates. For example our officers, directors and their affiliates could delay or prevent someone from acquiring or merging with us even if the transaction would benefit other stockholders. See "Principal Stockholders."

Investors will experience immediate and substantial dilution in the book value of their investment.

  The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $8.45 in net tangible book value per share from the price you paid. The exercise of outstanding options and warrants may result in further dilution. See "Dilution."

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. All statements, other than statements of historical fact, included in this prospectus, regarding our strategy, future operations, financial position, estimated revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Words such as "may," "will," "should," "anticipates," "projects," "predicts," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are only predictions and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus.

  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any forward-looking statement after the date of this prospectus, whether as a result of new information, future events or otherwise, or to conform these statements to actual results.

                                USE OF PROCEEDS

  The net proceeds to us from the sale of the shares of common stock in this offering are estimated to be $62,637,500, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that net proceeds will be $72,228,125. We presently intend to use approximately 25% of the net proceeds from this offering to advertise and promote our brands, 25% to expand our sales and marketing workforce and 5% to repay any debt that may be incurred under our credit facility. The balance of the net proceeds of this offering will be used for working capital and general corporate purposes, including network expansion and content development, relocation of our offices and possible acquisitions of affiliates. Pending such uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

  We believe opportunities may exist to expand our business through acquisitions of other businesses and technologies, and we may use a portion of the proceeds for this purpose. We are not currently a party to any contracts or letters of intent with respect to any acquisitions for which we will use the net proceeds from this offering. We cannot assure you that any of our expansion plans will be realized or, if realized, will prove profitable.

                                DIVIDEND POLICY

  We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering and the sale of 150,000 shares of Series C preferred stock in January 2000 at $10.00 per share; and

  . on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 6,250,000 shares of common stock in this offering at an initial public offering price of $11.00 per share after deducting the underwriting discount and estimated offering expenses payable by us.

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                  (in thousands, except per
                                                         share data)
Long-term obligations, less current portion.... $  2,036  $  2,036    $  2,036
                                                --------  --------    --------
Stockholders' equity:
  Convertible preferred stock, $0.001 par
   value, actual: 20,000 shares authorized,
   18,066 shares outstanding; pro forma and pro
   forma as adjusted: 5,000 shares authorized,
   no shares outstanding.......................       18       --          --
  Common stock, $0.001 par value, actual:
   37,500 shares authorized, 5,586 shares
   outstanding; pro forma: 100,000 shares
   authorized, 31,145 shares outstanding; pro
   forma as adjusted: 100,000 shares
   authorized, 37,395 shares outstanding.......        6        31          37
  Additional paid-in capital...................   88,662    90,155     152,787
  Notes receivable from stockholders...........   (1,301)   (1,301)     (1,301)
  Deferred stock compensation..................  (10,868)  (10,868)    (10,868)
  Prepaid marketing and distribution rights....   (2,095)   (2,095)     (2,095)
  Accumulated deficit..........................  (39,761)  (39,761)    (39,761)
                                                --------  --------    --------
    Total stockholders' equity.................   34,661    36,161      98,799
                                                --------  --------    --------
    Total capitalization....................... $ 36,697  $ 38,197    $100,835
                                                ========  ========    ========

  The common stock information in the table above excludes the following shares:

  . 2,358,368 shares issuable upon exercise of outstanding options at a weighted-average exercise price of $2.02 per share as of December 31, 1999;

  . 322,688 shares issuable upon exercise and conversion of outstanding warrants at a weighted-average exercise price of $7.84 per share as of December 31, 1999; and

  . 7,894,369 shares available for future issuance under our stock plans, including 5,500,000 shares of common stock available for future issuance under our 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan, each adopted in February 2000, as of December 31, 1999.

  Please read this capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with the consolidated financial statements and related notes beginning on page F-1.

                                    DILUTION

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

  Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value as of December 31, 1999 was $32.8 million or $1.05 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding as of December 31, 1999 after giving effect to the conversion of all outstanding shares of preferred stock into 25,409,895 shares of common stock and the sale of 150,000 shares of Series C preferred stock in January 2000 at $10 per share. After giving effect to the issuance and sale of 6,250,000 shares of common stock in this offering at an initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 1999 would have been $95.4 million, or $2.55 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.50 per share to existing stockholders and an immediate dilution of $8.45 per share to new investors. The following table illustrates this dilution on a per share basis:

Initial public offering price per share..........................       $11.00
  Pro forma net tangible book value per share as of December 31,
   1999.......................................................... $1.05
  Increase per share attributable to this offering...............  1.50
                                                                  -----
Pro forma as adjusted net tangible book value per share after
 this offering...................................................         2.55
                                                                        ------
Dilution per share to new investors..............................       $ 8.45
                                                                        ======

  The following table summarizes on a pro forma as adjusted basis, as of December 31, 1999, after giving effect to the offering at an initial public offering price of $11.00 per share and the sale of 150,000 shares of Series C preferred stock in January 2000 at $10 per share, the difference between the existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share:

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 31,145,442   83.3% $ 71,148,000   50.9%  $ 2.28
New investors ................  6,250,000   16.7    68,750,000   49.1    11.00
                               ----------  -----  ------------  -----
  Total....................... 37,395,442  100.0% $139,898,000  100.0%
                               ==========  =====  ============  =====

  In the preceding tables, the shares of common stock outstanding exclude:

  . 2,358,368 shares issuable upon exercise of outstanding options at a weighted-average exercise price of $2.02 per share as of December 31, 1999;

  . 322,688 shares issuable upon exercise of outstanding warrants for preferred stock at a weighted-average exercise price of $7.84 per share as of December 31, 1999 and conversion of the preferred stock into common stock; and

  . 7,894,369 shares available for future issuance under our stock plans, including 5,500,000 shares of common stock available for future issuance under our 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan, each adopted in February 2000, as of December 31, 1999.

  If the outstanding options were to be exercised in full for cash, the pro forma net tangible book value per share after the offering would be $2.52, the increase per share attributable to new investors would be $1.40, and the dilution per share to new investors would be $8.48. See "Capitalization," "Management--Employee Benefit Plans," "Description of Capital Stock" and
Notes 7 and 10 of our Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the three years in the period ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements and those of our predecessor division of Imagine Media, Inc. included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The consolidated balance sheet data as of December 31, 1997 has been derived from audited financial statements of our predecessor division not included in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.

                                                   Year ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
                                                    (in thousands, except
                                                       per share data)
Consolidated Statements of Operations Data:
Revenue........................................... $   927  $ 3,256  $  6,674
Cost of revenue...................................     171    1,322     4,316
                                                   -------  -------  --------
 Gross margin.....................................     756    1,934     2,358
Operating expenses:
 Production and content...........................     628    1,599     6,610
 Engineering and development......................      65      329     5,084
 Sales and marketing..............................     836    2,592    20,393
 General and administrative.......................     506    1,074     3,486
 Stock-based compensation.........................      --       --     1,521
 Amortization of goodwill and intangible assets...      --       --       471
                                                   -------  -------  --------
    Total operating expenses......................   2,035    5,594    37,565
                                                   -------  -------  --------
Loss from operations..............................  (1,279)  (3,660)  (35,207)
Interest and other income, net....................      --       --       385
                                                   -------  -------  --------
Net loss.......................................... $(1,279) $(3,660) $(34,822)
                                                   =======  =======  ========
Basic and diluted net loss per share..............                   $(186.69)
                                                                     ========
Shares used in per share calculation..............                        187
                                                                     ========
Pro forma basic and diluted net loss per share
 (unaudited)......................................                   $  (1.93)
                                                                     ========
Shares used in pro forma per share calculation
 (unaudited)......................................                     18,022
                                                                     ========
                                                         December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
                                                        (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments...................................... $    --  $    --  $ 33,489
Working capital...................................     474      669    28,263
Total assets......................................     763    1,161    46,718
Long-term debt, less current portion..............      --       --     2,036
Stockholders' / division equity...................     502      762    34,661

  See Note 1 of our Notes to Consolidated Financial Statements for a description of the method that we used to compute our basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those under "Risk Factors" and elsewhere in this prospectus.

Overview

  From our inception in January 1997 through December 1998, we operated as an independent division of Imagine Media, Inc. During this period, we focused our operating activities primarily on the creation of our IGN, ChickClick and PowerStudents networks, the development of relationships with affiliates to expand our content and community offerings and the generation of revenue from advertising sales. Separate financial statements were maintained for the period prior to our incorporation as a separate entity in January 1999.

   In February 1999, we raised $3.3 million of initial capital, part of which was paid by a promissory note for $2.0 million, which has been paid in full. Imagine Media contributed the IGN, ChickClick and PowerStudents assets and related intellectual property to us, and we hired approximately 40 Imagine Media employees. During the summer and early fall of 1999, we raised approximately $30 million of additional capital (including equipment financing of $2.0 million) and began an aggressive expansion program, adding new employees to develop additional content and web sites, to recruit more third-party web sites into our networks and to expand our sales and marketing staff. In December 1999, we raised $33.8 million of additional capital to continue financing our expansion.

  In addition to the creation of our own web site content, our relationships with our affiliates are an important part of our business model. By adding new affiliates to our networks, we are able to gain new content and to increase the consolidated page views of our networks rapidly. We typically enter into agreements with affiliates for periods of between six months and five years under which we offer affiliates revenue opportunities and a package of integrated marketing services and support in exchange for the integration of their site into our network and the use of their site for advertising, promotions and sponsorships. Typically, we pay affiliates a portion of the revenue generated from advertising, promotions and sponsorships run on their pages. During 1999, we acquired the assets of several affiliates. We anticipate that we may acquire additional affiliates and selected assets of affiliates in the future. See Note 5 of our Notes to Consolidated Financial Statements.

  Our operating activities to date have been focused on developing the quality of our content and services; expanding our audience and the usage of our services; establishing relationships with our advertisers, users and affiliates; building sales momentum and marketing our network and Snowball brands; developing our computer software and hardware infrastructure; recruiting personnel; and raising capital.

  To date, we have derived revenue principally from short-term contracts for banner advertisements, buttons and textlinks. Under these contracts, we guarantee advertisers a minimum number of "impressions," or that a minimum number of users will view their advertisements, for which we receive a fixed fee. Advertising revenue is recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract, provided that we do not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that minimum guaranteed impression levels or other

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

obligations are not met, we defer recognition of the corresponding revenue until guaranteed levels are achieved.

  Revenue also includes fees from sponsorship, slotting and other marketing programs under contracts in which we commit to provide customers with promotional opportunities in addition to traditional banner advertising. These agreements typically provide for the delivery of advertising impressions on our web sites, exclusive placement on our networks, special content and promotional offers, the design and development of customized sites to enhance the promotional objectives of the advertiser and a fixed fee plus incremental payments for traffic driven to the advertiser's site. While these exclusive arrangements prohibit us from engaging in certain types of business with some of the competitors of our exclusive customers, we believe that we benefit more from a few exclusive relationships than from many non-exclusive relationships because our exclusive customers drive more traffic to our networks and pay substantially higher fees for our services than do non-exclusive customers. Moreover, we believe that offering users a greater variety of products and services within a particular market is more important to our business and future growth than offering them a greater number of vendors from which to select these products and services. The portion of revenue derived from these arrangements that is related to the delivery of impressions is recognized in the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract. The portion of any up-front nonrefundable fee specified in the contract related to the up-front design work is also recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract. We anticipate that revenue from sponsorship, slotting and other marketing programs will represent an increasing percentage of our total revenue in the future.

  In December 1999, we introduced an online store through which we sell carefully selected products that are pertinent to the content contained on web sites within our ChickClick network. We recognize revenue from the sale of these products when a product is delivered.

  Revenue has increased each year since our inception, although we have never been profitable. We cannot assure you that our revenue will continue to grow or that we will ever achieve or maintain profitability. As of December 31, 1999, we had an accumulated deficit of $39.8 million. We anticipate that we will incur additional operating losses at least through the fourth quarter of 2000.

Results of Operations

 Revenue

  Our revenue of $6.7 million for the year ended December 31, 1999 increased over revenue of $3.3 million recorded for the year ended December 31, 1998 and revenue of $0.9 million recorded for the year ended December 31, 1997. The increases in revenue reflect increases in advertising sold, due to both the expansion of our sales force and marketing efforts, as well as to increases in our available inventory of internal and affiliated page views. One customer accounted for over 10% of revenue in 1997. No customer accounted for over 10% of revenue for 1998 or 1999. Snowball derives the significant majority of its revenues from operations in the United States.

 Cost of Revenue

  Cost of revenue consists primarily of expenses related to hosting web sites, the costs and license fees of content and community tools and the portion of revenue owed to affiliates for advertisements placed on their web sites. These costs can vary depending upon a variety of factors, primarily the mix of advertisements and marketing programs placed on our web sites compared to those placed on affiliate web sites. These costs can also vary from period to period as we acquire an affiliate or selected sites from an affiliate or as we expand the portion of our total sites that are represented by affiliates versus those that we own and operate directly. For example, after we acquire an affiliate, our cost of revenue will typically decrease because we no longer have to pay that affiliate the portion of revenue that otherwise would have been owed to the affiliate for advertisements placed on its site.

  Cost of revenue of $4.3 million for the year ended December 31, 1999 increased over the cost of revenue of $1.3 million recorded for the year ended December 31, 1998 and cost of revenue of $0.2 million recorded for the year ended December 31, 1997. These increases reflect the increased hosting costs of our expanding web site operations, expansion of our community tools, as well as increases in costs owed to affiliates for increases in revenue from advertisements placed on their web sites.

 Operating Expenses

  We categorize operating expenses into production and content, sales and marketing, engineering and development, general and administrative, stock-based compensation and amortization of intangible assets.

  Production and Content. Production and content expenses consist primarily of payroll and related expenses for editorial, artistic and production staff; payments to freelance writers and artists; and telecommunications and computer-related expenses for the creation of content for our web sites. These expenses can vary from period to period as we acquire an affiliate or selected sites from an affiliate or as we expand the portion of our total sites that are represented by affiliates versus those that we own and operate directly. For example, after we acquire an affiliate, our production and content expenses typically increase because we incur costs for additional staff, services and equipment associated with operating the new business.

  Production and content expenses of $6.6 million for the year ended December 31, 1999 increased over expenses of $1.6 million recorded for the year ended December 31, 1998 and expenses of $0.6 million recorded for the year ended December 31, 1997. These increases reflect salary and related costs associated with increases in personnel and freelance writers and artists for the creation and production of additional content for our web sites.

  Engineering and Development. Engineering and development expenses consist primarily of personnel and related costs, consultant and outside contractor costs, and software and hardware maintenance costs for our development and programming efforts, including internal information services costs. To date, all engineering and development expenses have been expensed as incurred.

  Engineering and development expenses of $5.1 million for the year ended December 31, 1999 increased over expenses of $0.3 million recorded for the year ended December 31, 1998 and expenses of $65,000 recorded for the year ended December 31, 1997. These increases resulted primarily from increases in salary and related costs, consultant fees and related costs and recruiting fees associated with expanding our development and programming efforts.

  Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force, affiliate development group and marketing staff. In addition, these expenses include the costs of marketing programs such as advertisements, trade shows, promotional activities and media events.

  Sales and marketing expenses of $20.4 million for the year ended December 31, 1999 increased over expenses of $2.6 million recorded for the year ended December 31, 1998 and expenses of

$0.8 million recorded for the year ended December 31, 1997. These increases reflect increases in salary and related costs for expansion of our sales, affiliate development and marketing personnel, as well as increases in our advertising, marketing and branding expenses.

  General and Administrative. General and administrative expenses consist primarily of personnel and related costs for corporate functions including accounting and finance, human resources, facilities and legal.

  General and administrative expenses of $3.5 million for the year ended December 31, 1999 increased over expenses of $1.1 million recorded for the year ended December 31, 1998 and expenses of $0.5 million recorded for the year ended December 31, 1997. These increases resulted primarily from increases in salary and related costs associated with expansion of our accounting and finance, human resources and other administrative efforts, as well as from increased use of outside consulting services.

  Stock-based Compensation. Stock-based compensation represents the aggregate differences, at the dates of grant, between the respective exercise prices of stock options and issuance prices of common and preferred stock and the deemed fair values of the underlying stock. Stock-based compensation is amortized using the graded amortization method over the vesting period of the related options, which is generally four years. Through December 31, 1999, we recorded stock-based compensation of $1.5 million. This amount relates to the following cost and expense categories (in thousands): cost of revenue $7, production and content $407, engineering and development $263, sales and marketing $777, and general and administrative $67. The total unamortized deferred stock-based compensation recorded through December 31, 1999 is $10.9 million. This amount will be amortized as follows: $6.2 million for the year ending December 31, 2000; $2.9 million for the year ending December 31, 2001; $1.4 million for the year ending December 31, 2002; and $0.4 million for the year ending
December 31, 2003. Subsequent terminations of stock and option holders may reduce future stock-based compensation. We did not grant any shares of our common stock prior to our incorporation in January 1999.

  Amortization of Goodwill and Intangible Assets. Amortization of goodwill and intangible assets represents the non-cash charges for the expensing, over the anticipated useful life, of intangible assets and goodwill.

  Amortization of goodwill and intangible assets was $0.5 million for the year ended December 31, 1999. $1.8 million of goodwill and intangible assets arose from the acquisition of Extreme Interactive Media and $1.7 million arose from the acquisition of Ameritrack and various web site assets that we purchased during 1999. See Note 5 of our Notes to Consolidated Financial Statements. As of December 31, 1999, goodwill and intangible assets of $3.4 million remained to be amortized. These assets are being amortized over a two- or three-year life with amortization expense of approximately $0.6 million per quarter through the third quarter of 2001 and $0.3 million per quarter thereafter through the fourth quarter of 2002.

 Interest and Other Income, Net

  Interest and other income, net, of $0.4 million for the year ended December 31, 1999 consisted primarily of interest received from the proceeds of equity financings completed during the year.

 Provision for Income Taxes

  No provision for federal and state income taxes was recorded through December 31, 1999 as we incurred net operating losses from inception through that date. As of December 31, 1999, we had approximately $31.8 million of federal net operating loss carry forwards which expire on various dates through 2019. Due to the uncertainty regarding the ultimate use of the net operating loss carry forwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, certain future changes in our share ownership, as defined in the Tax Reform Act of 1986, may further restrict our ability to use our net operating loss carry forwards.

  The net losses incurred for the years ended December 31, 1997 and 1998 are attributable to our operations as a division of Imagine Media and were included in the income tax returns filed by Imagine Media. Because the Company will not receive any benefit for its historical operating losses incurred through December 31, 1998, no income tax benefit has been reflected for those periods.

Liquidity and Capital Resources

  During 1997 and 1998, we financed our operations through contributions from Imagine Media. Since our incorporation in January 1999, we have financed our operations primarily through private placements of preferred stock and borrowings under equipment lease lines and a credit facility. Cash, cash equivalents and short-term investments were $33.5 million at December 31, 1999.

  We raised $65.2 million in equity financing during 1999. During that period, we used $26.9 million in operating activities, and $5.6 million in acquiring property and equipment.

  In April and October 1999, we entered into lease lines of credit for $5.0 million. These credit facilities have terms of three years and bear interest at the rate of 7.5% per annum. In connection with these credit facilities, we issued warrants to the lessors to purchase 31,595 shares of our common stock at $3.165 per share and 21,097 shares of our common stock at $7.11 per share. These credit facilities do not include any financial covenants.

  In November 1999, we entered into a term loan agreement for up to an aggregate of $15.2 million. In connection with this loan agreement, we issued promissory notes, which bear interest at the rate of 11.0% per annum, and warrants to purchase 270,000 shares of our common stock at an exercise price of $8.44 per share. In December 1999, $12.0 million of the loan was repaid and the note holders cancelled $3.0 million of indebtedness under the notes in exchange for shares of our Series C preferred stock at $10.00 per share. Any outstanding balance under the notes will become due upon consummation of this offering. The note holders maintain a first position lien on all of our assets, excluding fixed assets. The loan agreement does not include any financial covenants.

  During 1999, we entered into several leases for our San Francisco headquarters and our sales offices, with terms ranging from month-to-month to three years. In connection with these short-term leases, we will make payments of approximately $350,000 in the year ending December 31, 2000. In November 1999, we entered into a lease for our new executive offices in Brisbane, California, which expires in 2012. In connection with the lease, we will make payments of $1.8 million in 2000, $4.4 million per year through 2004 and a total of $29.2 million thereafter until the expiration of the lease. In connection with this lease, we obtained a letter of credit for $4.4 million as a deposit for the facilities. See Note 9 of our Notes to Consolidated Financial Statements for more information on our lease commitments.

  Our capital requirements depend on numerous factors, including market acceptance of our services, the resources we allocate to developing our networks, our marketing and selling capabilities and our brand. We have experienced substantial increases in our expenditures since our inception consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase significantly for the foreseeable future. A significant percentage of the capital raised in this offering will be expensed over the next two years to advertise and promote our brands

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

and to expand our sales and marketing workforce. We estimate that approximately 40% to 50% of the proceeds of this offering will be expensed during the current fiscal year.

  We will continue to evaluate possible acquisitions of, or investments in, complementary businesses, technologies, services or products. We believe that our available cash, cash equivalents and short-term investments and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds, however, to fund expansion, including significant increases in personnel and office facilities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire or invest in complementary businesses, technologies, services or products. In addition, to meet our long term liquidity needs, we may need to raise additional funds, establish additional credit facilities or seek other financing arrangements. Additional funding may not be available on favorable terms, on a timely basis or at all.

Year 2000

  The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Prior to January 1, 2000, many people were concerned that this could result in system failures or miscalculations, causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. Most reports to date indicate that computer systems are functioning normally and that compliance and remediation work accomplished before the end of 1999 was effective to prevent any problems. Computer experts have warned, however, that there still may be residual consequences. We cannot assure you that Year 2000 problems will not disrupt our service and thereby result in a decrease in revenue, an increase in allocation of resources to address Year 2000 problems or an increase in litigation costs.

  We designed our internal systems as well as our software, hardware and network architecture to be Year 2000 compliant, and we believe, based on our initial reports, that these systems are Year 2000 compliant. We have not incurred any significant expenses, and we do not anticipate that the total costs associated with Year 2000 remediation efforts, including both expenses incurred and any to be incurred in the future, will be material. Furthermore, we have not experienced any significant problems to date relating to the Year 2000 compliance of our major suppliers. It is impossible to determine with complete certainty, however, that all Year 2000 problems that may affect us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many Year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. Should these failures occur, we might experience, among other difficulties, operational inconveniences and inefficiencies that may divert management's time and attention from ordinary business activities. Based on our initial assessment of our Year 2000 readiness, we do not anticipate being required to implement any material aspects of a contingency plan to address Year 2000 readiness of our critical operations.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivatives and Hedging Activities," or SFAS 133, as amended by SFAS 137, which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities.

Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect that the adoption of SFAS 133, as amended, will not have a material effect on our financial position or results of operations. We will be required to implement SFAS 133, as amended, for fiscal year 2001.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101. SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

Disclosures about Market Risk

  Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of interest rates in the United States, particularly since the majority of our investments are in short-term debt securities issued by corporations or divisions of the United States government. We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.

  We do not have any foreign currency hedging or other derivative financial instruments as of December 31, 1999.

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

                                    BUSINESS

  Snowball is an Internet media company that operates a network of destination web sites providing content, community and commerce to Generation i. We serve this group by providing its members with current content, relevant services such as email and instant messaging, a forum for interacting with one another and carefully selected merchandise. In addition to creating original content, we continuously work to expand the breadth and depth of our content offerings by selectively adding affiliated web sites to our network. We had more than 150 affiliated web sites and over 100 partner college destinations as of December 31, 1999. This network and affiliate business model allows us to build our traffic and brand rapidly and efficiently. To attract and retain affiliates, we provide an integrated package of sales and marketing services, technical support and audience development opportunities.

  We organize both our own web sites and affiliated web sites around networks that target different segments of the Generation i audience. Currently, our networks are:

  . ChickClick, which provides content, community and commerce features to Generation i women;

  .  IGN, which provides information and entertainment to Generation i men;

  . PowerStudents, which provides students at all levels with information concerning college admissions, jobs and careers; and

  . InsideGuide, which offers student-generated information concerning individual colleges.

  By offering targeted access to a large and growing audience with attractive demographic characteristics, we are able to generate marketing and advertising revenue in a variety of forms. These include promotions and sponsorships with negotiated financial terms, slotting and lead-generation fees from merchants that seek preferential placement on our sites and in our online store, and sales of various forms of banner, button and textlink advertising, both traditional and contextual. We also generate merchandising revenue from the sale of carefully selected items within our online store, ChickShops.

  Based upon the number of unique visitors who visited our web sites, Media Metrix reported that we were the 29th highest-trafficked property on the Internet in January 2000. Moreover, Media Metrix reported that these visitors spent more time per day on our networks during that period than on all but 15 other properties among the top 50 properties.

Industry Background

  The Internet has emerged as an important new medium for communication and commerce, providing companies with an effective channel for marketing and selling their products and services. International Data Corporation, or IDC, estimates that consumer e-commerce in the United States will grow from $12.4 billion in 1998 to $75.0 billion in 2003, representing a compound annual growth rate of 43%. Because the Internet enables companies to attract specific demographic groups to their web sites by offering focused content, services and products, it can be an effective medium for advertisers seeking targeted access to these groups. Furthermore, as customers interact with a company's web site, the company can gather valuable information on consumer preferences and buying patterns, thereby allowing advertisers and marketers to segment their audience further and increase the effectiveness of their spending. Jupiter Communications LLC estimates that spending on Internet advertising in the United States will grow from $2.1 billion in 1998 to $11.5 billion in 2003.

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

  Consistent with this growth in Internet commerce and advertising, Internet content is growing at a rapid pace. A primary impetus behind the proliferation of content and the growing number of web sites has been the increasing use of the Internet for creating, sharing and searching for relevant information. IDC estimates that the number of web sites will grow from 925 million in 1998 to
13.1 billion in 2003. Online communities are also growing rapidly as new user groups migrate from traditional media onto the Internet. IDC estimates that the number of Internet users in the United States will grow from approximately 63 million in 1998 to approximately 177 million by the end of 2003.

  While older online users are generally accustomed to traditional media and adapt to the Internet gradually, many individuals within the Generation i age group have grown up using the Internet and view it as a primary source for information and medium for communication. According to the United States Census Bureau, individuals in this age group represented approximately 25% of the U.S. population in 1999. We believe that advertisers target this age group because its members have a large aggregate mean income and because advertisers anticipate a high lifetime return on their advertising dollars.

  Generation i is a large Internet audience that we believe desires community, entertainment and content focused on their particular needs. Because this generation is accustomed to numerous cable television channels and a wealth of entertainment choices, we believe its members expect a wide range of specialized content that is available on demand. In the context of the Internet, this translates into demand for web sites containing extensive information on a variety of specialized subjects. Major web sites offering standard content and services often fail to reach Generation i because these sites generally:

  . are designed to appeal to a broad audience and therefore do not provide an environment focused on the specific programming and service needs and buying habits of Generation i;

  . do not comprehensively address issues important to Generation i, such as peer, parental and school-related pressures, or issues revolving around friendship, sexuality and relationships;

  . do not provide a targeted forum for members of Generation i to express and share their views with one another; and

  . do not provide the kind of interactivity and services that we believe this group seeks, such as communication with their peers through instant messaging, chat and email, as well as news, online games and personalized home pages.

  While the number of web sites that serve Generation i with targeted content and community features continues to grow, these sites tend to be small, independent sites in the early stages of commercial development, and the individuals who operate these sites tend to have limited financial resources and managerial experience. As a result, it is difficult for any one of these sites to attract consistent traffic and premier advertisers. Furthermore, because this group of web sites is large and fragmented, advertisers generally have been unable to reach Generation i effectively through these individual sites. We believe that companies must advertise and promote their products and services in the context of demographically appropriate content rather than through traditional broad-based advertising to market more effectively to Generation i. Accordingly, we believe there is a need for a recognized online destination consisting of an integrated network of content, community and commerce targeting Generation i.


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

The Snowball Solution

  Snowball is a network of destination web sites providing fresh, up-to-date content created by, for and about Generation i. In addition to offering creative and current content, each of our networks provides an interactive community for users who share similar interests and passions, such as video games, college life or shopping. We believe this integrated package of content, community and commerce has helped to make us one of the most popular networks on the Internet. As a result, we believe we provide a compelling opportunity to our affiliates and potential affiliates as well as a large, targeted audience for advertisers.

 We focus on Generation i

  We provide content, community and commerce features focused on Generation i. To address the multiple audiences and tastes of Generation i, we have developed a network of company-owned web sites complemented by linked, third-party affiliate web sites that provide additional content. We have organized these sites within the overall Snowball network around individual networks targeting specific groups within Generation i: ChickClick provides content, community and commerce for Generation i women; IGN provides information and entertainment for Generation i men; InsideGuide develops individual web sites and guides for specific colleges; and PowerStudents provides high school, college and graduate students with information on careers, college admissions and jobs. The affiliate sites associated with these networks contribute to the amount of information available to users on our networks and also extend the reach of the networks to a broader audience. The content created by our editorial staff, our affiliates and the network users is edited and organized into networks to create a strong and consistent voice directed at Generation i.

  We also seek to promote the community participation of Generation i by encouraging members of this group to communicate with one another and with our network editors through message boards, chat sessions, instant messaging and email. The interactive features of our networks are designed to further enhance the online experience, to encourage frequent visits to our web sites and to lengthen the time users spend on our networks. For example, users can create personalized home pages that feature, among other things, targeted content, news feeds, horoscopes and information about television, movies and the weather. Users also have access to special features such as calendars, diaries, classifieds and trading services. Moreover, we have our own e-commerce boutique, ChickShops, which is accessible from many pages on the ChickClick network and offers hip fashion merchandise for young women. Collectively, the content, community and commerce features of our networks are designed to satisfy the many and varied interests of our multiple Generation i audiences.

 We provide significant benefits to advertisers

  Our network model of destination web sites attracts a large and segmented audience by providing extensive information on a variety of narrowly focused subjects. This allows advertisers and marketers to gain wide access to the Generation i audience as well as to target narrow segments of this audience. Additionally, the increased segmentation allows us to provide contextually linked advertising and commerce opportunities to a variety of merchants that want to advertise and gain preferential placement on our web sites and within our online stores. For example, we provide EBWorld.com, a leading online game store, with an integrated sponsorship package that includes preferential placement on our IGN network, promotion to users within our game newsletters, email marketing and targeted banner advertisements. In addition, we plan to open stores across all of our networks that will offer products to our users while providing a storefront that will attract promotional opportunities for other merchants or advertisers targeting the hard to reach demographic sub-groups of Generation i.

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

 Our model benefits us and our affiliates

  Our network and affiliate business model allows us to benefit from the fresh content and traffic of affiliated sites without the up-front costs and risks associated with developing content for the rapidly changing tastes of Generation i. Many members of this generation are prolific producers of content and have a dynamic interest in sharing with the community. As a result, many of our users create content web sites and contact us to become part of our network. Our users also generate a stream of affiliation opportunities by referring us to other popular web sites. A selective screening process allows our editorial staff to identify affiliate content partners that appeal to the changing tastes of Generation i. This enables us to add content and traffic to our network while keeping the content fresh and, we believe, compatible with the evolving tastes of Generation i. To attract and retain identified affiliates, we offer them a package of integrated marketing services and support. Affiliates who join our networks often experience immediate growth in users and advertising revenue. Our network development strategy reinforces each network's brand identity, attracts users to our owned web sites, refers these users to affiliate sites and leads to viral growth as users of the network share their interests and opinions with others.

The Snowball Strategy

  Our goal is to be the preeminent network of content, community and commerce sites on the Internet by, for and about Generation i, by:

  . Building and developing our existing networks, while selectively adding new networks. We will continue to develop our four existing networks by increasing the depth of content, services and product offerings arranged around the appropriate focus of each network. In addition, we intend to add new networks to appeal specifically to additional segments of Generation i. We intend to build each network's brand through online, offline and affiliate marketing programs with the goal of making each network the dominant destination within its targeted content segment. By expanding our existing networks and increasing the number of networks within the Snowball family, we intend to broaden our appeal to the members of Generation i and to be the leading destination on the Internet for this demographic group.

  . Continuing to leverage our network and affiliate business model to achieve cost-effective and viral growth of content and traffic. We will continue proactively to identify sites that meet our criteria for target demographics, quality of content and strategic fit with existing networks. By expanding our networks, we intend to keep our existing users engaged with extensive, up-to-date content while quickly and efficiently attracting new users. In cases where affiliate web sites do not exist around relevant content areas, we will selectively offer our services to help incubate web sites that provide the appropriate content. We believe our affiliate-driven network growth model and our reliance on word-of-mouth publicity within our targeted demographic group will allow us to build our traffic and brand rapidly and efficiently.

  . Offering a range of value-added services to attract, retain and develop affiliated web sites. We intend to continue to attract and retain select affiliates by identifying small and developing web sites early and by offering them a mutually beneficial agreement to increase their marketing capabilities and to expand their reach. To maximize affiliate retention, we have developed an integrated affiliate loyalty program that includes education and community tools and other support services. Additionally, we will continue to solicit and respond to affiliate and user feedback to refine the services we provide to affiliates. These services will assist us in incubating new web sites and networks to supplement our content and service offerings.

  . Promoting affinity and community across all networks and affiliates to increase the amount of time that users spend on our networks. We intend to continue to develop the community tools and services we provide to increase the time that users spend on our sites, as well as increase the frequency of their visits. We will continue to incorporate services into our networks that appeal to Generation i, such as free email, instant messaging, chat rooms, bulletin boards, personalized home pages and polling, to keep them actively engaged in both content and communication.

  . Being the premier partner for marketing, advertising and commerce directed at Generation i. By creating a set of branded networks that focus on a variety of discrete subjects, and by remaining a premier online destination for Generation i, we intend to offer potential advertisers and vendors valuable opportunities to reach targeted segments of Generation i. By providing advertising banners, buttons, textlinks, promotions and sponsorships of specific categories and slotting opportunities, we can offer customized marketing programs for companies wanting to address this market. Additionally, we will continue to develop opportunities for merchants to sell selected merchandise through our own online stores.

  . Pursuing strategic alliances and acquisitions that increase content, traffic and revenue opportunities. We intend to selectively develop strategic alliances to incorporate relevant content on our networks, to derive additional traffic from the resulting co-branding effects and to drive new methods of revenue generation. For example, we have entered into a strategic relationship with New Line New Media that will provide us with offline marketing promotions in their products. In selecting our partners, we will strive to ensure the integrity of our own brand identities with Generation i. Additionally, where strategically appropriate, we intend to acquire selected web sites and affiliates that complement our existing networks. For example, we recently acquired High School Alumni, a former affiliate that provides various services to alumni of registered high schools.

Networks

  Snowball is currently comprised of the following four networks of web sites:

[LOGO OF CHICKCLICK]
               ChickClick is a destination for forward-thinking young women seeking community, commerce and "life tools." The ChickClick network consists of three channels that offer progressive features representing the interests of three groups within the female Generation i demographic. MissClick targets teenage girls between the ages of 13 and 17, EstroClick targets women between the ages of 18 and 26, and MamaClick targets Generation i mothers. ChickClick offers content on relevant subjects such as relationships, entertainment, style, news, sports, work and travel. ChickClick's community features include personalized homepages, Chickmail, chat rooms, message boards and auctions. In addition, ChickClick recently launched ChickShops, an e-commerce area that offers online shoppers a specialty boutique experience.

  Together with its affiliated websites, ChickClick had approximately 34 million consolidated page views in January 2000 and over 800,000 registered users as of January 31, 2000. According to the U.S. Census Bureau, women between the ages of 13 and 30 numbered 33.5 million in 1999. Media Metrix estimates that 14.5 million women between the ages of 12 and 34 used the Internet in January 2000.

  The following table provides a brief description of ChickClick's affiliates as of December 31, 1999:

 Web Site      URL                      Description
--------------------------------------------------------
 Beatboxbetty  beatboxbetty.com         show business
                                        news and reviews
 BoHos         flypaperpress.com        BoHos comic site
 Bust          bust.com                 voice of the new
                                        girl
 Cherrysucker  cherrysucker.com         user-submitted
                                        fiction
 Crafty Lady   getcrafty.com            making art from
                                        everyday life
 Disgruntled   disgruntledhousewife.com modern living
  Housewife                             and intersex
                                        relationships
 Fametracker   fametracker.com          celebrity
                                        almanac
 Fashion Icon  fashion-icon.com         fashion news
 Girlie Style  girliestlye.com          pertinent
                                        female-driven
                                        content
 Greasergrrls  greasergrrls.com         women motor
                                        enthusiasts
 Grrlgamer     grrlgamer.com            news and reviews
                                        from a girl's
                                        point of view
 Hellfire      hellfire.com             progressive
                                        creative writing
 Hipmama       hipmama.com              content and
                                        advice for hip
                                        moms
 Hissyfit      hissyfit.com             political and
                                        social essays
 Lookenpeepers gmetropolis.com          creative and
                                        funny
                                        information

 Web Site      URL                 Description
-------------------------------------------------
 Maxi          maximag.com         empowerment and
                                   information
 Mighty Big TV mightybigtv.com     popular TV shows
 MissGirl      missgirl.com        teen advice and
                                   issues
 Out of order  annie.newdream.net  political and
                                   social essays
 Pencilbox     pencilboxmag.com    resource for
                                   college women
 Pop!sicle     lickpopsicle.com    political,
                                   social and
                                   comical essays
 Razzberry     razzberry.com       teen community
 Riotgrrl      riotgrrl.com        irreverant sassy
                                   content
 Rockrgrl      rockrgrl.com        women musicians
 Smile and     smileandactnice.com progressive
  Act Nice                         women's content
 Spacegirl     spacegirl.org       societal
                                   commentary
 Squiffy Ether ethernaut.com/zine  irreverent
  Jag                              fiction
 Swanky        swanky.com          progressive
                                   online community
 Teengrrl      teengrrl.com        alternative teen
                                   community
 Wench         wench.com           feminism,
                                   politics and
                                   culture
 Wired Woman   wiredwoman.com      women and
                                   technology
 Womengamers   womengamers.com     gaming for the
                                   educated woman

[LOGO OF IGN.COM]
              IGN is a network of web sites focusing on games and entertainment for Generation i men. IGN provides current editorial coverage of games, science fiction, movies and television. IGN targets three distinct interest groups through the following channels: IGN Games, IGN Sci-Fi and IGN for Men. IGN Games provides reviews and previews of games for personal computers and other video games; IGN Sci-Fi provides editorial content on science fiction, movies, television, books and toys; and IGN for Men offers content focusing on the lifestyles of young men. IGN offers numerous features and services to keep its users engaged, including free email, instant messaging, contests and promotions, weather, horoscopes and search capabilities. IGN also offers slots within branded commerce areas to partners seeking to sell products and services online.

  Together with its affiliated web sites, IGN had more than 198 million consolidated page views in January 2000 and approximately 400,000 registered users as of January 31, 2000. In July 1999, we acquired a popular former affiliate, The Vault, which had approximately nine million consolidated page views in January 2000. According to Media Metrix, males between the ages of 12 and 34 accounted for approximately 25% of all Internet users in the United States in January 2000. Media Metrix estimates that approximately 12% of all 12 to 34 year old males on the Internet and approximately 19% of all 12 to 17 year old males on the Internet visited our IGN network in January 2000.

  The following table provides a brief description of IGN's affiliates as of December 31, 1999:

 Web Site            URL                   Description
-----------------------------------------------------------
 3Dportal            3dportal.com          coverage of 3D
                                           games
 Allprowrestling.com allprowrestling.com   independent
                                           wrestling
 Anime Links         animelinks.com        links to anime
                                           sites
 Anime News          animenewsnetwork.com  Anime news
  Network
 Arrgh               arrgh.demon.co.uk     early video
                                           games
 CheatElite          cheat-elite.com       multi-platform
                                           cheats and codes
 CheatersGuild       cheaters-guild.com    cheats and codes
 ComicFan            comicfanmag.com       comic portal
 Coming Attractions  corona.bc.ca          coming
                                           attractions and
                                           reviews of
                                           movies
 Coming Soon         comingsoon.net        movie trailers
 Daily Dementia      dailydementia.com     interviews with
                                           game industry
                                           specialists
 Daily Radar         dailyradar.com        entertainment
                                           and games
 Dark Horizons       darkhorizons.com      film and TV
                                           coverage
 DC Mania            dcmania.com           Sega Dreamcast
                                           coverage
 DC Swirl            dcswirl.com           Sega Dreamcast
                                           news and reviews
 Desktop Starships   desktopstarships.com  sci-fi desktop
                                           downloads
 DiabloII.net        diabloii.net          Information on
                                           the Diablo game
 DMG Ice             dmgice.com            Gameboy
                                           information
 Doctor Dreamcast    doctordreamcast.com   Sega Dreamcast
                                           news and reviews
 Drew's              script-o-rama.com     movie and TV
  Script-O-Rama                            scripts
 Dukeworld           dukeworld.com         information on
                                           Duke Nukem
 EAGB                gameboy.s-one.net.sg/ Gameboy user
                                           information
 Echostation         echostation.com       Star Wars
 e-reality           e-reality.com         network of top
                                           game specific
                                           sites
 Evergreen           milpool.com           The Simpsons
  Terrace
 EX                  ex.org                Anime and Manga
 FGN Online          fgnonline.com         news on the game
                                           industry
 Fusion Gaming       fusion-gaming.com     gaming forums
 Futurama            nnyc.com              Futurama
  Archive                                  (animated show)
 GameFAQS            gamefaqs.com          answers to
                                           questions about
                                           video games
 Gamers Depot        gamersdepot.com       game hardware
                                           reviews
 GameSages           gamesages.com         codes for games
 Gaming Age          gaming-age.com        game industry
                                           news

 Web Site             URL                 Description
---------------------------------------------------------
 Halflife.net         halflife.net        information,
                                          news and
                                          previews on
                                          Halflife
 IndyJones.net        indyjones.net       coverage on new
                                          Indiana Jones
                                          game
 JediKnight.Net       jediknight.net      Star Wars
                                          related games
 LucasGames           lucasgames.com      coverage of all
                                          LucasArts games
 MacGameNews          macgamenews.com     Macintosh games
 Magic Box            come.to/magicbox    console and
                                          Japanese games
 MeccaWorld           meccaworld.com      PC games
 MovieBloopers        moviebloopers.com   movie bloopers
 Moviefan Online      moviefanonline.com  movie news and
                                          reviews
 MovieSounds          moviesounds.com     movie sounds
 Mr. Cranky           mrcranky.com        honest movie
                                          reviews
 Mr. Hats             mrhatshellhole.com  South Park
  Hellhole
 MTGnews.com          mtgnews.com         Magic: The
                                          Gathering
 N64 Shooters         n64shooters.com     reviews of
                                          Nintendo 64
                                          shooting games
 N64-Cheats           n64-cheats.com      Nintendo 64
                                          cheats and codes
 NextGen Online       next-generation.com new video games
 Nintendo             nintendoexpress.com Nintendo systems
  Express
 Nintendojo           nintendojo.com      Nintendo 64 news
                                          and reviews
 NintendojoFR         nintendojofr.com    French coverage
                                          of Nintendo 64
 Nintendorks          nintendorks.com     Nintendo 64 news
                                          and reviews
 Oh! The Humanity     ohthehumanity.com   coverage of bad
                                          movies
 Only Toons           onlytoons.com       cartoon news and
                                          reviews
 PC Accelerator       pcxl.com            action,
                                          adventure and
                                          sports games for
                                          PCs
 PC Gamer Online      pcgamer.com         gaming
                                          information
 PC Gameworld         pcgameworld.com     free demos
 Playstation 2 Unicom psx2unicom.com      Playstation 2
                                          news and
                                          information
 Playstation          vidgames.com        Playstation
  Galleria                                news, previews
                                          and strategies
 Pokegym              pokegym.thedojo.com Pokemon
                                          information

 Web Site        URL                Description
----------------------------------------------------
 Pokemon411      pokemon411.com     Pokemon
                                    information
 PokemonAdobe    pokemonadobe.com   everything
                                    Pokemon
 PSM             psmonline.com      unbiased
                                    Playstation
                                    coverage
 PSX Nation      psxnation.com      Playstation
                                    news, early
                                    previews and
                                    reviews
 PSX2.com        psx2.com           Playstation 2
                                    news
 PSXNetwork      psxnetwork.com     Playstation
                                    updates, news
                                    and interviews
 PSXtreme        psxtreme.com       Playstation
                                    information
 Psycomic        psycomic.com       comic book news
                                    and information
 RareNet         rarenet.com        coverage of rare
                                    games
 RivaZone        rivazone.com       3D games and
                                    hardware
 Rogue Spear     rsdatabase.        comprehensive
  Database       gamenation.com     Rogue Spear site
 Scream-Trilogy  scream-trilogy.com news and
                                    information on
                                    film trilogy
 Segadojo        segadojo.com       Sega gaming
                                    news, reviews,
                                    cheats
 SF Site         analogsf.com       printed sci-fi
                                    site
 SMG Fan         smgfan.com         Sarah Michelle
                                    Gellar fan site
 Spider-Man Hype spidermanhype.com  news and
                                    information on
                                    upcoming
                                    Spiderman
                                    film(s)
 Stay Tooned     staytooned.com     animated
                                    entertainment
                                    news

Web Site          URL                 Description
-----------------------------------------------------
Stomp Tokyo       stomptokyo.com      video reviews
 Video Review
Stomped           stomped.com         gaming industry
                                      information
Supercars         supercars.net       photos and
                                      information
                                      about powerful
                                      cars
The Astounding    bmonster.com        B movies
 B Monster
The Casual Otaku  casualotaku.com     Anime
The Digital Bits  thedigitalbits.com  DVD information
The Dojo          thedojo.com         Magic: The
                                      Gathering
The Great RPG     rpg-archive.com     role playing
 Archive                              game archive
The One Ring      theonering.com      J.R.R. Tolkien
The Turnbuckle    theturnbuckle.com   professional
                                      wresting
TheForce.net      jedicouncil.net     Star Wars
Total RPG         totalrpg.com        role playing
                                      game reviews
Total Video Games totalvideogames.com games
Yakfaces Realm    yakface.com         Star Wars
                                      memorabilia
Zelda HQ          zhq.com             comprehensive
                                      Zelda site

               PowerStudents provides students with targeted content, commerce and community features through three channels: High School, College and Jobs. PowerStudents provides editorial content on academics, college admissions, entertainment and student life. Community features and services include free email, instant messaging, contests, weather, television listings, classifieds, polls, forums, student diaries and expert Q&A.
[LOGO OF POWER STUDENTS.COM]

  Together with its affiliated web sites, PowerStudents had approximately 42 million consolidated page views in January 2000 and approximately two million registered users as of January 31, 2000. High School Alumni, one of our owned sites within the PowerStudents network, accounted for approximately 30 million consolidated page views in January 2000 and approximately 1.8 million registered users as of the same date. According to eMarketer, 11.1 million individuals in the United States between the ages of 13 and 17 currently use the Internet. eMarketer also estimates that online spending by this group will increase from $160 million in 1999 to $1.4 billion in 2002.

  The following table provides a brief description of PowerStudents' affiliates as of December 31, 1999:

 Web Site           URL                    Description
-----------------------------------------------------------
 4Tests.com         4tests.com             practice exams
 Back To College    back2college.com       resources for
                                           reentry students
 BrainLapse.com     brainlapse.com         games and movies
 Bschool.com        bschool.com            business school
                                           resources
 CampusCareerCenter campuscareercenter.com information on
                                           jobs
 CampusTours        campustours.com        college campus
                                           tours
 CollegeGate.com    collegegate.com        editing for
                                           admissions
                                           essays
 College Recruiter  collegerecruiter.com   jobs and
                                           internships
 CollegeTownUSA     collegetownusa.com     online college
                                           community
 CollegeView        collegeview.com        college
                                           information and
                                           virtual tours
 CollegeXpress      collegexpress.com      information for
                                           college bound
                                           students
 FastAid            fastaid.com            scholarships and
                                           financial aid
 Fishnet:           jayi.com               college guide
  The College Guide
 FreSch             freschinfo.com         scholarship
                                           information
 GoCollege          gocollege.com          information on
                                           college,
                                           scholarships and
                                           tests

 Web Site               URL                   Description
--------------------------------------------------------------
 GradView               gradview.com          graduate school
                                              resources
 GreekCentral           greekcentral.com      fraternity and
                                              sorority life
 InternshipPrograms.com internshipprogram.com internships
 Interview Feedback     interviewfeedback.com interviews
 The Job Resource       thejobresource.com    college career
                                              center
 MBAjob                 mbajob.com            MBA job searches
 MBA ZoNe               mbazone.com           MBA resources
 Oilzine                oilzine.com           British humour
 Planet Papers          planetpapers.com      essays and
                                              creative writing
 Quintessential         quintcareers.com      career and job
  Careers                                     hunting
 RealCollegelife.com    realcollegelife.com   college life
 RealWorld              rwuniversity.com      real world
  University                                  advice
 Study 24/7             study24/7.com         college
                                              notetaking
 SuperCollege           supercollege.com      information on
                                              admissions and
                                              financial aid
 TestTutor              testtutor.com         standardized
                                              test preparation
 Versity                versity.com           college
                                              notetaking

[LOGO OF INSIDEGUIDE.COM]
               InsideGuide is a national network of online college sites created by students for students. InsideGuide offers an insider's perspective on college life. Each site provides students at a particular college with an independent forum for expressing their opinions and sharing information relevant to the community, such as classes, sports, activity groups and entertainment. InsideGuide was launched in September 1999 and as of December 31, 1999 offered guides centered around more than 100 individual schools, including University of California at Berkeley, Harvard University, Northwestern University and University of Pennsylvania.

  Together with its affiliated web sites, InsideGuide had nearly nine million consolidated page views in January 2000. According to Jupiter Communications, as of January 1999, 10.6 million college students in the United States used the Internet and online spending by this group will increase from $890 million in 1999 to $2.5 billion in 2002.

 Networks Under Development

  We are continually expanding the content, community and commerce services offered by our networks and evaluating opportunities for the development of new networks to keep pace with the expanding interests of Generation i. For example, our acquisition of High School Alumni in September 1999 will allow each of our networks to offer its users a classmate finder tool. As of December 31, 1999, High School Alumni included over 20,000 high schools throughout the United States. This site enables an alumnus of a registered high school to register, update his or her information and search for an old classmate. This database can then be used for personal communication as well as for organizing and sponsoring group alumni activities such as reunions and fund-raising. High School Alumni had approximately 22 million consolidated page views in January 2000 and over 1.8 million registered users, as of January 31, 2000. Due to its strong following and potential, we are currently evaluating options to establish this site as a separate network during the year 2000.

 Affiliate Agreements

  Our standard affiliate agreement provides for an initial term of two years and renews at our option for three consecutive one-year terms. As of January 1, 2000, 52 of our affiliates were parties to affiliate agreements with an initial term of one year, 98 were parties to agreements with an initial term of two years, two were parties to agreements with an initial term of three years and two were parties to agreements with an initial term of five years. The average duration of our current affiliate agreements is 3.4 years and the average term remaining on these agreements is 2.8 years.

  We enter into affiliate agreements with new affiliates on a rolling basis. Accordingly, our affiliate agreements do not generally terminate at or around the same time. Approximately 20% of our affiliate agreements will expire within the next twelve months.

Content

  We believe that the large number of Generation i users who visit our networks do so for the compelling content contained on the web sites that make up each network. This content is derived from two sources: our in-house editorial staff and our affiliates. As of December 31, 1999, our in-house editorial staff consisted of 50 professional writers, and we had more than 150 affiliate contributors. We view the development of new content as an interactive process and encourage our users to offer suggestions for new subject areas. Once we identify a new subject area, we typically hire an in-house editor to develop content and to work with our affiliate development department to identify potential affiliates.

  Our affiliate model distinguishes us from many other Internet media companies. This model allows us to recruit independent web sites to supplement and broaden our in-house editorial content. Our affiliate agreements generally require affiliates to display the logo of one or more of our networks and give us the exclusive right to sell advertising on the affiliated site in exchange for a percentage of the advertising revenue. In addition, our agreements generally provide for joint development of e-commerce opportunities. We believe that this model enhances our content, increases our audience reach, builds advertising inventory and expands our distribution at a cost to us that is lower than would be achievable through the development of in-house editorial content alone.

  We also believe that the affiliate model enables us to adapt quickly to emerging Internet and media trends with reduced incremental costs. For example, when Sega released its new Dreamcast game system in September 1999, we recruited four Dreamcast-related web sites within one month. Because our typical affiliate agreement requires us to pay affiliates only a portion of the revenue that we earn from the affiliate's site, the new Dreamcast affiliates expanded our editorial coverage of the

Dreamcast subject area and added new inventory for advertising sales without significantly increasing our expenses.

  We invest in marketing and technical services to increase the value of affiliate relationships. Our affiliate relations specialists work with our affiliate content partners to promote their sites, build their traffic and improve the technical performance of the sites.

Revenue Sources

  Our business model is designed to provide for multiple revenue streams. Our principal sources of revenue will be (1) advertising, sponsorships and customer partnerships and (2) e-commerce and merchandising. For the years ended December 31, 1997, 1998 and 1999, advertising, sponsorship and customer partnership revenue represented approximately 100% of our revenue.

 Advertising and sponsorships

  Our strategy is focused in part on generating a majority of our advertising revenue from sponsors and merchants seeking an integrated and cost-effective means to reach Generation i on the Internet. Our sponsorship arrangements are designed to achieve broad marketing objectives such as brand promotion, brand awareness, product introductions and online research. To help sponsors achieve these goals, we develop individually tailored sponsorship programs that may include any combination of advertising banners, buttons, textlinks, promotions, sponsorships of specific categories and direct merchandise slotting opportunities. We also develop content to support the marketing initiatives of advertisers. In addition, sponsors may communicate with their customers on our message boards and through chats, and may gain insights into their customers' preferences and buying habits through polls and special events. Sponsorships allow us to cater to the specific goals of advertisers in the areas of impressions, product research, market research, new product launches, list development, product information, repositioning, new account openings, lead generation and transactions. Our sponsorship agreements provide for revenue independent from page views as the measure of value and generally have terms of up to one year. One or more of our material agreements, however, have terms as brief as six months.

  We also generate revenue through customer partnerships, which involve the sale of select placement of advertisements on our web sites to merchants interested in targeting Generation i, such as EBWorld.com, edu.com and Gloss.com. These arrangements provide merchants with exclusive placement on our networks, exposure through banner advertising, special content and promotional offers in exchange for which we collect a fixed fee plus incremental payments for visitors forwarded to the advertiser's site. In addition to helping merchants retain customers, these retailing opportunities can be used to identify valuable purchasing trends, which in turn can be used in future advertising and commerce and to develop additional targeted content. Because these arrangements are exclusive, however, they preclude us from offering our users the products and services of certain competitors of these customers that are similar to those offered by our exclusive customers.

  We derive a portion of our advertising revenue from banner advertisements, buttons and textlinks that are displayed on pages throughout our networks. From each of these, viewers can hyperlink directly to the advertiser's own web site, thus providing the advertiser the opportunity to interact directly with an interested customer. Under these contracts, we guarantee advertisers a minimum number of impressions for which we receive a fixed fee.

  During the year ended December 31, 1999, our five largest customers accounted for 19% of our consolidated revenue. If we were to lose any one of these customers, our revenue would decline.

 E-commerce and merchandising

  We have recently begun to generate e-commerce revenue by selling carefully selected products. We intend to develop e-commerce stores across all of our networks. In December 1999, we began merchandising directly to our users through the launch of ChickShops within our ChickClick network. ChickShops offers more than 75 products, including clothes and accessories, and was designed to offer online users the experience of shopping in a specialty clothing boutique similar to those found in cities like New York or San Francisco. Online orders are taken 24 hours a day, seven days per week and products are shipped generally within 48 hours of placement of most orders. All product orders and fulfillment are currently handled by ShopNow.com.

Sales

  As of December 31, 1999, we had a direct sales organization of 32 sales professionals. Our sales team consults regularly with advertisers and agencies on design and placement of advertisements, sponsorships and promotions across our networks. We also have a group of sales professionals who concentrate primarily on strategic sponsorships and promotions, seeking to establish relationships with senior level executives and to develop multi-million dollar partnership packages linking our users with the partner's brand. As of December 31, 1999, this group consisted of 12 individuals.

  We also had 25 sales support, market research and advertising operations staff who focus on market research and provide advertisers with information and expertise that will help them market their products and services more effectively to Generation i. We regularly conduct surveys concerning purchasing patterns, attitudes and brand preferences of Generation i.

  We have sales offices in New York City, San Francisco and Los Angeles.

Corporate Marketing

  As of December 31, 1999, we had 15 professionals in our corporate marketing group who are complemented by marketing professionals within our four networks. Through the efforts of these professionals, we pursue a variety of marketing initiatives designed to build brand awareness for Snowball and its individual networks among both the advertising community and members of Generation i. To date, these marketing activities have included advertising in online and offline media, attending trade shows, sponsoring events and engaging in ongoing media relations campaigns.

  We target potential advertising customers in a variety of online and offline media, including newspapers such as The New York Times, The Wall Street Journal, USA Today and over 200 college newspapers; print magazines such as Advertising Age, Adweek, Wired, Industry Standard and Business 2.0; outdoor locations such as commuter rail lines and bus tails; and online sites such as Adage.com, Adweek.com, ClickZ and Channel 7.

  Network marketing activities focus on increasing traffic to our networks and the number of our registered users. We have engaged in major event sponsorships, such as ChickClick's title sponsorship of the 1999 Lilith Fair and IGN's sponsorship of Sega Dreamcast's 1999 Assault Tour. We have also entered into a strategic relationship with New Line Cinema that will provide us with offline marketing promotions in their products. In addition, all networks have aggressively launched promotions and contests to increase user registration and have entered into service agreements with Microsoft offering free category-specific newsletters via MSN Hotmail.

  We engage in an ongoing media relations campaigns with business and financial contacts and key industry analysts. Our public relations efforts are a key component of our overall marketing and brand awareness strategy. We plan to continue to develop a media outreach program based on market research that we organize and conduct with third parties. Each individual network also manages public relations activities targeted to the consumer press to encourage publicity on new channels, affiliates, services and partners. The primary purpose of our public relations activities is to increase our share of each network's target audience and increase overall visibility of the Snowball networks.

Technology

  Our web site hosting infrastructure is co-located at our headquarters in San Francisco and at Exodus Communications' Internet Data Center in Santa Clara, California. Exodus is responsible for providing us with a high-speed, scalable, fault-tolerant Internet connection, clean power and physical security. Packaged software enables full text search, bulk email delivery, web serving and traffic analysis. We developed our membership, personalization, advertising delivery and community software using standard application servers and Oracle database systems. Our advertising selection and management system is DoubleClick's NetGravity. We have developed traffic analysis software to compute industry-standard and advanced metrics. We also host a small number of our affiliates on our servers. Our editorial infrastructure is located at our headquarters in San Francisco. We developed our editorial and publishing software by using Informix. We have started to migrate our editorial and publishing processes to the same platform that we use for our dynamic services. Both our hosting and editorial switched local area networks are fault-tolerant, scalable and economical.

  With respect to disaster recovery, all of our non-derivable data is presently replicated between a storage array at our headquarters in San Francisco and a storage array at Exodus Communications. We are currently studying the advisability of locating a disaster recovery data center in New York City. Our network operations center consists of monitoring software that is monitored by our staff at all times.

Competition

  The market for Internet users and online advertisers is highly fragmented, rapidly changing and characterized by thousands of competitors. With no substantial barriers to entry, we believe that the number of Internet companies relying on web-based advertising revenue will increase greatly in the future. Companies or sites that are primarily focused on targeting Generation i online include MTV.com, Warner Bros. Online (Entertaindome), iTurf Inc. and Alloy Online, Inc. In addition to these direct competitors, we will likely face competition in the future from:

  .  developers of web directories;

  .  search engine providers;

  .  content sites;

  .  commercial online services;

  .  sites maintained by Internet service providers; and

  . other entities that establish a community on the Internet by developing their own or purchasing one of our competitors.

  We also could face competition in the future from traditional media companies, a number of which, including Time Warner, Disney, CBS and NBC, have recently combined with, made acquisitions of or investments in significant Internet companies. Finally, we compete with traditional forms of media, such as newspapers, magazines, radio and television, for advertisers and advertising revenue.

  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers. Further, these competitors may develop communities that are equal or superior to ours or that achieve greater market acceptance than ours. In addition, many of our current advertising customers and strategic partners also have established collaborative relationships with certain of our competitors or potential competitors and other frequently visited web sites. Accordingly, we cannot assure you that:

  . we will be able to sustain our traffic levels or retain our advertising customers;

  . competitors will not experience greater growth in traffic as a result of strategic collaborative relationships that make their web sites more attractive to advertisers; or

  . our affiliates and strategic partners will not sever or renew their agreements with us.

  We believe that the primary competitive factors in attracting and retaining users are:

  .  quality of content and services;

  .  brand recognition;

  .  user affinity and loyalty;

  .  demographic focus;

  .  variety of value-added services; and

  .  critical mass.

  We believe that the principal competitive factors in attracting and retaining online advertisers are:

  .  the amount of traffic on a web site;

  .  brand recognition;

  .  the demographic characteristics of a site's users;

  .  the ability to offer targeted audiences;

  .  the average duration of user visits; and

  .  cost-effectiveness.

  We cannot assure you that we will be able to compete successfully against our current or future competitors. Competitive pressures faced by us may have a material adverse effect on our business, our financial condition and the results of our operations.

Proprietary Rights and Licensing

  We regard our copyrights, trademarks, service marks, trade secrets, technology and other intellectual property rights as important to our success. In particular, we rely upon our domain names and trademarks to increase brand awareness among our users and advertisers. We have registered approximately 300 domain names, including all names currently in use across our networks. "Snowball," "ChickClick," "IGN," "PowerStudents" and "InsideGuide" are trademarks of ours. Our trademarks will remain in effect indefinitely, but only to the extent that we continue to use them in commerce. We have not applied for the registration of all of our trademarks and service marks and may not be successful in obtaining the trademarks and service marks that we have applied for. We have not applied for any patents.

  To protect our intellectual property rights, we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality agreements with employees and third parties and protective contractual provisions. Prior to entering into discussions with potential content providers and affiliates regarding our business and technologies, we generally require that they enter into nondisclosure agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth each parties' rights and obligations include provisions for the protection of our intellectual property rights. Licensees of these rights may take or fail to take actions that would diminish the value of our rights or reputation.

  Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or services or obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. We do not currently have any patents or patent applications pending in any foreign country. In addition, others may be able independently to develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer.

Employees

  As of December 31, 1999, we had a total of 260 full-time employees, including 102 in sales and marketing, 35 in engineering, 100 in production and content and 23 in administration and finance. Other than as described in "Management-- Employment Arrangements, Termination of Employment Arrangements and Change of Control Arrangements," none of these individuals is bound by an employment agreement. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

Facilities

  Our principal editorial, sales, marketing, research, development and administrative office occupies approximately 26,000 square feet in San Francisco, California, under a month-to-month lease. In addition, we also lease sales and service offices in Los Angeles and New York City. We recently entered into a long-term lease for approximately 180,000 square feet to be divided among three buildings in Brisbane, California. We intend to relocate and expand our principal offices to this site next year. This lease will expire with respect to approximately 55,000 square feet, 61,000 square feet and 66,000 square feet 10 years, 11 years and 12 years, respectively, after we take occupancy. We believe that this proposed new facility will be adequate for our needs for the foreseeable future.

Legal Proceedings

  We are not a party to any material legal proceedings.

Financial Information about Geographic Areas

  See Note 1 of our Notes to Consolidated Financial Statements.

                                   MANAGEMENT

            Directors, Executive Officers and Significant Employees

  The following table presents information regarding our directors, executive officers and significant employees as of March 9, 2000.

            Name             Age                           Position
            ----             ---                           --------
Mark A. Jung...............   38 President, Chief Executive Officer and Director
James R. Tolonen...........   50 Chief Financial Officer, Chief Operating Officer and Director
Richard D. Boyce...........   37 President of the Networks
Sandra Cavanah.............   40 Vice President, Affiliate Marketing
Janette S. Chock...........   33 Vice President, Controller and Chief Accounting Officer
Teresa M. Crummett.........   39 Vice President, Corporate Marketing and Product Management
Kenneth H. Keller..........   43 Vice President, Engineering
Kathleen Z. Layendecker....   38 Vice President, Affiliate Development
Elizabeth G. Murphy........   41 Vice President, Sales and Marketing
Christopher Anderson.......   43 Chairman of the Board and Director
Richard A. LeFurgy.........   43 Director
Michael Orsak..............   39 Director
Robert H. Reid.............   34 Director

  Mark A. Jung has served as our President and Chief Executive Officer since February 1999 and as a director since our incorporation in January 1999. Prior to joining us, from July 1997 to January 1999, he served as an independent industry consultant to various companies. From February 1992 to July 1997, he co-founded and served as Chief Executive Officer, a director and, from February 1996 to July 1997, Chairman of Worldtalk Communications Corporation, an Internet security company. Mr. Jung holds a Bachelor of Science degree in electrical engineering from Princeton University and a Master of Business Administration from Stanford University.

  James R. Tolonen has served as our Chief Financial Officer and Chief Operating Officer since October 1999, and as a director since November 1999. Prior to joining us, Mr. Tolonen was on sabbatical from November 1998 to October 1999, during which time he served intermittently as an advisor and board member to several private companies. From August 1996 to October 1998, he served as a director of Cybermedia, Inc., a software product service and support company, and as its President and Chief Operating Officer from May 1998 to October 1998. From June 1989 to April 1998, he served as Senior Vice President and Chief Financial Officer of Novell, Inc., a computer network and software company. Mr. Tolonen holds a Bachelor of Science degree in mechanical engineering and a Master of Business Administration from the University of Michigan. Mr. Tolonen is also a certified public accountant.

  Richard D. Boyce has served as our President of the Networks since March 2000. Prior to joining to us, in September 1994, he co-founded HotWired, Inc. (now known as Wired Digital), an Internet media company and, as of June 1999, a wholly-owned subsidiary of Lycos, Inc., an Internet media company, and from September 1994 to February 2000, he served in a number positions, including most recently as its Senior Vice President of Advertising Sales and Commerce. Mr. Boyce holds a Bachelor of Arts degree in communications from Washington State University.

  Sandra Cavanah has served as our Vice President, Affiliate Marketing since June 1999. Ms. Cavanah shares responsibility for affiliate related matters with Ms. Layendecker, focusing primarily on affiliate marketing. From February 1999 to June 1999, she served as our Co-Director of Affiliate Marketing and Development, and from January 1999 to February 1999, she served as a consultant to us. Prior to joining us, from December 1997 to February 1999, she served as Chief

Financial Officer of Genstar Capital, L.L.C., a private-equity investment firm. From April 1995 to November 1997, she served as an analyst at Robertson Stephens & Co., an investment banking firm, and from December 1993 to March 1995, she served as a consultant to Pacific Telesis Group, a holding company whose subsidiaries are communication services companies. Ms. Cavanah holds a Bachelor of Science degree in business administration from the University of California at Berkeley and a Master of Business Administration from Harvard University.

  Janette S. Chock has served as our Vice President, Controller and Chief Accounting Officer since October 1999. From February 1999 to October 1999, she served as our Controller, and from January 1999 to February 1999, she served as a consultant to us. Prior to joining us, from August 1998 to January 1999, she served as Controller of Fujitsu Personal Systems, Inc., a mobile computer hardware company. Ms. Chock was between occupations from July 1996 to October 1996. From October 1996 to July 1998, she served as Controller of Diffusion, Inc., a corporate information delivery software company, and from November 1993 to July 1996, she served as Controller of Worldtalk Communications Corporation, an Internet security company. Ms. Chock holds a Bachelor of Science degree in business administration from the University of California at Berkeley. Ms. Chock is also a certified public accountant.

  Teresa M. Crummett has served as our Vice President, Corporate Marketing and Product Management since March 1999. From January 1999 to March 1999, she served as a consultant to us. Prior to joining us, from August 1997 to December 1998, she was a self-employed business consultant. She served as a Director of Corporate Marketing at CyberCash, Inc., an electronic commerce company, from January 1996 to August 1997. From July 1995 to December 1996, Ms. Crummett again worked as a self-employed business consultant. From April 1994 to June 1995, she served as Vice President, Direct Marketing of Interactive Network, Inc., an interactive television company, and from December 1993 to March 1994, she served as a business consultant to Time Warner, a worldwide media company. From March 1992 to November 1993, Ms. Crummett served as Director of Marketing of Walt Disney Company, a diversified worldwide entertainment company. Ms. Crummett holds a Bachelor of Arts degree in government from Harvard University and a Master of Business Administration from Stanford University.

  Kenneth H. Keller has served as our Vice President, Engineering since March 1999. From January 1999 to March 1999, he served as a consultant to us. Prior to joining us, from May 1996 to December 1998, he was a self-employed business consultant, entrepreneur and investor. From April 1995 to April 1996, he served as Director of Development of Excite, Inc., an Internet media company. From January 1995 to April 1995, Mr. Keller was between occupations. Mr. Keller holds a Bachelor of Science degree in mathematics from Carnegie Mellon University and a Master of Science degree and Ph.D. in computer science from the University of California at Berkeley.

  Kathleen Z. Layendecker has served as our Vice President, Affiliate Development since June 1999. Ms. Layendecker shares responsibility for affiliate related matters with Ms. Cavanah, focusing primarily on affiliate development. From February 1999 to June 1999, she served as our Co-Director of Affiliate Marketing and Development, and from January 1999 to February 1999, she served as a consultant to us. Prior to joining us, from June 1998 to January 1999, Ms. Layendecker was between occupations. From January 1997 to June 1998, she served as an analyst for Bodri Capital Management, Inc., an investment company, and from August 1996 to January 1997, as a consultant to Bodri Capital Management. From May 1995 to August 1996, Ms. Layendecker was on maternity leave. From October 1993 to May 1995, she served as Director of Finance and Administration of Valentis Corp., a biotechnology company.
Ms. Layendecker holds a Bachelor of Arts degree in English from Stanford University and a Master of Business Administration from the Yale School of Management.

  Elizabeth G. Murphy has served as our Vice President, Sales and Marketing since March 1999. Prior to joining us, from April 1992 to March 1999, she was employed by U.S. News and World

Report, a publishing company, most recently as Vice President, Associate Publisher. Ms. Murphy holds a Bachelor of Science degree in zoology from the University of Michigan.

  Christopher Anderson has served as our Chairman of the Board and a director since our incorporation in January 1999. He founded Imagine Media, Inc., an Internet media company, and has served as its President and as one of its directors since October 1993. He has also served as Chairman of the Board of Future Network plc, an Internet media company, since May 1998. Mr. Anderson holds a Bachelor of Arts degree in politics, philosophy and economics from Oxford University.

  Richard A. LeFurgy has served as a director since April 1999. He has been a member of Walden Media, L.L.C., the general partner of the Walden Media & Information Technology Fund, L.P., a venture capital firm, since August 1999. He served as a consultant to the Walden Media & Information Technology Fund, L.P. from October 1998 to August 1999. From June 1995 to October 1998, he served as Senior Vice President, Advertising Sales of Starwave Corporation, an Internet media company, and from June 1978 to May 1995, he served as Executive Vice President, Senior Partner and a director at NW Ayer & Partners, an advertising agency. Mr. LeFurgy holds a Bachelor of Science degree in advertising from Syracuse University.

  Michael Orsak has served as a director since May 1999. He is a founder of Worldview Technology Partners, a venture capital firm, and has been a general partner since September 1996. From January 1990 to September 1996, he served as a co-manager of a fund of JAFCO America Ventures, a venture capital firm. Mr. Orsak holds a Bachelor of Arts degree in economics and a Master of Business Administration from Stanford University.

  Robert H. Reid has served as a director since March 1999. He is a founder of Listen.com, Inc., an Internet music company, and has served as its President and Chief Executive Officer since February 1998. From January 1997 to December 1998, he was an associate of 21st Century Internet Venture Partners, a venture capital firm. He authored a book from April 1996 to December 1996, and from December 1994 to April 1996 he served as a Business Development Manager at Silicon Graphics, Inc., a high-performance computer company. Mr. Reid holds a Bachelor of Arts degree in international relations and a Master of Arts degree in international policy studies from Stanford University and a Master of Business Administration from Harvard University.

  Each of our executive officers will serve in his or her office until he or she resigns or is removed from office.

Board of Directors and Committees

  We currently have six directors. We intend to amend our certificate of incorporation immediately following the closing of this offering. The amended certificate of incorporation will divide our board of directors into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election.

  In addition, we have amended our bylaws, with an effective date immediately following this offering, to provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

  This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock--Anti-Takeover Provisions of the Certificate of Incorporation, Bylaws and Delaware Law." There are no family relationships among any of our directors, officers or key employees.

  Our board of directors has a compensation committee and an audit committee.

  Compensation Committee. The current members of our compensation committee are Messrs. Anderson and Orsak. The compensation committee reviews and makes recommendations to our board concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our 1999 Equity Incentive Plan, 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan.

  Audit Committee. The current members of our audit committee are Messrs. LeFurgy, Orsak and Reid. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

Compensation Committee Interlocks and Insider Participation

  Before June 1999, our board of directors did not have a compensation committee and all compensation decisions were made by the full board of directors. In June 1999, we formed a compensation committee consisting of Richard LeFurgy, Michael Orsak and Mark Jung. Mr. Jung served as our President and Chief Executive Officer while he was a member of the compensation committee. In December 1999, we replaced the membership of our compensation committee with our current compensation committee membership. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has an interlocking relationship existed in the past. Mr. Jung has not participated in discussions by our board of directors or the compensation committee with respect to his compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

  Preferred Stock Financings. In February 1999, Christopher Anderson, our Chairman of the Board and one of our directors, and Mark Jung, our President and Chief Executive Officer and one of our directors, purchased 12,857,143 and 989,011 shares, respectively, of Series A preferred stock at $0.2333 per share in February 1999. In May 1999, Richard LeFurgy, one of our directors, purchased 35,545 shares of Series B-1 preferred stock at $4.22 per share, and in October 1999, the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 and the James R. Tolonen Grantor Retained Annuity Trust purchased 120,000 and 30,000 shares, respectively, of Series B-1 preferred stock at $4.22 per share. In addition, entities associated with Worldview Technology Partners and Walden Media & Information Technology Fund, L.P., purchased 1,540,284 and 1,220,378 shares, respectively, of Series B-1 preferred stock at $4.22 per share in May 1999. In December 1999, these same individuals and entities purchased shares of Series C preferred stock at $10.00 per share in the following amounts: 700,000 shares by Mr. Anderson; 50,000 shares by Mr. Jung and 10,000 by the Jung-Murdock Children's Trust U/A 11/23/93, Susan Murdock TTEE, a trust for the benefit of Mr. Jung's children; 3,400 shares by Mr LeFurgy; 117,800 shares by entities associated with Walden Media & Information Technology Fund, L.P.; and 148,700 shares by entities associated with Worldview Technology Partners. Michael Orsak, one of our directors, is a general partner of Worldview Technology Partners and Richard LeFurgy is a member of Walden Media, L.L.C., the general partner of Walden Media & Information Technology Fund, L.P., and each may be deemed to own beneficially the shares held by the entities with whom they are associated.

  Loan to Christopher Anderson. In February 1999, we loaned an aggregate of $2.0 million to Mr. Anderson, our Chairman of the Board and one of our directors, in connection with his purchase of 12,857,143 shares of our Series A preferred stock. The loan was secured by a full recourse promissory note and a stock pledge agreement. The note accrued interest at a rate of 4.57% per year and was due and payable with respect to $1.0 million of principal, plus interest, on or before March 1, 1999 and with respect to the remaining $1.0 million of principal, and any remaining interest, on or before April 1, 1999. The note has been repaid in full.

  Sale of Common Stock and Loan to Mark Jung. In February 1999, we loaned an aggregate of $92,300 to Mark Jung, our President and Chief Executive Officer and one of our directors, in connection with his purchase of 1,978,021 shares of our common stock at $0.04667 per share. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrues interest at a rate of 4.64% per year, payable annually, and is due and payable on or before February 1, 2003. We are forgiving the principal and accrued interest ratably over a 48-month period that began on December 1998. In the event that Mr. Jung's employment with us is terminated for any reason, then all remaining unpaid principal and interest will become due and payable within 90 days after termination, unless we agree to a longer period.

  Sale of Preferred Stock and Loan to Trusts Associated with James Tolonen. In October 1999, we loaned an aggregate of $333,000 to the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 in connection with its purchase of 120,000 shares of our Series B-1 preferred stock at $4.22 per share. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrues interest at a rate of 5.86% per year, payable annually, and is due and payable in full on or before October 20, 2003. We will forgive the principal and accrued interest ratably over a 48-month period that began in October 1999. At this time, the James R. Tolonen 1999 Grantor Retained Annuity Trust also purchased 30,000 shares of our Series B-1 preferred stock.

  Sale of Common Stock and Loan to James Tolonen. In November 1999, we loaned an aggregate of $600,000 to Mr. Tolonen, our Chief Financial Officer and Chief Operating Officer and one of our directors, in connection with his purchase of 350,000 shares of our common stock at $2.00 per share. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrues interest at a rate of 6.08% per year, payable annually, and is due and payable in full on or before November 30, 2003. At this time, Mr. Tolonen purchased another 50,000 shares of our common stock pursuant to an option exercise.

  The promissory notes for Mr. Jung and the trust associated with Mr. Tolonen provide that all remaining unpaid principal and interest will become due and payable if the borrower's position as a director or officer is terminated.

Director Compensation

  Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending board and board committee meetings.

  Each eligible director who is not our employee and who is or becomes a member of our board on or after the effective date of the registration statement, of which this prospectus forms a part, will be granted an option to purchase 20,000 shares of common stock under our 2000 Equity Incentive Plan, unless that director has previously received an option grant in that amount before the effective date. Immediately following each annual meeting of our stockholders, each eligible director will automatically be granted an additional option to purchase 5,000 shares under the plan if the director has served continuously as a member of the board for at least one year. The options will have ten-year terms and will terminate three months following the date the director ceases to be one of our directors or consultants, 12 months if the termination is due to death or disability, or one month if the termination is for cause. All options granted under the plan will vest over four years from the date of grant, with 25% of the shares vesting on the first anniversary of the date of grant and the remainder vesting ratably over a 36-month period thereafter.

Executive Compensation

  The following table presents compensation information for 1999 with regard to compensation paid to or accrued for our chief executive officer and each of our four other most highly compensated executive officers. None of our officers was compensated in 1998. The restricted stock value is calculated based upon a $0.04667 per share purchase price and assumes that the estimated fair market value on the date of grant is equal to the initial public offering price of $11.00 per share. On December 31, 1999, Mr. Jung held 1,978,021 shares of our common stock pursuant to a restricted stock award of $21,665,917 subject to our right to repurchase these shares upon termination of his employment. Our repurchase right expires ratably over a 48-month period that began in December 1998. If declared by the board, dividends will be paid on Mr. Jung's restricted stock.

                           Summary Compensation Table

                                            Long-Term Compensation
                                                    Awards
                                            ----------------------
                                Annual
                             Compensation
                           ----------------             Securities
    Name and Principal                      Restricted  Underlying  All Other
        Positions           Salary   Bonus  Stock Award  Options   Compensation
    ------------------     -------- ------- ----------- ---------- ------------
Mark A. Jung.............. $230,770 $    -- $21,665,917       --     $20,000
 President and Chief
  Executive Officer
Elizabeth G. Murphy.......  160,000  59,250          --  300,000          --
 Vice President, Sales and
  Marketing
Kenneth H. Keller.........  148,077      --          --  450,000      38,000
 Vice President,
  Engineering
Teresa M. Crummett........  119,616  22,500          --  198,000      48,500
 Vice President, Corporate
  Marketing and Product
  Management
Janette S. Chock..........  123,462      --          --  147,500       5,000
 Vice President,
  Controller and Chief
  Accounting Officer

  The amounts listed in the column captioned "All Other Compensation" represent payments made on our behalf by Imagine Media in January and February 1999. James Tolonen, our Chief Financial Officer and Chief Operating Officer, was hired in October 1999 and, had he been employed for the entire year, would have earned a salary of $225,000. Mr. Tolonen was granted two options to purchase an aggregate of 600,000 shares of common stock and trusts associated with Mr. Tolonen purchased an aggregate of 150,000 shares of Series B-1 preferred stock.

                             Option Grants in 1999

  The following table presents the grants of stock options under our 1999 Equity Incentive Plan during 1999 to our chief executive officer, our chief financial officer and each of our four other most highly compensated executive officers in 1999.

  Options granted under the 1999 Equity Incentive Plan are either incentive stock options or nonqualified stock options and generally become exercisable with respect to 25% of the shares subject to the option on the first anniversary of the date of grant and with respect to an additional 2.0833% of these shares each month thereafter, subject to acceleration in some instances upon certain changes in our control. Stock option grants in excess of 25,000 shares are generally immediately exercisable and subject to acceleration in some instances upon certain changes in our control or termination by us in certain circumstances. We have a right to repurchase these shares upon termination of the optionee's employment with us. This right generally lapses as to 25% of the shares subject to the option on the first anniversary of the date of grant and as to 2.083% of the shares each month thereafter. Options expire ten years from the date of grant. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board on the date of grant. As of December 31, 1999, we had granted to our employees options to purchase a total of 3,907,437 shares of common stock under the 1999 Equity Incentive Plan and an additional 550,000 shares of common stock outside the plan.

  The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon an initial public offering price of $11.00 per share, appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                                     Individual Grants
                         ------------------------------------------
                                                                    Potential Realizable Value
                                    Percent of                       at Assumed Annual Rates
                         Number of    Total                               of Stock Price
                         Securities  Options                               Appreciation
                         Underlying Granted to Exercise                  for Option Term
                          Options   Employees    Price   Expiration --------------------------
          Name            Granted    in 1999   Per Share    Date         5%           10%
          ----           ---------- ---------- --------- ---------- ------------ -------------
Mark A. Jung............       --        --%   $     --         --  $         -- $          --
Elizabeth G. Murphy.....  300,000      4.78     0.04667    3/15/09     5,361,351     8,545,349
Kenneth H. Keller.......  450,000      7.17     0.04667    3/15/09     8,042,027    12,818,024
Teresa M. Crummett......  198,000      3.16     0.04667    3/15/09     3,538,492     5,639,930
Janette S. Chock........   99,000      1.58     0.04667    2/24/09     1,769,246     2,819,965
                           13,500      0.22     0.04667    3/15/09       241,261       384,541
                           35,000      0.56     2.00       10/4/09       557,124       928,591
James R. Tolonen........  600,000      9.56     2.00      10/20/09     9,550,705    15,918,700

      Aggregated Option Exercises in 1999 and Values at December 31, 1999

  The following table presents the number of shares acquired and the value realized upon exercise of stock options for the year ended December 31, 1999 and the number of shares of common stock subject to "exercisable" and "unexercisable" stock options held as of December 31, 1999 by our chief executive officer, chief financial officer and each of our four other most highly compensated executive officers. All options were granted under our 1999 Equity Incentive Plan. Each of these options was immediately exercisable upon grant, but is subject to our right to repurchase the option shares at the exercise price upon termination of the optionee's employment. Our right to repurchase the shares lapses either (1) as to 25% of the shares subject to the option on the first anniversary of the date of grant and the remainder ratably over a 36-month period thereafter or (2) as to 12.5% of the shares subject to the option on the six month anniversary of the date of grant and the remainder ratably over a 42-month period thereafter. In the table below, the heading "exercisable" refers to shares as to which our right of repurchase has lapsed. The heading "unexercisable" refers to shares that we still have the right to repurchase upon termination of the optionee's employment. Also presented are values of "in-the-money" options, which represent the positive difference between the exercise price of each outstanding stock option and an initial public offering price of $11.00 per share.

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                          Number of                  Options at          In-the-Money Options at
                           Shares                 December 31, 1999         December 31, 1999
                         Acquired on  Value   ------------------------- -------------------------
          Name            Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
Mark A. Jung............      --       $ --         --           --     $      --    $      --
Elizabeth G. Murphy.....      --         --         --       300,000           --     3,285,999
Kenneth H. Keller.......      --         --     126,250      323,750     1,382,858    3,546,141
Teresa M. Crummett......      --         --      45,375      152,625       497,007    1,671,752
Janette S. Chock........      --         --      23,156      124,344       253,635    1,293,614
James R. Tolonen........      --         --      25,000      575,000       225,000    5,175,000

Benefit Plans

 1999 Equity Incentive Plan

  As of December 31, 1999, options to purchase 2,158,368 shares of common stock were outstanding under the 1999 Equity Incentive Plan and 2,394,369 shares of common stock remained available for issuance upon the exercise of options that may be granted in the future. The options that were outstanding as of that date had a weighted average exercise price of $2.03 per share. This plan will terminate upon this offering and no options will be granted under this plan after this offering. However, termination will not affect any outstanding options, all of which will remain outstanding until exercise or until they terminate or expire by their terms. Options granted under this plan are subject to terms substantially similar to those described below with respect to options granted under the 2000 Equity Incentive Plan.

 2000 Equity Incentive Plan

  On February 22, 2000, the Board adopted the 2000 Equity Incentive Plan and reserved 5,000,000 shares of common stock to be issued under this plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 5% of our outstanding shares of capital stock on December 31 of the preceding year, provided that no more than 30,000,000 shares shall be issued as incentive stock options.

  The following shares will be available for grant and issuance under the equity incentive plan:

  . shares under the 2000 Equity Incentive Plan not issued or subject to outstanding grants on the date of this prospectus;

  . shares that are subject to issuance upon exercise of an option granted under the equity incentive plan that cease to be subject to the option for any reason other than exercise of the option including by the expiration of the option or the option's becoming unexercisable for any reason without having been exercised in full;

  . shares that have been issued upon the exercise of an option granted under the equity incentive plan that are subsequently forfeited, or repurchased by us at the original purchase price;

  . shares that are subject to an award granted pursuant to a restricted stock purchase agreement under the equity incentive plan that are subsequently forfeited, or repurchased by us at the original issue price; or

  . shares that are subject to stock bonuses granted under the equity incentive plan that terminate without shares being issued.

  This plan will become effective on the consummation of this offering and will terminate on February 21, 2010, unless it is terminated earlier by our board. The plan authorizes the award of options, restricted stock awards and stock bonuses. No person will be eligible to receive more than 1,500,000 shares in any calendar year under the plan other than a new employee. A new employee will be eligible to receive no more than 3,000,000 shares in the calendar year in which the employee commences employment.

  The plan will be administered by our compensation committee, all of the members of which are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret the plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Also, non-employee directors are entitled to receive automatic annual grants of options to purchase shares of our common stock, as described under "Management--Director Compensation."

  The plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of our parent or subsidiary, if any. All awards other than incentive stock options may be granted to employees, officers, directors, consultants, independent contractors and advisors of ours or our parent or subsidiary, if any, provided that, in the case of the consultants, independent contractors and advisors, they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of non-qualified stock options must be at least equal to 85% of the fair market value of our common stock on the date of grant.

  Options may be exercisable only as they vest or may be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options and the shares issued pursuant to immediately exercisable options will vest over a four-year period. The maximum term of options granted under the plan is ten years.

  Awards granted under the plan may not be transferred in any manner other than by will or by the laws of descent and distribution. They may be exercised during the lifetime of the optionee only by the optionee. The compensation committee could determine otherwise and provide for these provisions in the award agreement, but only with respect to awards that are not incentive stock options. Options granted under the plan generally may be exercised for a period of time after the termination of the optionee's service to us or to our parent or subsidiary, if any. Options will generally terminate one month after termination of employment for cause.

  The purchase price for restricted stock will be determined by our compensation committee. Stock bonuses may be issued for past services or may be awarded upon the completion of certain services or performance goals.

  If we are dissolved or liquidated or have a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation, if any. In the discretion of the compensation committee, the vesting of these awards may accelerate upon one of these transactions.

 2000 Employee Stock Purchase Plan

  On February 22, 2000, the board adopted the 2000 Employee Stock Purchase Plan and reserved 500,000 shares of common stock under this plan. The plan will become effective on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1% of our outstanding shares on December 31 of the preceding year. The aggregate number of shares reserved for issuance under the plan may not exceed 5,000,000 shares. The plan will be administered by our compensation committee, which will have the authority to construe and interpret the plan.

  Employees generally will be eligible to participate in the plan if:

  .  they are employed before the beginning of an offering period;

  . they are customarily employed by us, or our parent or any subsidiaries that we designate, for more than 20 hours per week and more than five months in a calendar year; and

  . are not, and would not become as a result of being granted an option under the plan, 5% stockholders of us or our designated parent or subsidiaries.

  Under the plan, eligible employees will be permitted to acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 10% of their compensation, subject to maximum purchase limitations. Participation in the plan will end automatically upon termination of employment for any reason.

  Each offering period under the plan will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. Additional offering periods and purchase periods will begin on May 1 and November 1 of each year. Because the first day on which price quotations for our common stock may be available on the Nasdaq National Market may not be May 1 or November 1, the length of the first offering period will be more than two years, and the length of the first purchase period may be more than six months.

  The plan will provide that, in the event of our proposed dissolution or liquidation, each offering period that commenced prior to the closing of the proposed event will continue for the duration of the offering period, provided that the compensation committee may fix a different date for termination of the plan. The purchase price for our common stock purchased under the plan is 85% of the lesser of the fair market value of our common stock on the first or last day of the applicable offering period. The compensation committee will have the power to change the offering dates, purchase dates and duration of offering periods or purchase periods without stockholder approval, if the change is announced prior to the relevant offering period, or prior to such other time period as is specified by the compensation committee.

  The plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code. Rights granted under the plan will not be transferable by a participant other than by will or the laws of descent and distribution.

  The plan will terminate in February 21, 2010, unless it is terminated earlier under its terms. The board will have the authority to amend, terminate or extend the term of the plan, except that no action may adversely affect any outstanding options previously granted under the plan. Except for the automatic annual increase of shares described above, stockholder approval is required to increase the number of shares that may be issued or to change the terms of eligibility under the plan. The board may make amendments to the plan as it determines to be advisable if the financial accounting treatment for the plan is different from the financial accounting treatment in effect on the date the plan was adopted by the board.

 401(k) Plan

  We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees are generally eligible to participate and may enter the plan as of the first day of the month coinciding with or next following the date on which the employee met the requirements. Participants may make pre-tax contributions to the plan of up to 20% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. Contributions to the plan by the participants or by us, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant and company contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

        Employment Arrangements, Termination of Employment Arrangements
                       and Change of Control Arrangements

  Mark Jung's offer letter, dated February 1, 1999, provides for an initial annual salary of $250,000 commencing on February 1, 1999. Pursuant to the offer letter, Mr. Jung purchased 1,978,021 shares of our common stock at $0.04667 per share. The shares purchased by him are subject to our right to repurchase these shares upon termination of his employment. Our right to repurchase his shares at the original price upon his termination lapses ratably over a 48-month period that began in December 1998. The repurchase right will expire as to half of the shares of common stock subject to repurchase if Mr. Jung is terminated by us without cause or if he terminates his employment under some circumstances. In connection with this stock purchase, we agreed to loan Mr. Jung the entire purchase price. See "Management--Compensation Committee Interlocks and Insider Participation."

  James Tolonen's offer letter, dated October 18, 1999, provides for an initial annual salary of $225,000 commencing on October 1, 1999. Pursuant to the offer letter, the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 and the James R. Tolonen Grantor Retained Annuity Trust purchased 120,000 and 30,000 shares, respectively, of our Series B-1 preferred stock at a purchase price of $4.22 per share. In connection with this stock purchase, we loaned the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 $333,000, pursuant to a full recourse promissory note representing part of the purchase price for its shares. The principal amount of the loan is due on October 20, 2003 or earlier in the event of Mr. Tolonen's termination for cause or if he terminates his employment under some circumstances, and bears interest at the rate of 5.86% per year. Mr. Tolonen's offer letter provides that the note and any accrued interest will be forgiven in full if he is terminated without cause or if he terminates his employment under some circumstances. See "Management-- Compensation Committee Interlocks and Insider Participation." Pursuant to the offer letter, Mr. Tolonen was granted options to purchase 600,000 shares of our common stock at an exercise price of $2.00 per share, of which 50,000 shares were granted under the 1999 Equity Incentive Plan and 550,000 shares were granted outside the 1999 Equity Incentive Plan, which upon exercise will be subject to our right to repurchase all of the shares of common stock for which our repurchase right has not lapsed upon termination of his employment. In November 1999, he exercised options to purchase 400,000 shares of our common stock at an exercise price of $2.00 per share. Our right to repurchase these shares lapses ratably over a 48-month period that began in October 1999. In addition, our repurchase right lapses as to 75,000 shares of common stock if Mr. Tolonen is terminated by us without cause or if he terminates his employment under some circumstances, unless termination happens 60 days before, or within one year after, we are acquired or merge with another company, in which case our right to repurchase these shares lapses as to 150,000 shares.

  Janette Chock's offer letter, dated January 18, 1999, provides for an initial annual salary of $120,000 commencing on February 1, 1999. Pursuant to the offer letter, Ms. Chock purchased 99,000 shares of our common stock at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of her employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our right to repurchase her shares at the original price upon termination lapsed as to 12,375 shares on August 1, 1999 and lapses as to approximately 2,062 shares each month thereafter.

  Teresa Crummett's offer letter, dated March 15, 1999, provides for an initial annual salary of $140,000 commencing on March 15, 1999, and an incentive bonus of up to $7,500 per quarter commencing in the quarter ended June 30, 1999. Pursuant to the offer letter, Ms. Crummett purchased 198,000 shares of our common stock at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of her employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our right to repurchase her shares lapsed as to 24,750 shares on July 1, 1999 and lapses as to 4,125 shares each month thereafter.

  Kenneth Keller's offer letter, dated March 15, 1999, provides for an initial annual salary of $175,000 commencing on March 15, 1999. Pursuant to the offer letter, Mr. Keller purchased 450,000 shares of our common stock at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of his employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our right to repurchase his shares lapsed as to 28,125 shares on March 22, 1999 and lapses as to approximately 9,375 shares each month thereafter. The repurchase right will expire as to 112,500 shares of the common stock subject to repurchase if Mr. Keller is terminated by us without cause or if he terminates his employment under some circumstances.

  Elizabeth Murphy's offer letter, dated March 4, 1999, provides for an initial annual salary of $200,000 commencing on March 17, 1999 and an incentive bonus of up to $75,000, of which $36,500 is guaranteed in the first year of her employment. In addition, her offer letter provides that we will pay her $100,000 if she is terminated by us without cause, or if she terminates her employment under some circumstances. Pursuant to the offer letter, Ms. Murphy purchased 300,000 shares of our common stock, of which 75,000 shares will vest on March 15, 2000 and the remainder will vest ratably over a 36-month period thereafter, at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of her employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our repurchase right will expire as to 75,000 shares of the common stock subject to repurchase if Ms. Murphy is terminated by us without cause or if she terminates her employment under some circumstances.

  Unless otherwise stated above, if we merge with or are acquired by another company and the surviving company does not assume the employment contracts between our executive officers and us, our executive officers may terminate their employment at their own election and our repurchase right will expire as to 25% of the number of shares purchased pursuant to the offer letter.

Limitation of Liability and Indemnification

  Our amended and restated certificate of incorporation to be filed upon the closing of this offering includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as a director, except liability for:

  .  any breach of the director's duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful dividends and stock repurchases or redemptions under section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

  Our bylaws, as amended, provide that:

  . we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law or any other applicable law, subject to very limited exceptions;

  . we may indemnify our other employees and agents to the same extent that we indemnify our directors and executive officers, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

  Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

  We have liability insurance for our directors and officers and intend to obtain a rider to extend that coverage for public securities matters.

                           RELATED PARTY TRANSACTIONS

  Other than the employment agreements described in "Management," and the transactions described below, since we were formed there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  .  in which the amount involved exceeds or will exceed $60,000, and

  . in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Securities

   Christopher Anderson. On February 1, 1999, we sold 12,857,143 shares our Series A preferred stock to Christopher Anderson, our Chairman of the Board and a director, at a purchase price of $0.2333 per share. On December 20, 1999, we sold 700,000 shares of Series C preferred stock to Mr. Anderson at a purchase price of $10.00 per share. Mr. Anderson is the President and a director of Imagine Media.

   Imagine Media. On February 1, 1999, we issued to Imagine Media 989,011 shares of Series A preferred stock and 7,500,000 shares of Series B preferred stock in exchange for certain of its assets. In connection with this issuance of Series B preferred stock, we entered into a Services and Support Agreement with Imagine Media dated as of January 1999. This agreement was intended to assist us in our organizational and start-up phases by providing support services to us and by permitting us to occupy space in Imagine Media's premises. The agreement terminated on October 1, 1999. Imagine Media's shares of Series B preferred stock were converted to 414,691 shares of Series B-1 preferred stock on May 11, 1999 for no additional consideration. On June 14, 1999, we sold 260,664 shares of Series B-1 preferred stock to Imagine Media at a purchase price of $4.22 per share. On December 20, 1999, we sold 100,000 shares of Series C preferred stock to Imagine Media at a purchase price of $10.00 per share.

   Mark Jung. On February 1, 1999, we sold 989,011 shares our Series A preferred stock to Mark Jung, our President and Chief Executive Officer and one of our directors, at a purchase price of $0.2333 per share. Mr. Jung also purchased 1,978,021 shares of common stock from us at a purchase price of $0.04667 per share on February 1, 1999. On December 20, 1999, we sold 50,000 and 10,000 shares of Series C preferred stock to Mr. Jung and the Jung-Murdock Children's Trust U/A 11/23/93 at a purchase price of $10.00 per share.

   Michael Orsak. On May 11, 1999, we sold an aggregate of 1,540,284 shares of Series B-1 preferred stock to entities associated with Worldview Technology Partners at a purchase price of $4.22 per share. On December 20, 1999, we sold 148,700 shares of Series C preferred stock to entities associated with Worldview Technology Partners at a purchase price of $10.00 per share.
Mr. Orsak, one of our directors, is a general partner of Worldview Technology Partners and its affiliated entities.

   Richard LeFurgy. On April 23, 1999, we sold 108,000 shares of common stock to Richard LeFurgy, one of our directors, at a purchase price of $0.0467 per share. Mr. LeFurgy also purchased 35,545 shares of Series B-1 preferred stock from us at a purchase price of $4.22 per share on May 11, 1999. On December 20, 1999, he purchased 3,400 shares of our Series C preferred stock at a purchase price of $10.00 per share.

   On May 11, 1999, we sold an aggregate of 1,220,378 shares of Series B-1 preferred stock to entities associated with the Walden Media & Information Technology Fund at a purchase price of $4.22 per share. On December 20, 1999, we sold 117,800 shares of Series C preferred stock to entities associated with the Walden Media & Information Technology Fund at a purchase price of

$10.00 per share. Mr. LeFurgy is a member of Walden Media, L.L.C., the general partner of the Walden Media & Information Technology Fund and its affiliated entities.

   Kenneth Keller. On March 15, 1999, we sold 150,000 shares of Series A preferred stock to Kenneth Keller, our Vice President, Engineering, at a purchase price of $0.2333 per share. On December 20, 1999, we sold 14,500 shares of Series C preferred stock to Mr. Keller at a purchase price of $10.00 per share.

   Trusts Associated with James Tolonen. On October 22, 1999, we sold 120,000 and 30,000 shares of Series B-1 preferred stock to the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 and the James R. Tolonen Grantor Retained Annuity Trust, respectively, at a purchase price of $4.22 per share. Mr. Tolonen, our Chief Financial Officer and Chief Operating Officer and one of our directors, is a trustee of both these trusts.

Indemnification

  We have entered into an indemnification agreement with Richard LeFurgy. Under that agreement, we will indemnify Mr. LeFurgy for liabilities incurred by him in connection with the possible recruitment of employees or consultants from a particular company.

  We intend to enter into indemnification agreements with each of our executive officers and directors. Those indemnification agreements will require us to indemnify our officers and directors to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Indemnification of Directors and Executive Officers and Limitation of Liability."

Registration Rights

  Holders of our preferred stock are entitled to registration rights with respect to the shares of common stock that they will hold following this offering. See "Description of Capital Stock--Registration Rights."

Loans to and other Arrangements with Officers and Directors

   Loan to Christopher Anderson. We loaned $2.0 million to Christopher Anderson, our Chairman of the Board and one of our directors, in connection with his purchase of shares of our Series A preferred stock.

   Loan to Mark Jung. We loaned $92,300 to Mark Jung, our President and Chief Executive Officer, in connection with his purchase of our common stock.

   Loan to James Tolonen. We loaned $600,000 to James Tolonen, our Chief Financial Officer, Chief Operating Officer and director, in connection with his purchase of 350,000 shares of our common stock.

   Loan to Trust Associated with James Tolonen. We loaned $333,000 to the James
R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 in connection with its purchase of our Series B-1 preferred stock.

  Please refer to "Management--Compensation Committee Interlocks and Insider Participation" for a description of the loans to Messrs. Anderson, Jung and Tolonen and the trust associated with Mr. Tolonen, and "Management--Employment Arrangements, Termination of Employment Arrangements and Change of Control Arrangements" for a description of stock option grants to officers and directors.

  We believe that all transactions between us and our officers, directors, principal stockholders and other affiliates have been and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

  The following table presents information as to the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of the common stock in this offering by

  . each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  .  each of our directors;

  .  each executive officer listed in the Summary Compensation Table above;
     and

  .  all directors and executive officers as a group.

                                                                             Percentage of Shares
                                                                              Beneficially Owned
                                                                             ------------------------
                                                           Number of Shares  Prior to      After the
                Name of Beneficial Owner                  Beneficially Owned Offering       Offering
                ------------------------                  ------------------ ----------    ----------
Christopher Anderson(1).................................      15,321,509             49.2%         41.0%
Mark A. Jung(2).........................................       3,027,032              9.7           8.1
Imagine Media, Inc.(3)
 150 North Hill Drive
 Brisbane, California 94005.............................       1,764,366              5.7           4.7
Michael Orsak(4)
 Worldview Technology Partners entities
 435 Tasso Street, Suite 120
 Palo Alto, California 94301............................       1,688,984              5.4           4.5
Weiss Peck & Greer Venture Partners entities(5)
 555 California Street, Suite 3130
 San Francisco, California 94104
 Attn: Christopher J. Schaepe...........................       1,688,983              5.4           4.5
Richard A. LeFurgy(6)
 Walden Media & Information Technology Fund, L.P.
 entities
 750 Battery St., 7th Floor
 San Francisco, California 94111........................       1,485,123              4.8           4.0
James R. Tolonen(7).....................................         750,000              2.4           2.0
Kenneth H. Keller(8)....................................         574,504              1.8           1.5
Elizabeth G. Murphy(9)..................................         300,000                *             *
Teresa M. Crummett(10)..................................         198,000                *             *
Robert H. Reid(11)......................................         150,000                *             *
Janette S. Chock(12)....................................         147,500                *             *
All 12 directors and executive officers as a group(13)..      23,442,652             75.4%         62.9%

--------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Based on information provided to us by Mr. Anderson and Imagine Media, Inc. indicating that Mr. Anderson has sole voting and dispositive power with respect to 13,557,143 shares and shares voting and dispositive power with respect to 1,764,366 shares held by Imagine Media, Inc. described in footnote 3. Mr. Anderson disclaims beneficial ownership with respect to the shares held by Imagine Media, Inc.

 (2) Includes 10,000 shares of common stock held by the Jung-Murdock Children's Trust U/A 11/23/93, Susan Murdock TTEE. Mr. Jung disclaims beneficial ownership with respect to the shares held by the Jung-Murdock Children's Trust. Includes 1,401,098 shares of common stock subject to our repurchase right within 60 days of December 31, 1999.

 (3) Mr. Anderson, one of our directors, is the President and a director of Imagine Media, Inc. Based on information provided to us by Mr. Anderson and Imagine Media, Inc., Mr. Anderson shares voting and dispositive power with respect to the shares held by Imagine Media, Inc. Mr. Anderson disclaims beneficial ownership with respect to the shares held by Imagine Media, Inc.

 (4) Represents 1,252,425 shares held by Worldview Technology Partners II, L.P., 383,395 shares held by Worldview Technology International II, L.P. and 53,164 shares held by Worldview Strategic Partners II, L.P. Mr. Orsak is a general partner of the Worldview Technology Partner entities. Mr. Orsak disclaims beneficial ownership of shares held by the Worldview Technology Partner entities except to the extent of his pecuniary interest in this venture capital firm.

 (5) Represents 1,163,600 shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., 11,829 shares held by Weiss, Peck & Greer Venture Associates V-A, L.L.C., 253,687 shares held by Weiss, Peck & Greer Venture Associates V

     Cayman, L.P. and 259,867 shares held by Discovery Ventures III, LLC. Christopher J. Schaepe is a managing member of WPG VC Fund Adviser II, L.L.C., the fund investment advisory member of Weiss, Peck & Greer Venture Associates V, L.L.C. and Weiss, Peck & Greer Venture Associates V-A, L.L.C., and the fund investment advisory partner of Weiss, Peck & Greer Venture Associates V Cayman, L.P. Mr. Schaepe shares voting and dispositive power with respect to the shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., Weiss, Peck & Greer Venture Associates V-A, L.L.C. and Weiss, Peck & Greer Venture Associates V Cayman, L.P. Based on information provided to us by Weiss, Peck & Greer, L.L.C., Weiss, Peck & Greer, L.L.C. is a member of Discovery III Management, LLC, the fund investment advisory member of Discovery Ventures III, LLC, and is a class A non-managing member of WPG VC Fund Adviser II, L.L.C. Weiss, Peck & Greer, L.L.C. and Mr. Schaepe disclaim beneficial ownership with respect to the shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., Weiss, Peck & Greer Venture Associates V-A, L.L.C., Weiss, Peck & Greer Venture Associates V Cayman, L.P. and Discovery Ventures III, LLC, except to the extent of their pecuniary interests in these entities.

 (6) Includes 26,007 shares held by Infotech Ventures Ltd., 26,007 shares held by Walden EDB Partners, L.P., 11,848 shares held by Walden Japan Partners, L.P. and 1,274,316 shares held by Walden Media & Information Technology Fund, L.P. Mr. LeFurgy, one of our directors, is a member of Walden Media, L.L.C., the general partner of Walden Media & Information Technology Fund, L.P., and an affiliate of Walden Japan Partners, L.P., Walden EDB Partners, L.P. and Infotech Ventures Ltd. Mr. LeFurgy disclaims beneficial ownership of the shares held by Walden Media & Technology Fund, L.P., Walden Japan Partners, L.P., Walden EDB Partners, L.P. and Infotech Ventures Ltd., except to the extent of his proportionate ownership therein. Includes 85,500 shares of common stock subject to our repurchase right within 60 days of December 31, 1999.

 (7) Includes 120,000 shares of common stock held by the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96, Ginger and James Tolonen trustees, and 30,000 shares of common stock held by James R. Tolonen, trustee of the James R. Tolonen 1999 Grantor Retained Annuity Trust. Includes 550,000 shares of common stock subject to our repurchase right within 60 days of December 31, 1999, 200,000 shares of which are issuable upon exercise of options exercisable within 60 days of December 31, 1999.

 (8) Includes 20,000 shares held by the Shane M. Keller 1990 Trust and 20,000 shares held by the Samantha J. Keller 1991 Trust. Includes 323,750 shares of common stock subject to our repurchase right within 60 days of December 31, 1999.

 (9) Includes 300,000 shares of common stock subject to our repurchase right within 60 days of December 31, 1999, of which 15,000 shares are held by C.J. Allan Murphy, as custodian for Charles James Murphy under UTMA and 15,000 shares are held by C.J. Allan Murphy, as custodian for Parker Elisabeth Murphy under UTMA.

(10) Includes 144,375 shares of common stock subject to our repurchase right within 60 days of December 31, 1999.

(11) Includes 115,625 shares of common stock subject to our repurchase right within 60 days of December 31, 1999.

(12) Includes 119,656 shares of common stock subject to our repurchase right within 60 days of December 31, 1999.

(13) Includes 3,040,004 shares of common stock subject to our repurchase right within 60 days of December 31, 1999 and 200,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 1999.

  The percentage of shares beneficially owned prior to the offering is based on 31,145,442 shares of common stock outstanding as of December 31, 1999 after giving effect to the issuance of 150,000 shares of Series C preferred stock in January 2000, assuming that all outstanding preferred stock has been converted into common stock. The percentage of shares beneficially owned after this offering is based on a denominator that includes the 6,250,000 shares of common stock being offered but does not include the shares which are subject to the underwriters' over-allotment option. Percentage ownership figures after the offering do not include shares that may be purchased by each person in this offering.

  Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated above, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated above, the address for each listed stockholder is c/o Snowball.com, Inc., 250 Executive Park Boulevard, Suite 4000, San Francisco, California 94134.

                          DESCRIPTION OF CAPITAL STOCK

  Immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 1999, and assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were outstanding 30,995,442 shares of common stock held of record by approximately 110 stockholders, options to purchase 2,358,368 shares of common stock and warrants to purchase 322,688 shares of common stock.

  We are incorporated in the state of Delaware. Following the closing of this offering, we intend to amend and restate our certificate of incorporation. Our amended and restated certificate of incorporation, restated bylaws and investors' rights agreement, described below, are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

  Status. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

  Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board may from time to time determine.

  Voting Rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  No preemptive or similar rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

  Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of Snowball, the assets legally available for distribution to stockholders would be distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

  Upon the closing of this offering, the outstanding shares of preferred stock, including 150,000 shares of Series C preferred stock issued in January 2000, will be converted into 25,559,895 shares of common stock. See note 8 of our Notes to Consolidated Financial Statements for a description of this preferred stock.

  Following this offering, we will be authorized, subject to the limits imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

  The board may authorize the issuance of preferred stock with voting, dividend, liquidation or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Snowball and might adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

  As of December 31, 1999, we had outstanding the following warrants to purchase our stock:

                              Total number
                               of shares   Exercise
                               subject to    price
         Type of stock          Warrants   per share      Expiration date
   -------------------------- ------------ --------- -------------------------
   Series B-1 preferred stock   154,804     $8.44    November 8, 2002

   Series B-1 preferred stock   115,192      8.44    180 days following this
                                                     offering

   Series B-1 preferred stock    31,595      3.165   Upon consummation of this
                                                     offering

   Series B-1 preferred stock    21,097      7.11    Upon consummation of this
                                                     offering

  After the closing of this offering, the warrants that survive the consummation of the offering will become exercisable for a like number of shares of common stock.

Registration Rights

  The holders of approximately 25,559,895 shares of common stock will have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

 Right to demand registration

  At any time more than six months after this offering, these stockholders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be so included in a registration statement.

  Who may make a demand. The holders of at least 30% of the shares with registration rights have the right to demand that we file a registration statement on a form other than Form S-3 covering at least a majority of the shares with registration rights (or a lesser amount if the offering price exceeds $10,000,000 (net of underwriting discounts and commissions)). If we are eligible to file a registration statement on Form S-3, the holders with the registration rights above also have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration exceeds $10,000,000.

  Number of times holders can make demands. We will not be required to file more than two registration statements on a form other than Form S-3. If we are eligible to file a registration statement on Form S-3, we are not required to file more than two registration statements during any 12-month period.

  Postponement. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us or our stockholders.

 Piggyback registration rights

  If we register any securities for public sale, the stockholders with registration rights above, as well as the holders of any shares issued upon exercise of outstanding warrants to purchase 269,996 shares of our Series B-1 preferred stock, will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be so included in a registration statement.

 Expenses of registration

  We will pay all of the expenses (other than underwriting discounts and commissions) relating to any demand or piggyback registration. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

 Expiration of registration rights

  The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder if that holder can resell all of its securities in a 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

  The provisions of Delaware law, our amended and restated certificate of incorporation to be filed upon the closing of this offering, and our bylaws, as amended, described below may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

 Delaware Law

  We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations from engaging, under limited circumstances, in a "business combination," with an "interested stockholder" for a period of three years following the date the person became an interested stockholder unless:

  . the board approves either the business combination or the transaction that resulted in the stockholder becoming an interested director prior to the date the "interested stockholder" attained that status;

  . upon the closing of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to the date, the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  A "business combination" generally includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

  A Delaware corporation may "opt out" of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares.

However, we have not "opted out" of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, might discourage attempts to acquire us.

 Charter and Bylaw Provisions

  Our amended and restated certificate of incorporation to be filed upon the closing of this offering will provide for a classified board divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. The affirmative vote of at least 66 2/3% of all classes of voting stock is required to remove any director. For more information on the classification of our board, please see "Management-- Board of Directors and Committees." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Our bylaws, as amended, provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before the meeting. Our stockholders may not take any action by written consent. Our certificate of incorporation, as we intend to amend it, provides that our board of directors may issue preferred stock with voting or other rights without stockholder action. Our bylaws and amended and restated certificate of incorporation to be filed upon the closing of this offering, provide that special meetings of the stockholders may only be called by our board, the chairman of our board, our chief executive officer or our president.

  Our bylaws, as amended, provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Indemnification of Directors and Executive Officers and Limitation of Liability

  Our amended and restated certificate of incorporation to be filed upon the closing of this offering, limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We intend to enter into separate indemnification agreements with our directors and executive officers that provide them indemnification protection in the event the certificate of incorporation is subsequently amended.

  Our amended and restated certificate of incorporation to be filed upon the closing of this offering and bylaws provide that we will indemnify our directors and executive officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. The address of our transfer agent and registrar is 85 Challenger Road, Ridgefield Park, New Jersey 07660.

Listing

  Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "SNOW".

                        SHARES AVAILABLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering due to limited contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse or are released could adversely affect the prevailing market price and our ability to raise equity capital in the future.

  Upon completion of this offering, based on shares outstanding as of December 31, 1999 and giving effect to the issuance of 150,000 shares of Series C preferred stock in January 2000, we will have outstanding 37,395,442 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the shares sold in this offering plus any shares issued upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors and 10% stockholders. The remaining shares will become eligible for public sale as follows:

 Number of
   Shares                                   Date
 ---------                                  ----
 21,182,467 After 180 days from the date of this prospectus, the 180 day lock-
            up terminates and these shares are saleable under Rule 144 (subject in some cases to volume limitations) or Rule 144(k)
  1,654,464 After 180 days from the date of this prospectus, the 180 day lock-
            up is released and these shares are saleable under Rule 701
            (subject in some cases to a right of repurchase)
  8,308,511 After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144

Lock-Up Agreements

  All of our officers and directors and substantially all of our stockholders have signed lock-up agreements under which they have agreed not to sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

  Goldman, Sachs & Co. may choose to release some of these shares from these restrictions prior to the expiration of this 180-day period, though it has no current intention to do so.

Rule 144

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 373,954 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

Rule 701

  Any of our employees, officers, directors or consultants who purchased his or her shares under a written compensatory plan or contract may be entitled to sell his or her shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Registration Rights

  Upon completion of this offering and assuming all warrants to purchase shares of Series B-1 preferred stock are exercised, the holders of 25,882,583 shares of common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a discussion of these rights please see "Description of Capital Stock-- Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

  As of December 31, 1999, options to purchase 2,358,368 shares of common stock were issued and outstanding. Upon the expiration of the lock-up agreements described above, at least 941,585 shares of common stock will be subject to vested options, based on options outstanding as of December 31, 1999. Immediately after this offering, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Warrants

  As of December 31, 1999, we had outstanding warrants to purchase 322,688 shares of common stock. When these warrants are exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. However, each of these warrants contains "net exercise provisions." These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. If the warrant had been held for at least one year, the shares of common stock could be publicly sold under Rule 144. After the lock-up agreements described above expire, these warrants will have expired or have been exercised.

                                  UNDERWRITING

  Snowball and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Chase Securities Inc. and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Goldman, Sachs & Co. .......................................    2,646,000
   Chase Securities Inc. ......................................    1,321,000
   FleetBoston Robertson Stephens Inc. ........................    1,321,000
   Credit Suisse First Boston Corporation......................      117,000
   Edward D. Jones & Co., L.P. ................................      117,000
   Salomon Smith Barney Inc. ..................................      117,000
   Soundview Technology Group, Inc. ...........................      117,000
   Thomas Weisel Partners LLC..................................      117,000
   U.S. Bancorp Piper Jaffray Inc. ............................      117,000
   Pacific Crest Securities....................................       65,000
   Raymond James & Associates, Inc.............................       65,000
   Tucker Anthony Cleary Gull..................................       65,000
   W.R. Hambrecht & Co. .......................................       65,000
                                                                   ---------
     Total.....................................................    6,250,000
                                                                   =========

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 937,500 shares from Snowball to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Snowball. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                Paid by Snowball
                                ----------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share............................................. $     0.77   $     0.77
Total................................................. $4,812,500   $5,534,375

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.43 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

  Snowball and its officers, directors and substantially all of its securityholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

  Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among Snowball and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Snowball's historical performance, estimates of Snowball's business potential and earnings prospects, an assessment of Snowball's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Snowball's common stock is listed on the Nasdaq National Market under the symbol "SNOW".

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-sale covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  A prospectus in electronic format will be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other distributions.

  The underwriters do not expect sales to discretionary accounts to exceed nine percent of the total number of shares offered.

  At our request, the underwriters have reserved up to 549,400 shares of common stock for sale at the initial public offering price to directors, officers, friends and family members of employees, and other friends of Snowball, through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. There can be no assurance that any of the reserved shares will be so purchased. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

  Snowball estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,300,000.

  Snowball has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon certain legal matters in connection with this offering for the underwriters. An investment fund associated with Fenwick & West LLP owns 12,948 shares of our common stock.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  J.W. Hunt and Company, LLP, independent auditors, have audited the financial statements of Ameritrack, Inc. (a development stage company) at August 31, 1999 and for the period from the commencement of operations on or about August 14, 1998 through August 31, 1998, as set forth in their report. We have included the financial statements of Ameritrack, Inc. (a development stage company) in the prospectus and elsewhere in the registration statement in reliance on J.W. Hunt and Company, LLP's report, given on their authority as experts in accounting and auditing.

  Hamilton & Associates, Inc., independent auditors, have audited the financial statements of Extreme Interactive Media, Inc. as of December 31, 1998 and September 30, 1999, and for the year ended December 31, 1998 and the nine months ended September 30, 1999 as set forth in their report. We have included the financial statements of Extreme Interactive Media, Inc. in the prospectus and elsewhere in the registration statement in reliance on Hamilton & Associates, Inc.'s report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits, may be inspected without charge at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The public may obtain information on the operation of the Public Reference Room by calling 1-800-732-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

                               Snowball.com, Inc.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Snowball.com, Inc. Consolidated Financial Statements:                   Page
Report of Ernst & Young LLP, Independent Auditors......................   F-2
Consolidated Balance Sheets............................................   F-3
Consolidated Statements of Operations..................................   F-4
Consolidated Statement of Stockholders'/Division Equity................   F-5
Consolidated Statements of Cash Flows..................................   F-6
Notes to Consolidated Financial Statements.............................   F-7

Ameritrack, Inc. (a development stage company) Financial Statements:

Independent Auditors' Report...........................................  F-24
Balance Sheet..........................................................  F-25
Statement of Income and Expense........................................  F-26
Statement of Changes in Stockholders' Equity...........................  F-27
Statement of Cash Flows................................................  F-28
Notes to Financial Statements..........................................  F-29

Extreme Interactive Media, Inc. Financial Statements:

Independent Auditors' Report...........................................  F-31
Balance Sheets.........................................................  F-32
Statements of Operations and Accumulated Deficit.......................  F-33
Statements of Cash Flows...............................................  F-34
Notes to Financial Statements..........................................  F-35

Unaudited Pro Forma Condensed Combined Financial Information:

Unaudited Pro Forma Condensed Combined Financial Information...........  F-37
Pro Forma Condensed Combined Statement of Operations...................  F-38
Notes to the Unaudited Pro Forma Condensed Combined Financial
 Information...........................................................  F-39

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Snowball.com, Inc.

  We have audited the accompanying consolidated balance sheets of Snowball.com, Inc. and its predecessor division of Imagine Media, Inc. at December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders'/division equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Snowball.com, Inc. and its predecessor division of Imagine Media, Inc. at December 31, 1998 and 1999, and the results of operations and cash flows of Snowball.com, Inc. and its predecessor division of Imagine Media, Inc. for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP
Palo Alto, California
January 28, 2000

                               Snowball.com, Inc.

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                                    Pro forma
                                                                  Stockholders'
                                                 December 31,       Equity at
                                               -----------------  December 31,
                                               1998(1)  1999(2)       1999
                                               -------  --------  -------------
                                                                   (unaudited)
Assets
Current assets:
 Cash and cash equivalents.................... $    --  $ 25,489
 Short-term investments.......................      --     8,000
 Accounts receivable, less allowance of $99
  and $528 at December 31, 1998 and 1999,
  respectively................................     920     2,560
 Prepaid expenses and other current assets....     148     2,235
                                               -------  --------
   Total current assets.......................   1,068    38,284
Goodwill and intangible assets, net...........      --     3,355
Fixed assets, net.............................      93     4,368
Other assets..................................      --       711
                                               -------  --------
   Total assets............................... $ 1,161  $ 46,718
                                               =======  ========
Liabilities and stockholders'/division equity
Current liabilities:
 Accounts payable............................. $   301  $  4,757
 Accrued liabilities..........................      50     3,081
 Deferred revenue.............................      48       702
 Notes payable................................      --       250
 Current portion of term loan ................      --       150
 Current equipment financing obligations......      --     1,081
                                               -------  --------
   Total current liabilities..................     399    10,021
Long-term equipment financing obligations.....      --     2,036
Commitments
Stockholders'/division equity:
 Convertible preferred stock, $0.001 par
  value, issuable in series: no shares
  authorized at December 31, 1998;
  20,000,000 shares authorized at December
  31, 1999, 18,066,269 shares issued and
  outstanding (5,000,000 shares authorized,
  no shares outstanding pro forma)............      --        18    $     --
 Common stock, $0.001 par value: no shares
  authorized at December 31, 1998; 37,500,000
  shares authorized at December 31, 1999,
  5,585,547 shares issued and outstanding
  (100,000,000 shares authorized and
  30,995,442 shares issued and outstanding
  pro forma)..................................      --         6          31
 Net contribution from Imagine
  Media/Additional paid-in capital............   5,701    88,662      88,655
 Notes receivable from stockholders...........      --    (1,301)     (1,301)
 Deferred stock compensation..................      --   (10,868)    (10,868)
 Prepaid marketing and distribution rights....      --    (2,095)     (2,095)
 Accumulated/division deficit.................  (4,939)  (39,761)    (39,761)
                                               -------  --------    --------
   Total stockholders'/division equity........     762    34,661    $ 34,661
                                               -------  --------    ========
Total liabilities and stockholders'/division
 equity....................................... $ 1,161  $ 46,718
                                               =======  ========

--------
(1) Through December 31, 1998, our activities were included in the operations of Imagine Media, Inc. Our financial statements for these periods have been prepared on a carve-out basis.
(2) From January 1999, we have operated as a separate legal entity.

                            See accompanying notes.

                               Snowball.com, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                   Year ended December 31,
                                                  ---------------------------
                                                  1997(1)  1998(1)   1999(2)
                                                  -------  -------  ---------
Revenue.......................................... $   927  $ 3,256  $   6,674
Cost of revenue..................................     171    1,322      4,316
                                                  -------  -------  ---------
Gross margin.....................................     756    1,934      2,358
Operating expenses:
  Production and content.........................     628    1,599      6,610
  Engineering and development....................      65      329      5,084
  Sales and marketing............................     836    2,592     20,393
  General and administrative.....................     506    1,074      3,486
  Stock-based compensation(3)....................      --       --      1,521
  Amortization of goodwill and intangible
   assets........................................      --       --        471
                                                  -------  -------  ---------
    Total operating expenses.....................   2,035    5,594     37,565
                                                  -------  -------  ---------
Loss from operations.............................  (1,279)  (3,660)   (35,207)
Interest income, net.............................      --       --        265
Other income.....................................      --       --        120
                                                  -------  -------  ---------
Net loss......................................... $(1,279) $(3,660) $ (34,822)
                                                  =======  =======  =========
Basic and diluted net loss per share.............                   $ (186.69)
                                                                    =========
Shares used in per share calculation.............                         187
                                                                    =========
Pro forma basic and diluted net loss per share
 (unaudited).....................................                   $   (1.93)
                                                                    =========
Shares used in pro forma per share calculation
 (unaudited).....................................                      18,022
                                                                    =========

--------
(1) Through December 31, 1998, our activities were included in the operations of Imagine Media, Inc. Our financial statements for these periods have been prepared on a carve-out basis.

(2)From January 1999, we have operated as a separate legal entity.

(3)Stock-based compensation relates to the following in 1999:

Cost of revenue......................................................... $    7
Production and content..................................................    407
Engineering and development.............................................    263
Sales and marketing.....................................................    777
General and administrative..............................................     67
                                                                         ------
  Total................................................................. $1,521
                                                                         ======

                            See accompanying notes.

                               Snowball.com, Inc.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS'/DIVISION EQUITY
                (in thousands, except share and per share data)

                                                                                                  Prepaid
                     Convertible                     Net Contribution    Notes                   Marketing
                   Preferred Stock    Common Stock     From Imagine    Receivable    Deferred       and      Accumulated/
                  ----------------- ---------------- Media/Additional     From        Stock     Distribution   Division
                    Shares   Amount  Shares   Amount Paid-In Capital  Stockholders Compensation    Rights      Deficit
                  ---------- ------ --------- ------ ---------------- ------------ ------------ ------------ ------------
Balance at
January 1,
1997............          --  $ --         --  $ --      $    --        $    --      $     --     $    --      $     --
Net and
comprehensive
loss for the
period..........          --    --         --    --           --             --            --          --        (1,279)
Contribution
from Imagine
Media...........          --    --         --    --        1,781             --            --          --            --
                --------------------------------------------------------------------------------------------------------
Balance at
December 31,
1997............          --    --         --    --        1,781             --            --          --        (1,279)
Net and
comprehensive
loss for the
period..........          --    --         --    --           --             --            --          --        (3,660)
Contribution
from Imagine
Media...........          --    --         --    --        3,920             --            --          --            --
                --------------------------------------------------------------------------------------------------------
Balance at
December 31,
1998............          --    --         --    --        5,701             --            --          --        (4,939)
Issuance of
common stock to
founders and
employees for
cash and notes
receivable......          --    --  3,812,297     4          377           (302)           --          --            --
Issuance of
Series A
preferred stock
at $0.35 per
share for cash,
notes receivable
and assets
transferred from
Imagine Media...   9,990,111    10         --    --        3,257         (2,000)           --          --            --
Issuance of
Series B and B-1
preferred stock
for cash and
assets
transferred from
Imagine Media at
$6.33 per
share...........   4,028,437     4         --    --       23,746             --            --          --            --
Issuance of
Series B-1
preferred stock
at $6.33 per
share to
strategic
partner and
officer for cash
and marketing
rights..........     668,721     1         --    --        6,571             --            --      (2,339)           --
Issuance of
common stock to
employees upon
exercise of
stock options,
net of
repurchases.....          --    --  1,668,250     2        1,107         (1,044)           --          --            --
Issuance of
warrants to
purchase Series
B-1 preferred
stock in
connection with
lease financing
and term loan...          --    --         --    --          948             --            --          --            --
Issuance of
Series C
preferred stock
at $10.00 per
share for cash
and conversion
of $3.0 million
term loan.......   3,379,000     3         --    --       33,786             --            --          --            --
Payments
received on
promissory
notes...........          --    --         --    --           --          2,045            --          --            --
Issuance of
common stock in
connection with
Ameritrack and
Extreme
Interactive
Media
acquisitions....          --    --    105,000    --          780             --            --          --            --
Deferred
compensation....          --    --         --    --       12,389             --       (12,389)         --            --
Amortization of
deferred
compensation and
prepaid
marketing and
distribution
rights..........          --    --         --    --           --             --         1,521         244            --
Net and
comprehensive
loss for the
period..........          --    --         --    --           --             --            --          --       (34,822)
                --------------------------------------------------------------------------------------------------------
Balance at
December 31,
1999............  18,066,269  $ 18  5,585,547  $  6      $88,662        $(1,301)     $(10,868)    $(2,095)     $(39,761)
                --------------------------------------------------------------------------------------------------------
                --------------------------------------------------------------------------------------------------------
                      Total
                  Stockholders'/
                     Division
                      Equity
                  --------------
Balance at
January 1,
1997............     $     --
Net and
comprehensive
loss for the
period..........       (1,279)
Contribution
from Imagine
Media...........        1,781
                --------------------------------------------------------------------------------------------------------
Balance at
December 31,
1997............          502
Net and
comprehensive
loss for the
period..........       (3,660)
Contribution
from Imagine
Media...........        3,920
                --------------------------------------------------------------------------------------------------------
Balance at
December 31,
1998............          762
Issuance of
common stock to
founders and
employees for
cash and notes
receivable......           79
Issuance of
Series A
preferred stock
at $0.35 per
share for cash,
notes receivable
and assets
transferred from
Imagine Media...        1,267
Issuance of
Series B and B-1
preferred stock
for cash and
assets
transferred from
Imagine Media at
$6.33 per
share...........       23,750
Issuance of
Series B-1
preferred stock
at $6.33 per
share to
strategic
partner and
officer for cash
and marketing
rights..........        4,233
Issuance of
common stock to
employees upon
exercise of
stock options,
net of
repurchases.....           65
Issuance of
warrants to
purchase Series
B-1 preferred
stock in
connection with
lease financing
and term loan...          948
Issuance of
Series C
preferred stock
at $10.00 per
share for cash
and conversion
of $3.0 million
term loan.......       33,789
Payments
received on
promissory
notes...........        2,045
Issuance of
common stock in
connection with
Ameritrack and
Extreme
Interactive
Media
acquisitions....          780
Deferred
compensation....           --
Amortization of
deferred
compensation and
prepaid
marketing and
distribution
rights..........        1,765
Net and
comprehensive
loss for the
period..........      (34,822)
                --------------------------------------------------------------------------------------------------------
Balance at
December 31,
1999............     $ 34,661
                --------------------------------------------------------------------------------------------------------
                --------------------------------------------------------------------------------------------------------

                            See accompanying notes.

                               Snowball.com, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (in thousands, except per share data)

                                                    Year ended December 31,
                                                    --------------------------
                                                    1997(1)  1998(1)  1999(2)
                                                    -------  -------  --------
Operating activities
 Net loss.......................................... $(1,279) $(3,660) $(34,822)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization....................      20       40     1,769
  Stock-based compensation.........................      --       --     1,521
  Other noncash expenses...........................      --       --       948
  Changes in assets and liabilities:
   Accounts receivable.............................    (653)    (272)   (1,640)
   Prepaid expenses and other assets...............     (82)     (61)   (2,798)
   Accounts payable and accrued liabilities........     250      102     7,487
   Deferred revenue................................      11       37       654
                                                    -------  -------  --------
    Net cash used in operating activities..........  (1,733)  (3,814)  (26,881)
                                                    -------  -------  --------
Investing activities
 Purchases of short-term investments...............      --       --    (8,000)
 Purchases of intangible assets....................      --       --    (2,550)
 Purchases of fixed assets.........................     (48)    (106)   (5,575)
                                                    -------  -------  --------
    Net cash used in investing activities..........     (48)    (106)  (16,125)
                                                    -------  -------  --------
Financing activities
 Proceeds from equipment financing obligations.....      --       --     3,117
 Proceeds from issuance of common and preferred
  stock............................................      --       --    62,228
 Proceeds from borrowings under term loan..........      --       --    15,150
 Payment of borrowings under term loan.............      --       --   (12,000)
 Contributions from Imagine Media..................   1,781    3,920        --
                                                    -------  -------  --------
    Net cash provided by financing activities......   1,781    3,920    68,495
                                                    -------  -------  --------
 Net increase in cash and cash equivalents.........      --       --    25,489
 Cash and cash equivalents at beginning of
  period...........................................      --       --        --
                                                    -------  -------  --------
 Cash and cash equivalents at end of period........ $    --  $    --  $ 25,489
                                                    =======  =======  ========
Schedule of noncash investing and financing
 activities
 Conversion of term loan debt to Series C
  preferred stock.................................. $    --  $    --  $  3,000
                                                    =======  =======  ========
 Common and preferred stock issued for goodwill
  and intangible assets and prepaid marketing and
  distribution rights.............................. $    --  $    --  $  3,119
                                                    =======  =======  ========
 Common stock issued for notes receivable.......... $    --  $    --  $  3,346
                                                    =======  =======  ========
 Deferred stock compensation ...................... $    --  $    --  $ 12,389
                                                    =======  =======  ========

--------
(1) Through December 31, 1998, our activities were included in the operations of Imagine Media, Inc. Our financial statements for these periods have been prepared on a carve-out basis.

(2) From January 1999, we have operated as a separate legal entity.


                            See accompanying notes.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Company and Summary of Significant Accounting Policies

 Description of Company

  Snowball.com, Inc. ("Snowball") was incorporated as Affiliation, Inc. in the state of Delaware on January 6, 1999, and commenced operations as a separate legal entity at that time. From its inception in January 1997 through January 5, 1999, Snowball operated as a division of Imagine Media, Inc. ("Imagine Media"). Snowball is an Internet media company that operates a network of destination web sites providing content, community and commerce to the Internet generation, or Generation i. Snowball views Generation i as individuals between the ages of 13 and 30 who consider the Internet to be an integral part of their daily lives. Snowball serves the members of this community by providing them with opinionated, current content, relevant services such as email and instant messaging, a forum for interacting with one another and carefully selected merchandise within its online store. Snowball provides its advertisers with targeted access to Generation i and supplies its content partners with an integrated package of marketing services and audience-development opportunities.

  Snowball has sustained net losses and negative cash flows from operations since inception. Snowball's ability to meet obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financing. In the year ended December 31, 1999, Snowball has received financing of approximately $65 million through the issuance of common stock and Series A, B1 and C convertible preferred stock (see Notes 6 and 7). Management believes that these funds will be sufficient to enable Snowball to meet planned expenditures through at least December 31, 2000. If anticipated operating results are not achieved, management intends to delay or reduce expenditures so as not to require additional financial resources, if these resources are not available on terms acceptable to Snowball.

  The divisional statements of operations for each of the two years in the period ended December 31, 1998 include all revenue and expenses directly attributable to Snowball, including a corporate allocation of the costs of facilities, salaries, and employee benefits based on relative headcount. Additionally, incremental corporate administration, finance, and management costs have been allocated to Snowball (see Note 4).

  All of the allocations reflected in 1997 and 1998 in the financial statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if Snowball had been operated on a stand-alone basis in 1997 and 1998. From incorporation on January 6, 1999 through September 30, 1999, there was a service and support agreement in place between Snowball and Imagine Media which specified the terms of certain services to be provided by Imagine Media. Under that agreement, Imagine Media provided certain management, personnel and technology and information services support and rental space in return for cash payments based upon divisional allocations and the actual costs of providing such services. The agreement terminated on October 1, 1999 and Snowball is currently discussing its renewal.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Snowball and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Basis of Presentation

  The accompanying financial statements include the operations of Snowball as part of Imagine Media (on a carved-out basis as discussed below) from its inception as a division of Imagine Media in January 1997 through December 31, 1998 (the "divisional statements") and as a separate legal entity from its incorporation on January 6, 1999. The balance sheet at December 31, 1998 represents the assets, liabilities, and divisional equity of Snowball as a part of Imagine Media and at December 31, 1999, represents the balance sheet of Snowball as a separate legal entity. The divisional financial statements have been derived from the historical books and records of Imagine Media. The balance sheet at December 31, 1998 includes all assets and liabilities specifically identifiable and directly attributable to Snowball, which are derived from historical cost information of Imagine Media. Imagine Media's corporate accounting systems were not designed to track cash receipts and payments and liabilities on a division-specific basis.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ materially from those estimates.

 Certain Risks and Concentrations

  Snowball has a limited operating history and its prospects are subject to the risks, expenses, and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet services. These risks include the failure to develop and extend online service brands, the rejection of services by Web consumers, vendors, and/or advertisers, the inability of Snowball to maintain and increase the level of traffic to the Snowball networks from online services, as well as other risks and uncertainties. In the event that Snowball does not successfully implement its business plan, certain assets may not be recoverable.

  Snowball's revenue is principally derived from the sale of online advertising, the market for which is highly competitive and rapidly changing. Significant changes in the industry or changes in customer buying behavior could adversely affect operating results.

  For the years ended December 31, 1997, 1998, and 1999, revenue from Snowball's five largest advertisers accounted for approximately 36%, 31%, and 19%, respectively, of total revenue. One customer accounted for over 10% of revenue in 1997. No customer accounted for over 10% of revenue for 1998 or 1999. Snowball generally does not require collateral and maintains allowances for potential credit losses. These losses have been immaterial to date.

 Revenue Recognition

  Revenue is derived principally from short-term advertising contracts, including one or more material contracts with a six-month term, in which Snowball guarantees a minimum number of impressions (a view of an advertisement by a consumer), for a fixed fee. Advertising revenue is recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract, if specified, provided that Snowball does not

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that minimum guaranteed impression levels or other obligations are not being met, Snowball defers recognition of the corresponding revenue until guaranteed levels are being achieved.

  Revenue also includes sponsorship revenue under contracts in which Snowball commits to provide sponsors with a variety of promotional opportunities in addition to traditional banner advertising. Typically, sponsorship agreements provide for the delivery of impressions on Snowball's Web sites through banner, button or text link advertising, exclusive placement on Snowball's Web sites, the licensing of trademarks and other copyrighted material and the design and development of customized Web sites designed to enhance the promotional objective of the sponsor. The portion of sponsorship revenue related to the delivery of impressions is recognized in the period in which the advertisement is displayed, provided that no significant obligations remain and the collection of the resulting receivable is probable, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract. The portion of any up-front nonrefundable fee specified in the contract related to the up-front customized design work and the licensing of trademarks and other copyrighted material is also recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract. Revenue from sales of product through Snowball's online store was insignificant through December 31, 1999.

  Snowball has not recognized any revenue related to the nonmonetary exchange of advertising for advertising as such exchanges were not objectively determinable based on the criteria set forth in Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions."

 Advertising Expenses

  Advertising is expensed as incurred. The costs of producing advertising are incurred and expensed during production. The costs of communicating advertising are incurred and expensed as the advertisement is broadcast in accordance with Statement of Position No. 93-7 "Reporting on Advertising Costs." Advertising expenses were not significant for the years ended December 31, 1997 and 1998, and were approximately $7,954,000 for the year ended December 31, 1999.

 Cash Equivalents and Short-term Investments

  Snowball considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 1999, cash equivalents and short-term investments consist primarily of investments in money market funds, certificates of deposit and corporate commercial paper. To date, Snowball has not experienced losses on any of its investments. Through December 31, 1998, Snowball's net cash requirements were funded by Imagine Media.

 Fixed Assets

  Fixed assets are presented at cost less accumulated depreciation. Depreciation and amortization of fixed assets is computed using the straight-line method over the estimated useful lives of the assets (two to five years).

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Goodwill and Intangible Assets

  Goodwill and intangible assets consist of the excess of purchase price paid over identified tangible net assets and trademarks. Goodwill and intangible assets are amortized using the straight-line method over the period of expected benefit, generally three years. Management assesses the recoverability of goodwill and intangible assets by determining whether the amortization of the unamortized balance over its remaining life can be recovered through forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce the net amounts to an amount consistent with forecasted future cash flows discounted at Snowball's incremental borrowing rate. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Snowball has not identified any such impairment losses.

 Fair Value of Financial Instruments

  The carrying amounts of Snowball's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of their short maturities. The carrying amounts of Snowball's capital lease obligations, notes payable and term loan approximate the fair value of these instruments based upon management's best estimate of interest rates that would be available for similar debt obligations at December 31, 1999.

 Net Loss Per Share

  Basic net loss per share and diluted net loss per share is presented in conformity with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Pursuant to Securities and Exchange Commission ("SEC") Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, Snowball has not had any issuances or grants for nominal consideration.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  In accordance with SFAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted-average number of shares of common stock issued to founders, investors, and employees that are subject to repurchase as these shares must be returned to Snowball if specified conditions are not met. Pro forma basic and diluted net loss per share, as presented in the statements of operations, has been computed as described above and also gives effect, under SEC guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance. Snowball commenced operations as a separate legal entity in January 1999 and issued common stock in February 1999. Accordingly, historical earnings per share have been presented only for the year ended December 31, 1999. The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except share and per share data):

                                                                     Year ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
   Net loss.......................................................  $   (34,822)
                                                                    ===========
   Basic and diluted:
     Weighted-average shares of common stock outstanding..........    4,134,882
     Less: weighted-average shares subject to repurchase..........   (3,948,354)
                                                                    -----------
     Weighted-average shares used in computing basic and diluted
      net loss per share..........................................      186,528
                                                                    ===========
   Basic and diluted net loss per share...........................  $   (186.69)
                                                                    ===========
   Pro forma:
     Shares used above............................................      186,528
     Pro forma adjustment to reflect weighted effect of assumed
      conversion of convertible preferred stock (unaudited).......   17,835,566
                                                                    -----------
     Shares used in computing pro forma basic and diluted net loss
      per share (unaudited).......................................   18,022,094
                                                                    ===========
   Pro forma basic and diluted net loss per share (unaudited).....  $     (1.93)
                                                                    ===========

  Snowball has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all these securities are antidilutive for all periods presented. If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at December 31, 1999, is disclosed on the balance sheet.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The total number of shares excluded from the calculation of diluted net loss per share was as follows (on an as-converted-to-common basis as of December 31, 1999):

                                                                        Total
                                                                        Shares
                                                                      ----------
   Common stock, subject to repurchase...............................  6,567,429
   Preferred stock................................................... 25,409,895
   Common stock options outstanding..................................  2,358,368
   Warrants to purchase preferred stock..............................    322,688

 Income Taxes

  Through December 31, 1998, Snowball was not a separate taxable entity for federal, state, or local income tax purposes, and its operations were included in the tax returns of Imagine Media.

  Since incorporation, Snowball has recognized income taxes under the liability method. Deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 Stock-Based Compensation

  As permitted by the FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), Snowball accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock-based compensation plans. Under APB 25, when the exercise price of Snowball's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Stock compensation related to non-employees is based on the fair value of the related stock or options in accordance with SFAS 123 and its interpretations.

 Comprehensive Loss

  Snowball has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive loss and its components in the financial statements. To date, Snowball's comprehensive loss has equaled its net loss.

 Segment Information

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for reporting information about operating segments in annual financial statements. Snowball identifies its operating segments based on business activities, management responsibility, and geographical location. Currently, Snowball has organized its operations into a single operating segment, the development of programming content material for distribution on the Internet. Snowball derives the significant majority of its revenues from operations in the United States.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Recent Accounting Pronouncements

  In February 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when these costs should be capitalized. The adoption of this pronouncement did not materially impact Snowball's results of operations for the year ended December 31, 1999.

  In April 1998, AcSEC issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires that the costs of start-up activities, including organizational costs, be expensed as incurred. The adoption of this pronouncement did not materially impact Snowball's results of operations for the year ended December 31, 1999.

  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 137, requires Snowball to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the Statement of Operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through the Statement of Operations or recognized in other comprehensive income until the hedged item is recognized in the Statement of Operations. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133, as amended, is effective for years beginning after June 15, 2000. Snowball does not currently hold any derivatives and does not expect this pronouncement to materially impact the results of its operations.

  On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Snowball believes that its current revenue recognition principles comply with SAB 101.

2. Cash and Cash Equivalents

  Cash, cash equivalents, and short-term investments consist of the following (in thousands):

                                                                    December 31,
                                                                        1999
                                                                    ------------
   Cash and cash equivalents:
     Cash..........................................................   $   818
     Money market funds............................................    15,976
     Corporate commercial paper....................................     3,979
     Certificate of deposit........................................     4,716
                                                                      -------
                                                                       25,489
                                                                      -------
   Short-term investments:
     Certificate of deposit........................................     1,000
     Municipal bonds...............................................     7,000
                                                                      -------
                                                                        8,000
                                                                      -------
   Cash, cash equivalents, and short-term
    investments....................................................   $33,489
                                                                      =======

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Through December 31, 1999, the difference between the fair value and the amortized cost of available-for-sale securities was not significant; therefore, no unrealized gains or losses have been recorded in stockholders' equity. At December 31, 1999, the contractual maturity of Snowball's short-term investments was one year or less.

3. Balance Sheet Detail

                                                                  December 31,
                                                                  -------------
                                                                  1998   1999
                                                                  ----  -------
                                                                      (in
                                                                   thousands)
   Fixed assets:
     Computers and equipment..................................... $153  $ 3,762
     Furniture and fixtures......................................   --      602
     Software....................................................   --    1,364
                                                                  ----  -------
                                                                   153    5,728
     Less accumulated depreciation and amortization..............  (60)  (1,360)
                                                                  ----  -------
                                                                  $ 93  $ 4,368
                                                                  ====  =======
   Accrued liabilities:
     Accrued compensation........................................ $ 50  $   957
     Accrued legal and accounting................................   --      502
     Accrued marketing and advertising...........................   --       47
     Other accrued expenses......................................   --    1,575
                                                                  ----  -------
                                                                  $ 50  $ 3,081
                                                                  ====  =======

4. Related Party Transactions

 Funding Prior to Incorporation

  Through December 31, 1998, Snowball utilized Imagine Media's centralized cash management services and processes related to receivables, payables, payroll, and other activities. Through December 31, 1998, Snowball's net cash requirements were funded by Imagine Media. Net financing provided by Imagine Media to Snowball in 1997 and 1998 was approximately $1,781,000 and $3,920,000, respectively, including funding related to expenditures for operations and investing activities and corporate services provided, as described below. There were no intercompany transfers and no amounts were paid to Imagine Media by Snowball in repayment of the financing during these periods and through the incorporation of Snowball. These amounts were included in division equity. Amounts financed by Imagine Media did not bear interest.

 Corporate Services

  In accordance with the Staff Accounting Bulletin No. 55, prior to the incorporation of Snowball, allocations have been reflected in these financial statements for 1997 and 1998. These expenses include corporate communications, management compensation and benefits administration, payroll, accounts payable, income tax compliance, and other administration and finance overhead. Allocations and charges were based on either a direct cost pass-through for incremental corporate administration, finance and management costs and a percentage allocation of costs for other services provided based on factors such as headcount and relative expenditure levels. Such

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

allocations and charges totaled approximately $718,000, $1,851,000, and $757,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  Management believes that the basis used for allocating corporate services is reasonable. However, the terms of these transactions may differ from those that would have resulted from transactions among unrelated parties.

 Asset Contribution

  Among the assets transferred to Snowball from Imagine Media, upon the incorporation of Snowball on January 6, 1999, were a number of cohosting and technology agreements to which Imagine Media was a party, revenue from advertising agreements involving Snowball and ownership rights in patent applications. The assets transferred from Imagine Media have been recorded at historical cost. No liabilities were transferred to Snowball, except for those directly resulting from the assets transferred.


  The Chairman of Snowball's board of directors is a principal stockholder and the Chief Executive Officer of Imagine Media. Accordingly, Imagine Media is considered a related party for the period subsequent to incorporation. As of December 31, 1999, Imagine Media owns approximately 5.6% of the outstanding voting shares of Snowball.

5. Business and Asset Acquisitions

 Ameritrack, Inc.

  On September 28, 1999, Snowball acquired all of the outstanding stock of Ameritrack, Inc., an Internet content provider doing business as High School Alumni, in exchange for approximately $1,000,000 in cash and 30,000 shares of common stock valued at $180,000. The cost of the acquisition was allocated to the assets and liabilities assumed based upon their estimated fair values as follows:

   Working capital (deficit)....................................... $   (3,381)
   Equipment.......................................................     21,060
   Goodwill and purchased intangibles..............................  1,162,321
                                                                    ----------
                                                                    $1,180,000
                                                                    ==========

  The financial results of Ameritrack, Inc. were insignificant and, therefore, no pro forma information reflecting the acquisition has been presented.

 Asset Purchase

  In July 1999, Snowball entered into an asset purchase agreement with Vault Networks, an Internet content producer, under which Snowball acquired certain intangible rights such as trademarks, intellectual property rights, certain registered Internet locations, and a small amount of computer hardware. The total purchase price for these assets was $550,000 in cash. This purchase price has been included within goodwill and purchased intangibles.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Extreme Interactive Media, Inc.

  On December 17, 1999, Snowball completed the acquisition of Extreme Interactive Media, Inc. ("Extreme"), an Internet community site. Snowball acquired all of the outstanding capital stock of Extreme in exchange for 75,000 shares of Snowball common stock, valued at $600,000, $1.0 million in cash and $250,000 in unsecured promissory notes. The purchase price may be increased by up to $3.5 million of additional cash consideration based upon the attainment of certain economic milestones by Extreme.

  The cost of the acquisition was allocated to the assets and liabilities assumed based upon their estimated fair values as follows:

   Working capital.................................................. $    1,885
   Equipment........................................................     27,361
   Goodwill and purchased intangibles...............................  1,820,754
                                                                     ----------
                                                                     $1,850,000
                                                                     ==========

6. Term Loan

  In November 1999, Snowball entered into a term loan agreement for up to $15.2 million. In connection with this loan agreement, Snowball issued a promissory note, which bears interest at the rate of 11.0% per annum, and warrants to purchase 180,000 shares of Series B-1 preferred stock. In November and December of 1999, Snowball drew down $15.2 million under the term loan. On December 20, 1999, $3.0 million of this loan was converted into Series C preferred stock. An additional $12.0 million was repaid in cash raised through the Series C preferred stock issuance. At December 31, 1999, $150,000 remained payable under the term loan. The note holder maintains a first position lien on all of Snowball's assets, excluding fixed assets.

7. Stockholders' Equity

 Convertible Preferred Stock

                                                               Shares issued and
                                                      Shares    outstanding at
                                                    authorized December 31, 1999
                                                    ---------- -----------------
   Series A........................................  9,990,111     9,990,111
   Series B-1......................................  4,912,285     4,697,158
   Series C........................................  4,500,000     3,379,000
   Undesignated....................................    597,604            --
                                                    ----------    ----------
     Total convertible preferred stock............. 20,000,000    18,066,269
                                                    ==========    ==========

  Holders of Snowball's preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible. Holders of Snowball's preferred stock are also entitled to vote separately as a class with regard to customary protective provisions.

  The holders of Series A, B-1 and C preferred stock are entitled to annual noncumulative dividends per share of $0.028, $0.51 and $0.80, respectively, when and if declared by the board of directors. Under the terms of certain financing arrangements, Snowball is prohibited from declaring or paying any dividends on its capital stock. In the event of any voluntary or involuntary liquidation of Snowball,

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Series C stockholders are entitled to a liquidation preference of $10.00 per share, plus any declared but unpaid dividends. After payment of the Series C preference, Series A and B-1 stockholders are entitled to a liquidation preference of $0.35 and $6.33 per share, respectively, plus any declared but unpaid dividends, all in preference to the holders of the common stock. After payment to the Series A, B-1 and C stockholders of these preferential amounts in the event of a liquidation, the holders of the Series B-1 and C preferred stock and the holders of the common stock will receive any and all remaining assets of Snowball. However, the rights of the holders of Series B-1 and C preferred stock terminates when the aggregate per share distribution to such holders exceeds $0.70 and $12.66 per share, respectively.

  The holders of Series A, B-1 and C preferred stock have the right at any time to convert their shares into common stock. Each share of Series A and B-1 preferred stock is convertible into 1.5 shares of common stock. Each share of Series C preferred stock is convertible into 1 share of common stock. Each share of preferred stock will be automatically converted into common stock upon the closing of the issuance of shares following the effectiveness of a registration statement under the Securities Act of 1933, pursuant to a firm commitment public offering of Snowball's common stock with aggregate proceeds in excess of $20,000,000.

  In January 2000, Snowball issued 150,000 shares of Series C preferred stock at $10 per share.

 Warrants

  In April 1999 and October 1999 Snowball issued warrants to purchase 21,063 and 14,064 shares of Series B-1 preferred stock (52,692 shares of common stock as converted) in connection with lease financing. In accordance with SFAS 123, Snowball valued the warrants using the Black-Scholes option pricing model at $2.48 and $6.03 per share respectively. The following assumptions were used in the option pricing model: stock price of $4.22 and $10.00, exercise price of $3.165 and $7.11, option term of five years, risk-free rate of interest of 6%, 50% volatility, and a dividend yield of 0%. The cost of the warrants (approximately $206,000) is being expensed as additional interest expense over the three-year life of the lease arrangement.

  In November 1999, Snowball issued a series of warrants to purchase 180,000 shares of Series B-1 preferred stock (269,996 shares of common stock as converted), in connection with entering into a term loan agreement. In accordance with SFAS 123, Snowball valued the warrants using the Black-Scholes option pricing model at $2.40-$3.01 per share. The following assumptions were used in the option pricing model: stock price of $8.00, exercise price of $8.44, option term of 2 to 3 years, risk free rate of interest of 6%, 50% volatility and a dividend yield of 0%. The cost of the warrants (approximately $742,000) is being expensed as additional interest over the one year life of the debt agreement.

 Notes Receivable from Stockholders

  In February 1999, Snowball loaned an aggregate of $2,000,000 to its Chairman, secured by a full recourse promissory note and a stock pledge agreement, in connection with his purchase of 8,571,429 shares of Series A preferred stock at $0.35 per share. The note accrued interest at a rate of 4.57% per year and was due and payable with respect to $1,000,000 of principal, plus interest, on or before March 1, 1999 and with respect to the remaining $1,000,000 of principal, and any remaining interest, on or before April 1, 1999. The note has been repaid in full.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  In February 1999, Snowball loaned an aggregate of $92,300 to an officer, secured by a full recourse promissory note and a stock pledge agreement, in connection with his purchase of 1,978,021 shares of common stock at $0.05 per share. The note accrues interest at a rate of 4.64% per year, payable annually, and the principal amount of the note is due and payable on or before February 1, 2003. Snowball is forgiving the principal and accrued interest at a rate of $1,667 per month. In the event that the officer's employment is terminated for any reason, then all remaining unpaid principal and interest will become due and payable within 90 days after termination, unless Snowball agrees to a longer period.

  In March 1999, Snowball loaned an aggregate of $7,000 to one of its directors, secured by a full recourse promissory note and a stock pledge agreement, in connection with his purchase of 150,000 shares of common stock at $0.05 per share. The note accrues interest at a rate of 4.67% per year, payable annually, and is due and payable in full on or before March 11, 2001.

  In October and November 1999, Snowball loaned an aggregate of $933,000 to an officer secured by full recourse promissory notes and stock pledge agreements in connection with his purchase of 100,000 shares of Series B-1 preferred stock at $6.33 per share and the exercise of options for a total of 350,000 shares of common stock at $2.00 per share. The notes accrue interest at 5.86% and 6.08%, payable annually, and are due and payable on October 20, 2003 and November 20, 2003, respectively. The promissory note of $333,000 attributable to the purchase of Series B-1 preferred stock is being forgiven at the rate of $6,938 per month.

  In addition, the Company has issued full recourse promissory notes to employees.

 Common Stock

  Outside of the Company's 1999 Equity Incentive Plan, Snowball issued shares of common stock to founders and employees. Generally, these shares were sold pursuant to restricted stock purchase or option agreements containing provisions established by the board of directors. These provisions give Snowball the right to repurchase the shares at the original sales price. The rights generally expire at the rate of 25% of the shares after one year and 2.0833% per month thereafter or ratably over four years. A total of 2,614,272 shares or shares underlying options were granted in 1999 and, at December 31, 1999, 1,855,652 of these shares issued outside of the 1999 Equity Incentive Plan remained subject to repurchase.

  As of December 31, 1999 shares of common stock reserved for future issuance consisted of the following:

   Stock options.....................................................  4,752,737
   Series B-1 warrants (assuming conversion).........................    322,688
   Series A, B-1 and C convertible preferred stock................... 25,409,895
                                                                      ----------
                                                                      30,485,320
                                                                      ==========

 Equity Incentive Plan

  In February 1999, the board of directors approved the 1999 Equity Incentive Plan (the "Plan"). Under the Plan, Snowball reserved 7,815,812 shares for issuance to eligible participants. The Plan provides for option grants at an option price no less than 85% of the fair market value of the stock

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

subject to the option on the date the option is granted. The options must vest at a rate of at least 20% per year over five years from the date the option was granted. However, in the case of options granted to officers, directors, or consultants, the options may vest at any time established by Snowball. All options under the Plan expire ten years after their grant. The Plan also provides for restricted stock awards. The purchase price of restricted stock under these awards can not be less than 85% of the fair market value of the stock on the date the award is made or at the time the purchase is consummated. At December 31, 1999, 4,711,777 shares of stock issued under these awards remained subject to repurchase.

  Aggregate activity under the Plan is summarized as follows:

                                                 Options outstanding
                                         -------------------------------------
                               Shares                             Weighted-
                             available   Number of   Price per     average
                             for grant     shares      share    exercise price
                             ----------  ----------  ---------- --------------
   Authorized February
    1999....................  7,815,812          --          --        --
   Restricted stock
    granted................. (1,815,525)         --          --        --
   Options granted.......... (3,907,437)  3,907,437  $0.05-8.00     $1.28
   Options canceled.........    301,519    (301,519) $0.05-2.00     $0.76
   Options exercised........         --  (1,447,550) $0.05-3.00     $0.28
                             ----------  ----------
   Balance at December 31,
    1999....................  2,394,369   2,158,368  $0.05-8.00     $2.03
                             ==========  ==========

  The following table summarizes information regarding options outstanding and exercisable at December 31, 1999:

                                                                      Weighted-
                                                  Number    Weighted   average
                                                outstanding average   remaining
                                                    and     exercise contractual
   Exercise Prices                              exercisable  price   age (years)
   ---------------                              ----------- -------- -----------
   $0.05.......................................    495,267   $0.05      9.22
    0.67.......................................    459,000    0.67      9.55
    1.33.......................................    318,300    1.33      9.65
    2.00.......................................    277,101    2.00      9.47
    3.00.......................................    261,250    3.00      9.87
    4.50.......................................    142,200    4.50      9.94
    8.00.......................................    205,250    8.00      9.97
                                                 ---------
                                                 2,158,368   $2.03      9.58
                                                 =========

 Stock-Based Compensation

  In 1999, Snowball recorded deferred compensation expense of approximately $12.0 million representing the difference between the exercise prices and the deemed fair values of Snowball's common stock on the dates these shares and stock options were granted. In October 1999 Snowball sold and issued 100,000 shares of Series B-1 preferred stock to an officer for $633,000 in cash. Snowball has recorded compensation expense of approximately $417,000, representing the difference between the price at which the stock was granted and the deemed fair value of Snowball's common stock on the date the stock was granted. The total deferred stock compensation of $12.4 million is included as a reduction to stockholders' equity and is being amortized by charges to operations on a graded vesting method over four years. Snowball recorded amortization of deferred

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

compensation expense of approximately $1.5 million for the year ended December 31, 1999. At December 31, 1999, Snowball had a total of $10.9 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years. In October 1999, Snowball issued 560,822 shares of Series B-1 preferred stock in connection with a commercial transaction. Snowball recorded approximately $2.3 million in prepaid marketing and distribution rights representing the difference between the purchase price and the deemed fair value of the shares at that date. The rights are being amortized using the straight-line method over two years.

  The remaining deferred stock compensation at December 31, 1999 will be amortized as follows: $6.2 million for the year ending December 31, 2000, $2.9 million for the year ending December 31, 2001, $1.4 million for the year ending December 31, 2002 and $0.4 million for the year ending December 31, 2003. Subsequent terminations of stock and option holders may reduce future stock-based compensation.

  Snowball has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of Snowball's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is generally recognized. Pro forma information regarding net loss has been determined as if Snowball had accounted for its employee stock options under the fair value method prescribed by SFAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net loss on a pro forma basis in future years, due to additional grants and years of vesting in subsequent years. The fair value of each option granted through December 31, 1999 was estimated on the date of grant using the minimum value method with the following weighted-average assumptions:

   Dividend yield......................................................    0
   Risk-free interest rate.............................................    6%
   Volatility factor...................................................   50%
   Expected life....................................................... 4 years
   Weighted-average fair value of options granted...................... $ 0.585

  For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma expense over the options' vesting period, and results in a pro forma net loss of approximately $34,927,000 for the year ended December 31, 1999 and pro forma basic and diluted net loss per share of $(187.25).

 Stock Split

  On October 12, 1999, Snowball effected a three-for-two stock split of its common stock. All share and per share information included in these financial statements has been retroactively adjusted to reflect this stock split. Snowball also changed the conversion rate of its Series A and B-1 preferred stock. Preferred Series A and B-1 will convert at a rate of 1.5 shares of common stock for each share of preferred stock.

8. Provision for Income Taxes

  As of December 31, 1999, Snowball had federal net operating loss carryforwards of approximately $31,800,000. The net operating loss carryforwards will expire at various dates through 2019 if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

  The net losses incurred for the years ended December 31, 1997 and 1998 are attributable to the operations of the Company as a division of Imagine Media and were included in the income tax returns filed by Imagine Media. Because the Company will not receive any benefit for its historical operating losses incurred through December 31, 1998, no income tax benefit has been reflected for those periods.

  Snowball has provided a full valuation allowance against its deferred tax assets based on its history of losses.

  Significant components of net deferred tax assets at December 31, 1999 consist of the following (in thousands):

                                                                    December 31,
                                                                        1999
                                                                    ------------
   Net operating loss carryforward.................................   $ 12,700
   Other...........................................................        500
                                                                      --------
   Total deferred tax assets.......................................     13,200

   Valuation allowance.............................................    (13,200)
                                                                      --------
   Net deferred tax assets.........................................   $     --
                                                                      ========

9. Commitments

  At December 31, 1999, Snowball's aggregate commitments under noncancelable lease arrangements for office space and computer equipment were as follows:

                                                              Capital  Operating
                                                              leases    leases
                                                              -------  ---------
                                                               (in thousands)
   Year ending December 31,
     2000.................................................... $ 1,266   $ 2,169
     2001....................................................   1,266     4,399
     2002....................................................     903     4,399
     2003....................................................      --     4,399
     2004....................................................      --     4,399
     Thereafter..............................................      --    29,219
                                                              -------   -------
   Total minimum payments required...........................   3,435   $48,984
                                                                        =======
   Less amount representing interest.........................    (318)
                                                              -------
   Present value of future payments..........................   3,117
   Less current portion......................................  (1,081)
                                                              -------
   Long-term portion......................................... $ 2,036
                                                              =======

  The cost of assets under capital lease arrangements was $3,413,000 at December 31, 1999 (none at December 31, 1998) and the related accumulated depreciation was $573,000 at December 31, 1999 (none at December 31, 1998).

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Rent expense, principally for leased office space under operating lease commitments, was approximately $514,000 for the year ended December 31, 1999 (approximately $73,000 and $176,000 for the years ended December 31, 1997 and 1998, respectively). Snowball has issued a letter of credit for approximately $4,399,000 in conjunction with the operating lease.

10. Subsequent Events (unaudited)

  Snowball anticipates that it will record additional deferred compensation expense of approximately $1.4 million relating to the difference between the exercise price and the deemed fair value of options awarded at prices between $8.50 and $9.35 per share in January and February of 2000.

  In February 2000, Snowball drew down $12 million under its term loan.

 Acquisition

  On February 16, 2000, Snowball signed an asset purchase agreement to acquire all of the assets of one of its affiliates, an Internet content provider, in exchange for approximately $4.8 million in cash (of which $500,000 will be placed in escrow to secure certain obligations). The financial results of this entity were insignificant and, therefore, no pro forma information reflecting this proposed acquisition has been presented.

 2000 Equity Incentive Plan

  On February 22, 2000, the board of directors adopted the 2000 Equity Incentive Plan and reserved 5,000,000 shares of common stock to be issued under this plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 5% of the outstanding shares of capital stock on December 31 of the preceding year.

 2000 Employee Stock Purchase Plan

  On February 22, 2000, the board of directors adopted the 2000 Employee Stock Purchase Plan and reserved 500,000 shares of common stock under this plan. The plan will become effective on the first business day on which price quotations for Snowball common stock are available on the Nasdaq National Market. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1% of the outstanding shares on December 31 of the preceding year. The aggregate number of shares reserved for issuance under the plan may not exceed 5,000,000 shares.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritrack, Inc.
Columbia, South Carolina

  We have audited the accompanying balance sheet of Ameritrack, Inc. (a development stage company) as of August 31, 1999 and the related statement of income and expense, changes in stockholders' equity and cash flows from the commencement of operations on or about August 14, 1998 through August 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ameritrack, Inc. (a development stage company) as of August 31, 1999, and the results of its operations and cash flows from the commencement of operations on or about August 14, 1998 through August 31, 1999, in conformity with generally accepted accounting principles.

                                   /s/ J. W. Hunt and Company, L.L.P.___

Columbia, South Carolina
October 8, 1999

                                AMERITRACK, INC.
                         (a development stage company)

                                 BALANCE SHEET

                                                                August 31, 1999
                                                                ---------------
Assets
Current assets:
  Cash.........................................................    $   5,075
  Accounts receivable..........................................        2,111
                                                                   ---------
    Total current assets.......................................        7,186
Equipment--at cost, less accumulated depreciation of $2,162....       21,060
                                                                   ---------
    Total assets...............................................    $  28,246
                                                                   =========
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable.............................................    $   8,480
  Loans from stockholders......................................        2,087
                                                                   ---------
    Total current liabilities..................................       10,567

Stockholders' equity:
  Common stock, no par value; 1,000,000 shares authorized,
   580,100 shares issued and outstanding.......................      174,025
  Additional paid in capital...................................
  Deficit accumulated during the development stage.............     (156,346)
                                                                   ---------
    Total stockholders' equity.................................       17,679
                                                                   ---------
    Total liabilities and stockholders' equity.................    $  28,246
                                                                   =========


                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                        STATEMENT OF INCOME AND EXPENSE

                      From the commencement of operations
              on or about August 14, 1998 through August 31, 1999

Revenues:
  Advertising income................................................ $   8,349
  Other income......................................................       514
                                                                     ---------
    Total income....................................................     8,863
Expenses:
  Operating expenses................................................    17,761
  Research and development costs....................................   147,448
                                                                     ---------
    Total expenses..................................................   165,209
                                                                     ---------
Net loss............................................................ $(156,346)
                                                                     =========



                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      From the commencement of operations
              on or about August 14, 1998 through August 31, 1999

                                                           Deficit
                                                         Accumulated
                                                         During the
                                  Number of              Development
                                   Shares   Common Stock    Stage      Total
                                  --------- ------------ ----------- ---------
Common stock issued pursuant to:
 Sales of stock:
  August 14, 1998................    5,000    $  1,500    $      --  $   1,500
  February 23, 1999..............    5,000       1,500           --      1,500
  April 19, 1999.................    5,000       1,500           --      1,500
  May 28, 1999...................   55,000      16,500           --     16,500
  June 16, 1999..................    8,350       2,500           --      2,500
  July 6, 1999...................   16,750       5,025           --      5,025
 Stock-based compensation:
  Initial issue..................  325,000      97,500           --     97,500
  June 14, 1999..................  160,000      48,000           --     48,000
Net loss.........................       --          --     (156,346)  (156,346)
                                   -------    --------    ---------  ---------
Ending balance...................  580,100    $174,025    $(156,346) $  17,679
                                   =======    ========    =========  =========


                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                            STATEMENT OF CASH FLOWS

                      From the commencement of operations
              on or about August 14, 1998 through August 31, 1999

Operating activities
Net Loss ..........................................................  $(156,346)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation expense.............................................      2,162
  Increase in accounts receivable..................................     (2,111)
  Increase in accounts payable.....................................      6,880
  Stock-based compensation.........................................    145,500
                                                                     ---------
Net cash used by operating activities..............................     (3,915)
                                                                     ---------

Investing activities
Purchase of equipment..............................................    (21,621)

Financing activities
Proceeds from loans from stockholders..............................      2,510
Repayment of loans from stockholders...............................       (424)
Proceeds from issuance of stock....................................     28,525
                                                                     ---------
Net cash provided by financing activities..........................     30,611
                                                                     ---------
Net increase in cash...............................................      5,075
Cash at beginning of period........................................         --
                                                                     ---------
Cash at end of period..............................................  $   5,075
                                                                     =========


                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Nature of Operations

  Ameritrack, Inc. (the "Company") was formed to develop an Internet web site that would provide information to assist individuals in locating high school classmates and provide web site development assistance. The web site is available internationally.

 Advertising

  The Company expenses advertising costs as they are incurred. Advertising expenses totaled $517 for the period.

 Equipment and Depreciation

  Computer equipment is valued at cost. Maintenance and repairs are charged to expenses as incurred. Depreciation is computed on the straight-line method, based on an estimated useful life of five years.

 Income Taxes

  The financial statements do not include a provision for income taxes because the Company made an S Corporation election for federal and state income tax purposes. The Company's earnings will be included in the stockholders' personal income tax returns.

 Research and Development Costs

  Research and development costs related to both future and present web site development are charged to expenses as incurred.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from those estimates.

2. Development Stage Operations

  The Company was incorporated and began operations in mid August 1998. Initially, there was one stockholder. Operations through August 31, 1999 were devoted primarily to development of the web site, raising capital, investigating other means of obtaining financing and administrative functions. As of August 31, 1999, the Company had ten stockholders who acquired stock through purchase and by providing services to the Company. The basis for valuing the shares issued for services was determined by reference to the cash price for the shares acquired by purchase.

   These notes are an integral part of the accompanying financial statements.

                                AMERITRACK, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

3. Related Party Transactions

  During the period, two stockholders advanced operating funds to the Company. These loans were of a short-term nature and were noninterest bearing. The highest amount outstanding during the period was $2,262.

4. Subsequent Events

  Subsequent to August 31, 1999, the Company signed a letter of intent to sell all of its outstanding stock for cash and shares of stock in Snowball.com, Inc., unrelated privately held company. This sale closed on September 28, 1999 with 25% of the cash and 50% of stock being held in escrow pending the completion of this audit and certain other matters.

  The Company was assisted in negotiating this sale by an investment banking firm. This firm agreed to take its fee for services by acquiring a stock warrant entitling it to acquire 30,532 shares in the Company. This warrant was exercised subsequent to August 31, 1999. Upon this exercise, the Company's S Corporation status was automatically revoked and the Company became a C Corporation.



   These notes are an integral part of the accompanying financial statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
of Extreme Interactive Media, Inc.

  We have audited the accompanying balance sheets of Extreme Interactive Media, Inc. (an Oklahoma "S" corporation) as of December 31, 1998 and September 30, 1999, and the related statements of operations and accumulated deficit, and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extreme Interactive Media, Inc. as of December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.

/s/ Hamilton & Associates, Inc.
Oklahoma City, Oklahoma
December 9, 1999

                        EXTREME INTERACTIVE MEDIA, INC.

                                 BALANCE SHEETS

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
Assets
Current Assets:
  Cash and cash equivalents.........................   $217,798     $ 20,032
  Notes receivable..................................     50,000           --
  Accounts receivable...............................     31,675       75,856
  Prepaid expenses..................................      2,760        1,885
                                                       --------     --------
    Total current assets............................    302,233       97,773
Property and equipment:
  Computer equipment................................     56,682       70,441
  Furniture.........................................      1,622        1,401
                                                       --------     --------
                                                         58,304       71,842
  Less: accumulated depreciation....................     (3,288)     (15,358)
                                                       --------     --------
    Net property and equipment......................     55,016       56,484
                                                       --------     --------
Other assets:
  Intangible assets.................................    263,472      269,089
  Organization cost.................................        458          383
  Deposit...........................................      1,885        1,885
                                                       --------     --------
    Total other assets..............................    265,815      271,357
                                                       --------     --------
      Total assets..................................   $623,064     $425,614
                                                       ========     ========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..................................   $ 20,165     $  7,284
  Other accrued taxes...............................      2,820           --
                                                       --------     --------
    Total current liabilities.......................     22,985        7,284
Stockholders' equity:
  Common stock, $.10 par value, 500,000 shares
   authorized, 100,000 shares issued................     10,000       10,000
  Paid in capital in excess of par..................    759,000      759,000
  Accumulated deficit...............................   (168,921)    (350,670)
                                                       --------     --------
    Total stockholders' equity......................    600,079      418,330
      Total liabilities and stockholders' equity....   $623,064     $425,614
                                                       ========     ========


                  See accompanying notes and auditor's report.

                        EXTREME INTERACTIVE MEDIA, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                    Nine Months
                                                       Year Ended      Ended
                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
Revenue:
  Advertising income.................................  $      --     $ 143,565
  Other income.......................................     34,147        14,566
                                                       ---------     ---------
    Total revenue....................................     34,147       158,131
                                                       ---------     ---------
Operating expenses:
  Amortization.......................................      7,570        14,458
  Depreciation.......................................      3,288        12,071
  Salaries...........................................     82,077       153,917
  Professional services..............................     32,175        48,258
  Payroll taxes......................................     10,513        12,677
  Media..............................................      9,792         1,260
  Legal and accounting...............................     25,269        13,351
  Rent...............................................      7,323        14,645
  Office.............................................      2,994        12,293
  Telephone..........................................      3,052        13,438
  Travel.............................................      8,351         6,972
  Other..............................................     14,752        26,867
  Promotional........................................         --        14,120
                                                       ---------     ---------
    Total operating expenses.........................    207,156       344,327
                                                       ---------     ---------
Loss from operations.................................   (173,009)     (186,196)
Interest Income......................................      4,088         4,447
                                                       ---------     ---------
Net loss.............................................  $(168,921)    $(181,749)
Accumulated deficit, beginning of the period.........         --      (168,921)
                                                       ---------     ---------
Accumulated deficit, end of the period...............  $(168,921)    $(350,670)
                                                       =========     =========


                  See accompanying notes and auditor's report.

                        EXTREME INTERACTIVE MEDIA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   Nine Months
                                                      Year Ended      Ended
                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
Cash flows from operating activities:
Net loss............................................  $(168,921)    $(181,749)
Adjustments to reconcile net loss to net cash
 provided (used) by operating activities:
  Depreciation......................................      3,288        12,070
  Amortization......................................      7,570        14,458
(Increase) decrease in:
  Accounts receivable...............................    (31,675)      (44,181)
  Notes receivable..................................    (50,000)       50,000
  Prepaid expenses..................................     (2,760)          875
  Other assets......................................   (273,385)      (20,000)
Increase (decrease) in:
  Accounts payable..................................     20,165       (12,881)
  Accrued taxes.....................................      2,820        (2,820)
                                                      ---------     ---------
Net cash provided (used) by operating activities....   (492,898)     (184,228)
Cash flows from investing activities:
  Purchases of property and equipment...............    (58,304)      (13,538)
Cash flows from financing activities:
  Increase from sale of stock.......................    769,000            --
                                                      ---------     ---------
Net change in cash and cash equivalents.............    217,798      (197,766)
Cash and cash equivalents at beginning of period....         --       217,798
                                                      ---------     ---------
Cash and cash equivalents at end of period..........  $ 217,798     $  20,032
                                                      =========     =========


                  See accompanying notes and auditor's report.

                        EXTREME INTERACTIVE MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Property and Equipment

  The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the declining balance or straight-line method for financial reporting purposes and on the modified accelerated cost recovery system method for income tax purposes. Depreciation expense for the period ended September 30, 1999 was $12,071 and $3,288 for the year ended December 31, 1998.

 Income Taxes

  Extreme Interactive Media, Inc., (the "Company"), with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company taxable income.

 Cash Equivalents

  For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

 Use of Estimates

  In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from these estimates.

 Intangible Assets

  Intangible assets associated with the purchase of websites and organizational costs are being amortized on the straight-line method over a period of five to 15 years. Amortization expense for the period ended September 30, 1999, was $14,458 and $7,570 for the year ended December 31, 1998.

2. Accumulated Depreciation

  Accumulated depreciation and net book value of property and equipment is as follows:

                                              September 30,
                                                  1999        December 31, 1998
                                            ----------------- -----------------
                                            Amount  Net Basis Amount  Net Basis
                                            ------- --------- ------- ---------
Computer equipment......................... $70,441  $55,389  $56,682  $53,475
Furniture and fixtures.....................   1,401    1,095    1,622    1,541
                                            -------  -------  -------  -------
                                            $71,842  $56,484  $58,304  $55,016
                                            =======  =======  =======  =======

3. Compensated Absences

  Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. The Company does not account for the amount of compensation for future absences and the amount would be immaterial, and

                        EXTREME INTERACTIVE MEDIA, INC.

accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

4. RELATED PARTY TRANSACTIONS

  The Company paid legal fees of $6,653 (December 31, 1998 $23,895) to a law firm in which two of its stockholders are partners.

  The Company paid rent of $1,250 (December 31, 1998 $725) to a company owned by one of its stockholders.

  Extreme Interactive Media, Inc. paid accounting fees of $2,525 to a firm that is owned by one of its stockholders.

                               Snowball.com, Inc.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial information gives effect to the acquisition of Extreme Interactive Media, Inc. using the purchase accounting method, based on allocations of the purchase price. The historical information has been derived from the respective historical financial information of Snowball and Extreme Interactive Media and should be read in conjunction with their financial statements and the related notes included in this prospectus.

  The unaudited pro forma condensed combined statement of operations combines Snowball's and Extreme Interactive Media's historical statements of operations and gives effect to the acquisition, including the amortization of goodwill and other intangible assets resulting from the acquisition, as if the acquisition occurred on January 1, 1999.

  The total purchase price of Extreme Interactive Media has been allocated to assets and liabilities based on management's estimates of their fair values with the excess cost over the net assets acquired allocated to goodwill and other intangible assets.

  The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would actually occur if the acquisition had been consummated as of the date indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma adjustments are based on the information available at the time of the filing of this prospectus.

                               Snowball.com, Inc.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                  (unaudited)
                      (in thousands except per share data)
                    For the year ended December 31, 1999(1)

                                              Extreme
                                            Interactive
                                            Media, Inc.
                                                 to
                              Snowball.com, December 17,  Pro Forma   Pro Forma
                                  Inc.          1999     Adjustments  Combined
                              ------------- ------------ -----------  ---------
Revenue......................   $  6,674       $ 203        $  --     $  6,877
Cost of revenue..............      4,316          --           --        4,316
                                --------       -----        -----     --------
Gross margin.................      2,358         203           --        2,561
Operating expenses
 Production and content......      6,610          --           --        6,610
 Engineering and develop-
  ment.......................      5,084          --           --        5,084
 Sales and marketing.........     20,393          24           --       20,417
 General and administrative..      3,486         442           --        3,928
 Stock-based compensation....      1,521          --           --        1,521
 Amortization of goodwill and
  intangible assets..........        471           4          358 (A)      833
                                --------       -----        -----     --------
  Total operating expenses...     37,565         470          358       38,393
                                --------       -----        -----     --------
Loss from operations.........    (35,207)       (267)        (358)     (35,832)
Interest income, net.........        265          13           --          278
Other income.................        120         (49)          --           71
                                --------       -----        -----     --------
Net loss.....................   $(34,822)      $(303)       $(358)    $(35,483)
                                ========       =====        =====     ========
Basic and diluted net loss
 per share (B)...............   $(186.69)                             $(135.43)
                                ========                              ========
Shares used in per share
 calculation.................        187                       75          262
                                ========                    =====     ========
Pro forma basic and diluted
 net loss
 per share (B)(unaudited)....   $  (1.93)                             $  (1.96)
                                ========                              ========
Shares used in pro forma per
 share calculation
 (unaudited).................     18,022                       75       18,097
                                ========                    =====     ========

--------
(1) Extreme Interactive Media's results are for the period from January 1, 1999 through the date of acquisition (December 17, 1999).


    See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

                               Snowball.com, Inc.

                        NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION

  The total estimated purchase price of the transaction has been allocated to assets and liabilities based on management's estimate of their fair values with the excess cost over the net assets acquired allocated to goodwill and other intangible assets.

  The adjustments to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999, assumes the merger occurred as of January 1, 1999, and are as follows:

  (A) To reflect the amortization of goodwill and other intangible assets resulting from the merger. The goodwill and other intangible assets are being amortized over periods of approximately three years. Based upon the nature of Extreme Interactive Media's operations, management does not anticipate that any significant value will be attributed to purchased in-process research and development.

  (B) Pro forma basic and diluted net loss per share has been adjusted to reflect the issuance of 75,000 shares of Snowball common stock, as if the shares had been outstanding for the entire period presented.




   These notes are an integral part of the accompanying financial statements.

  [The image of a hip, adolescent girl is displayed on the top half of the inside back cover, with the phrase "Who am i?" positioned at the top of the page. Beneath the image of the girl are the statements "i am the internet generation," "i am a vast community" and " And, i am here." Displayed horizontally beneath these statements are the logos of the four Snowball networks. Beneath the network logos is the Snowball logo, with the phrase "We are i" under the logo.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Cautionary Note on Forward-Looking Statements............................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  31
Management...............................................................  46
Related Party Transactions...............................................  59
Principal Stockholders...................................................  61
Description of Capital Stock.............................................  63
Shares Available for Future Sale.........................................  67
Underwriting.............................................................  69
Legal Matters............................................................  71
Experts..................................................................  71
Where You Can Find Additional Information................................  71
Index to Financial Statements............................................ F-1

                                --------------

  Through and including April 14, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,250,000 Shares

                               Snowball.com, Inc.

                                  Common Stock

                                --------------

                          [LOGO OF SNOWBALL.COM, INC.]

                                --------------

                              Goldman, Sachs & Co.

                                   Chase H&Q

                               Robertson Stephens

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
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